As filed with the Securities and Exchange Commission on January 9, 2017.
Registration No. 333-214121

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MIRAMAR LABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3841	80-0884221
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2790 Walsh Avenue
Santa Clara, California 95051
(408) 579-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Michael Kleine
Chief Executive Officer
Miramar Labs, Inc.
2790 Walsh Avenue
Santa Clara, California 95051
(408) 579-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Philip H. Oettinger Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 565-3564	Robert Michael Kleine Miramar Labs, Inc. 2790 Walsh Avenue Santa Clara, California 95051 (408) 579-8700
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ¨

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ¨

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ¨
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer		Accelerated filer	
Non-accelerated filer	 (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
PROSPECTUS (Subject to Completion) Dated January 9, 2017
9,148,878 Shares
Common Stock

This Prospectus relates to the offering and resale by the selling stockholders identified herein of up to 9,148,878 shares of common stock, par value $0.001 per share, of Miramar Labs, Inc. Of the shares being offered, 9,131,374 are presently issued and outstanding and 17,504 are issuable upon exercise of common stock purchase warrants. These shares include an aggregate of (i) 1,978,567 shares of common stock issued and sold to accredited investors in a private placement offering in a series of closings on June 7, 2016, June 30, 2016, July 21, 2016 and August 8, 2016, or the Private Placement, (ii) 715,000 shares of our common stock that were held by one of our stockholders immediately prior to the closing of our merger transaction on June 7, 2016, or the Merger, (iii) 6,374,171 shares of our common stock issued in the Merger to the former stockholders of Miramar Technologies, Inc. in connection with the closing of the Merger, (iv) 17,504 shares of common stock issuable upon exercise of common stock purchase warrants, or the Placement Agent Warrants, issued as compensation to Katalyst Securities LLC and The Benchmark Company, LLC, as co-exclusive placement agents and their designees in connection with the Private Placement, or the Placement Agents and (v) 63,636 shares of common stock issued to certain consultants of Miramar Labs, Inc. All shares of common stock issued in the Private Placement were sold at a purchase price of $5.00 per share.
The selling stockholders (which term as used herein includes the donees, transferees or other successors in interest of any selling stockholder) may sell the shares of common stock on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market, in one or more transactions otherwise than on these exchanges or systems, such as privately negotiated transactions, or using a combination of these methods, and at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See the disclosure under the heading “Plan of Distribution” elsewhere in this Prospectus for more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock hereunder.
The selling stockholders may sell any, all or none of the securities offered by this Prospectus and we do not know when or in what amount the selling stockholders may sell their shares of common stock hereunder following the effective date of this registration statement.
We will not receive any proceeds from the sale of our common stock by the selling stockholders in the offering described in this Prospectus.
Our common stock is quoted on the OTCQB tier of OTC Markets Group, Inc. under the symbol “MRLB.” On January 6, 2017, the last quoted sale price for our common stock as reported on the OTCQB was $4.00 per share.

We are an “emerging growth company” under the U.S. federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in this Prospectus under “Risk Factors” beginning on page 8 of this Prospectus.
You should rely only on the information contained in this Prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ____________, 2017.

This Prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under this process, the selling stockholders may from time to time, in one or more offerings, sell the common stock described in this Prospectus.
You should rely only on the information contained in this Prospectus or in any free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate only as of the date on the front cover of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
Information contained on our website is not part of this Prospectus.
“Miramar Labs,” “miraDry,” “miraDry and Design,” “Drop Design,” “miraWave,” “miraSmooth,” “miraFresh” and “ML Stylized mark” are our trademarks. Our logo and our other trade names, trademarks and service marks appearing in this Prospectus are our property. Other trade names, trademarks and service marks appearing in this Prospectus are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this Prospectus appear without the ™ or the ® symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this Prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information appearing elsewhere in this Prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock from the selling stockholders.

MIRAMAR LABS, INC.
Overview
We are a medical technology company focused on developing and commercializing products utilizing our proprietary microwave technology platform.
Our first commercial product, the miraDry System, is designed to ablate axillary, or underarm, sweat glands through the precise and non-invasive delivery of energy to the region where sweat glands reside. The energy generates heat which results in thermolysis of the sweat glands. At the same time, a continuous hydro-ceramic cooling system protects the superficial dermis and keeps the heat focused at the sweat glands. Because sweat glands do not regenerate after the treatment, we believe the results are lasting. Microwaves are the ideal technology as the energy can be focused directly at the fat and dermal junction where the glands reside.
We developed the miraDry System to noticeably, and measurably reduce the sweat in the underarm for patients with sweat ranging from excessive to average. In our pivotal clinical trial involving 120 patients in the United States, 89% of patients experienced reduction in their sweat with no reported deaths, injuries requiring immediate medical attention to prevent death, or permanent impairment. In a second study involving 31 patients, patients reported an average of 82% sweat reduction at 12 months and 100% of patients reported being no longer bothered by their hyperhidrosis at 24 months.
We received clearance from the U.S. Food and Drug Administration, or FDA, in January 2011 and received CE mark approval in December 2013 to market the miraDry procedure for the treatment of primary axillary hyperhidrosis, or a condition characterized by abnormal sweating in excess of that required for regulation of body temperature. Additionally, we have received approval of the miraDry treatment in several other countries since our FDA clearance in 2011.
The miraDry System consists of a console and a handheld device which uses consumable single-use bioTips. We sell our miraDry System and bioTips only to physicians, consisting of dermatologists, plastic surgeons, aesthetic specialists and physicians specializing in the treatment of hyperhidrosis. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are generally not board-certified dermatologists or plastic surgeons.
Hyperhidrosis is a medical condition of varying degree in which a person sweats excessively. A study published by Strutton et al. in June 2004 in the Journal of the American Academy of Dermatology, titled “US prevalence of hyperhidrosis and impact on individuals with axillary hyperhidrosis: Results from a national survey,” estimated that 2.8% of the general population has hyperhidrosis (defined as excessive or abnormal sweating in this paper), 50.8% of which has axillary hyperhidrosis. Additionally, the general consensus of medical practitioners is that the definition of hyperhidrosis includes anyone who is bothered by their sweat.  As such, the definition of axillary hyperhidrosis is broad in scope and the condition depends upon whether patients have determined that their sweating is excessive or abnormal. Because this assessment is subjectively determined by the patients themselves, there is no quantifiable standard that medical practitioners use to determine whether a patient is suffering from axillary hyperhidrosis. If patients subjectively determine that their sweating is excessive and as such are bothered by their sweating, such patients are considered to be suffering from axillary hyperhidrosis.
We developed the miraDry treatment to provide patients with a non-invasive and durable procedure to selectively ablate underarm sweat glands for both severely hyperhidrotic patients and those that are bothered by their underarm sweat. However, since our FDA clearance only permits us to market the miraDry System for the treatment of primary axillary hyperhidrosis, we are limited in our ability to market the miraDry System for the treatment of average sweating. In other words, our FDA clearance only allows us to market the miraDry System for the treatment of patients who subjectively determine that their sweating is excessive and are therefore bothered by it. To the extent we were to market the miraDry System for use by patients who did not determine their sweating to be excessive or abnormal, we would not be marketing the miraDry System in compliance with its labeling. The miraDry treatment is clinically proven to reduce sweat in a one or more 60-minute procedures, allowing most patients to achieve immediately noticeable and durable results without the pain, expense, downtime, or repeat visits associated with surgical and other minimally-invasive procedures. The sweat glands in the treated area are ablated through targeted heating of the tissue, and because the body does not regenerate sweat glands, we believe the results will be lasting, although some patients may need to repeat the miraDry procedure to achieve the lasting results. Due to these advantages, we believe that the miraDry treatment is appealing to a wide range of individuals seeking a lasting solution to underarm sweat.
In addition, the miraDry procedure is not technique-dependent, does not require significant training or skill for the treatment provider, and the user-interface guides the provider through each step of the procedure for each treatment. The user-friendly nature of the miraDry System allows our physician customers to easily delegate the treatment to physician assistants and nurse practitioners thereby freeing up their time for other physician-dependent procedures.
We selectively market the miraDry System only to physicians, including dermatologists, plastic surgeons, aesthetic specialists and those physicians specializing in the treatment of hyperhidrosis who express a willingness to position miraDry as a premium and differentiated treatment and participate in our global marketing and support programs. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are generally not board-certified dermatologists or plastic surgeons.
We intend to market the miraDry System to physician practice sites on a global basis. We utilize our direct sales organization to market and sell the miraDry System in our North American market, which includes the United States and Canada. In our markets located outside of North America, we market and sell the miraDry System through a network of distributors.
Physicians can market the miraDry treatment as a premium, highly-differentiated, non-surgical sweat reduction procedure. Based on our commercial data, we believe physicians can recoup their capital expenditures within 12 months on average, assuming modest use of the miraDry System, even though the cost of the miraDry treatment is not reimbursed by any third party payors. We are approved to sell the miraDry System in over 40 international markets outside of North America, including countries in Asia, Europe, the Middle East and South America.

We generate revenues from sales of our miraDry System and from the sales of bioTips which are required for use for each miraDry procedure performed. We generated revenues of $17.2 million for the year ended December 31, 2015 and $16.0 million for the nine months ended September 30, 2016. Capital system sales comprised 54% and consumable sales comprised 42% of our revenues for the year ended December 31, 2015 and 54% and 43%, respectively, of our revenues for the nine months ended September 30, 2016. We had net losses of approximately $14.5 million and $17.0 million for the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively.
We are driving growth in miraDry procedures in North America through our physician marketing programs, which provide physicians with sales training, practice marketing, and support services. After we establish a significant installed base of miraDry Systems in specific markets, we plan to use targeted consumer marketing, advertising, and promotional activities in these markets to increase demand for the miraDry System.
Our business is dependent upon the success of the miraDry treatment, and we cannot guarantee that we will be successful in significantly expanding physician demand for the miraDry System and patient demand for the miraDry treatment. In addition, we will continue to incur significant expenses for the foreseeable future as we expand our commercialization and other business activities, and as a result, we cannot guarantee that we will be able to achieve or maintain our profitability.
Risks Associated with our Business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus summary. These risks include, but are not limited to, the following:

•	We have limited operating experience and a history of net losses, and we may never achieve or maintain profitability.

•	We may not be able to generate sufficient revenue to achieve and maintain profitability.

•	We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.

•	It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

•
We are dependent upon the success of the miraDry treatment, which has a limited commercial history. If the market acceptance for the miraDry treatment fails to grow significantly, our business and future prospects will be harmed.

•
Our ability to market the miraDry treatment in the United States is limited to the treatment of sweat and hair in the underarm, and if we want to expand our marketing claims, we will need to obtain additional FDA clearances or approvals, which may not be granted.

•	Our success depends on growing physician adoption and use of the miraDry System.

•	If there is not sufficient patient demand for miraDry procedures, our financial results and future prospects will be harmed.

•	Our success depends in part upon patient satisfaction with the effectiveness of the miraDry treatment.

•
We have limited experience with our direct sales and marketing force and any failure to build and manage our direct sales and marketing force effectively could have a material adverse effect on our business.

•	We depend on third-party distributors to market and sell the miraDry System in markets outside of North America and we may not be able to exercise sufficient control over these distributors.

•	In order to successfully market and sell miraDry Systems in markets outside of North America, we must address many issues with which we have limited experience.

•	Our inability to effectively compete with our competitors may prevent us from achieving significant market penetration or improving our operating results.

•
We and our third-party manufacturing partners have limited experience in producing the miraDry System and its accessories and components, and if we are unable to manufacture our miraDry System in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

•	We outsource the manufacturing of key elements of our miraDry System and bioTips to single-source third-party manufacturers.
Corporate Information
We were incorporated in Nevada as Spacepath, Inc. on December 28, 2012, and subsequently changed our name to KTL Bamboo International Corp. on March 18, 2015. On June 7, 2016, we reincorporated in Delaware as Miramar Labs, Inc.
On June 7, 2016, our wholly-owned subsidiary, Miramar Acquisition Corp., a corporation formed in the State of Delaware on June 2, 2016, or the Acquisition Sub, merged with and into Miramar Technologies, Inc., a corporation incorporated in April 2006 in the State of Delaware originally under the name of Miramar Labs, Inc., which changed its name to Miramar Technologies Inc. on June 2, 2016, and is referred to herein as Miramar. On June 7, 2016, we entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, with the Acquisition Sub and Miramar. Pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into Miramar, which was the surviving corporation and thus became our wholly-owned subsidiary, or the Merger. All of the outstanding capital stock of Miramar was converted into shares of our common stock.
In connection with the Merger and pursuant to the split-off agreement and a general release agreement, or the Split-Off Agreement, we transferred our pre-Merger assets and liabilities to our pre-Merger majority stockholder, in exchange for the surrender by and cancellation of 3,603,602 shares of our common stock, or the Split-Off. Upon the closing of the Merger, we discontinued our pre-Merger business and acquired the business of Miramar and will continue the existing business operations of Miramar as a publicly-traded company under the name Miramar Labs, Inc.
On June 7, 2016, in connection with the Merger, our board of directors changed our fiscal year from a fiscal year ending on July 31 to one ending on December 31 of each year, which was the fiscal year of Miramar.
On June 7, 2016, we entered into a subscription agreement, or the Subscription Agreement, with certain accredited investors, providing for the issuance and sale to such investors of an aggregate of 1,978,567 shares of common stock issued and sold to accredited investors in a private placement offering in a series of closings on June 7, 2016, June 30, 2016, July 21, 2016 and August 8, 2016, at a purchase price per share of $5.00 and for aggregate gross proceeds to us of approximately $9.9 million, or the Private Placement. Katalyst Securities LLC and The Benchmark Company, LLC served as co-exclusive placement agents, or, along with their sub-agents, the Placement Agents, for the Private Placement.

The Subscription Agreement also contains certain anti-dilution provisions. Those anti-dilution provisions provide that, subject to certain exceptions, if we issue and sell Common Stock or Common Stock equivalents at a purchase price per share of lower than $5.00 within the six month period following June 7, 2016, each investor in the Private Placement shall be entitled to receive such number of additional shares of our common stock as they would have received had such lower purchase price per share been applicable in the Private Placement.
At the closings of the Private Placement we issued to the Placement Agents and their designees, warrants, or the Placement Agent Warrants, to acquire up to 17,504 shares of our common stock at an exercise price of $5.00 per share. Each of the Placement Agent Warrants is exercisable at any time at the option of the holder until the five-year anniversary of its date of issuance. Our authorized capital stock currently consists of 100,000,000 shares of common stock and 5,000,000 shares of blank check preferred stock. Our common stock is quoted on the OTC Markets (OTCQB) under the symbol “MRLB,” which changed from “KTLC” on June 15, 2016.
Our principal executive offices are located at 2790 Walsh Avenue, Santa Clara, California 95051. Our telephone number is (408) 579-8700. Our website address is www.miramarlabs.com. The information contained on, or that can be accessed through, our website is not a part of this Prospectus.
We continue to be a “smaller reporting company,” as defined under the Securities Exchange Act of 1934, as amended, or the Exchange Act, following the Merger. As a result of the Merger, we have ceased to be a shell company, as such term is defined in Rule 12b-2 under the Exchange Act.
Unless otherwise stated or the context clearly indicates otherwise, the “Company,” the “Registrant,” “we,” “us,” and “our” refer to Miramar Labs, Inc., incorporated in Delaware, after giving effect to the Merger and the Split-Off.
Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer,” which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
In addition, Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

For certain risks related to our status as an emerging growth company, see “Risk Factors — Risks Related to Our Common Stock and the Offering — We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

THE OFFERING

Common stock outstanding prior to this offering	9,334,857 shares(1)
Common stock offered by the selling stockholders hereunder	9,148,878 shares(2)
Common stock outstanding after this offering	9,334,857 shares(1)
Use of proceeds
All of the shares of common stock being offered under this Prospectus are being sold by the selling stockholders or their pledges, donees, transferees, assignees or other successors in interest. Accordingly, we will not receive any proceeds from the sale of our common stock offered by the selling stockholders under this Prospectus. We may, however, receive proceeds from warrants exercised by selling stockholders in the event that such warrants are exercised for cash. See “Use of Proceeds” beginning on page 40 of this Prospectus.

Risk factors	See “Risk Factors” beginning on page 8 and other information included in this Prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.
OTC symbol	MRLB
(1) As of January 6, 2017.
(2) Includes (a) 9,131,374 shares of common stock outstanding and (b) 17,504 shares of common stock issuable upon exercise of the Placement Agent Warrants.
Background
In connection with the Private Placement, we entered into a Registration Rights Agreement, pursuant to which we have agreed that promptly, but no later than 90 calendar days from the final closing of the Private Placement, we will file a registration statement with the SEC, or the Registration Statement, covering (a) the shares of common stock issued in the Private Placement, (b) the shares of common stock issuable upon exercise of the Placement Agent Warrants, (c) the shares of common stock issued in exchange for the equity securities of Miramar outstanding prior to the Merger and (d) shares of common stock held by certain of our pre-Merger security holders, collectively, the Registrable Shares. We have agreed to use our commercially reasonable efforts to ensure that such Registration Statement is declared effective within 180 calendar days after the final closing of the Private Placement.
Throughout this Prospectus, when we refer to the shares of our common stock, the offer and sale of which are being registered on behalf of the selling stockholders, we are referring to the Registrable Shares that we agreed to register pursuant to the Registration Rights Agreement described above. When we refer to the selling stockholders in this Prospectus, we are referring to the holders of the Registrable Shares and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this Prospectus from the holders of the Registrable Shares as a gift or other transfer for no consideration.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Strategy
We have limited operating experience and a history of net losses, and we may never achieve or maintain profitability.
We have a limited operating history and have focused primarily on research and development, clinical trials, product engineering, building our manufacturing capabilities, and seeking regulatory clearances and approvals to market our first product, the miraDry System. We have incurred significant net losses since our inception, including net losses of approximately $14.5 million in 2015, $15.3 million in 2014, $13.9 million in 2013, and $17 million for the nine months ended September 30, 2016. At September 30, 2016, we had an accumulated deficit of approximately $110.5 million. As disclosed in the audit report for the year ended December 31, 2015, these factors raise substantial doubt about our ability to continue as a going concern. We will continue to incur significant expenses for the foreseeable future as we expand our sales and marketing, research and development, and clinical and regulatory activities. We may never generate sufficient revenues to achieve or sustain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. Further, because of our limited operating history and because the market for products that treat sweat-bothered individuals is rapidly evolving, we have limited insight into the trends or competitive products that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Before investing, investors should consider an investment in our common stock in light of the risks, uncertainties, and difficulties frequently encountered by early-stage medical technology companies in rapidly evolving markets such as ours. We may not be able to successfully address any or all of these risks, and the failure to adequately do so could cause our business, results of operations, and financial condition to suffer.
We may not be able to generate sufficient revenue to achieve profitability.
Our revenue grew 7% in 2015 as compared to 2014. We generated revenue of $17.2 million in 2015 as compared to $16.1 million in 2014. Our revenues were $16.0 million and $11.8 million for the nine months ended September 30, 2016 and 2015, respectively, which represented a 36% increase in revenue. We expect to generate substantially all of our revenue in the future from sales of our miraDry System and related consumable bioTip product. We may be unable to generate sufficient revenue in the United States or in other countries to generate sufficient cash for operation or to cause the price of our stock to increase. Our revenue growth is subject to various risks such as:

•	difficulties in expanding our marketing efforts to develop new relationships and expand existing relationships with customers;

•	difficulties in managing our current international operations;

•	difficulties in receiving clearance or approval for our miraDry System in new markets or for new indications in existing markets;

•	difficulties securing adequate financing that enables us to invest in and grow the business;

•	increased competition in the United States and in other countries;

•	the absence of reimbursement for the miraDry system and procedure through government or private health insurance;

•
potential international arbitrage opportunities for our disposable bioTip products (i.e., we may choose to sell the bioTip products into certain countries at lower prices and if individuals or entities buy them in such countries and resell them at higher prices in other countries, it may reduce the amount that we sell into countries where we can charge higher prices); and

•	uncertainty global economic conditions.
If we are unable to increase our revenue, we may be unable to generate enough cash to support our operations. We may be required to raise more capital and that will result in dilution for our stockholders. There can be no assurance that future capital will be available to us at all or on attractive terms. If we are unable to grow our revenue, our operations may suffer, we may need to raise more capital and our stock price may decline as a result.
We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.
Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

•
our commercialization strategy and whether the revenues from sales of our miraDry System and the sales of our disposable bioTip product will be sufficient to offset the expenses we incur in connection with our commercialization activities;

•
the time, resources, and expense required to develop and conduct clinical trials and seek additional regulatory clearances and approvals for additional treatment indications for the miraDry treatment and for any additional products we develop;

•	the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation;

•	any product liability or other lawsuits related to our products and the costs associated with defending them or the results of such lawsuits;

•	the costs to attract and retain qualified personnel;

•	the costs associated with being a public company; and

•	general economic, industry and market conditions.
Our budgeted expense levels are based in part on our expectations concerning future revenue from the miraDry System. We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected shortfalls in revenue. Accordingly, a significant shortfall in market acceptance or demand for the miraDry treatment could have an immediate and material adverse impact on our business and financial condition.

It is difficult to forecast our future performance, which may cause our financial results and our stock price to fluctuate unpredictably.
Our limited operating history and the rapid evolution of the markets for medical technology products make it difficult for us to predict our future performance and our stock price. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results, such as:

•	physician demand for purchasing miraDry Systems may vary from quarter to quarter;

•	the inability for physicians to obtain any necessary financing;

•	changes in the length of the sales process;

•	performance of our international distributors;

•	positive or negative media coverage of the miraDry treatment, the procedures or products of our competitors, or our industry;

•	our ability to maintain our current or obtain further regulatory clearances or approvals;

•	seasonal or other variations in patient demand for procedures that treat hyperhidrosis;

•	introduction of new procedures or products that compete with the miraDry treatment;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations;

•	the hiring, training and retention of key employees, including our ability to expand our sales team; and

•	adverse changes in the economy that reduce patient demand for elective procedures.
We are dependent upon the success of the miraDry treatment, which has a limited commercial history. If the market acceptance for the miraDry treatment fails to grow significantly, our business and future prospects will be harmed.
We commenced commercial sales of the miraDry System for the treatment of primary axillary hyperhidrosis, a condition characterized by abnormal sweating in excess of that required for regulation of body temperature, and which we refer to as being “sweat-bothered,” in the United States in 2012 and in Japan in 2011. We expect that the revenues we generate from sales of our miraDry System and bioTips will account for substantially all of our revenues for the next several years. Accordingly, our success depends on the acceptance among physicians and patients of the miraDry procedure as a preferred treatment for being sweat-bothered. Although we have received FDA clearance to market the miraDry treatment for the treatment of primary axillary hyperhidrosis in the United States and are approved or are otherwise free to market the miraDry treatment in over 40 international markets, the degree of market acceptance of the miraDry treatment by physicians and patients is unproven. We believe that market acceptance of the miraDry treatment will depend on many factors, including:

•	the perceived advantages or disadvantages of the miraDry System compared to other products and treatments;

•	the safety and efficacy of the miraDry System relative to other products and alternative treatments;

•	the price of the miraDry System relative to other products and alternative treatments;

•	our success in expanding our sales and marketing organization;

•	the effectiveness of our marketing, advertising, and commercialization initiatives;

•	the development and publication of long-term clinical data in peer-reviewed journals supporting the long term efficacy of the miraDry treatment;

•	our ability to obtain regulatory clearance to market miraDry for additional treatment indications in the United States and other international markets;

•
education of physicians, especially general practitioners and dermatologists, regarding alternative treatments for sweat-bothered patients through key opinion leaders and product demonstrations at conferences, physician offices and webinars; and

•	the success of patient education through direct-to-consumer marketing campaigns that utilize social media outlets and testimonials.
We cannot guarantee that the miraDry treatment will achieve broad market acceptance among physicians and patients. Because we expect to derive substantially all of our revenue for the foreseeable future from sales of miraDry Systems and the sale of our disposable bioTip products, any failure of this product to achieve meaningful market acceptance will harm our business and future prospects.
Our ability to market the miraDry treatment in the United States is limited to the treatment of sweat and hair in the underarm, and if we want to expand our marketing claims, we will need to obtain additional FDA clearances or approvals, which may not be granted.
We currently only have FDA clearance to market the miraDry treatment in the United States for the treatment of primary hyperhidrosis of the axilla, or the under arm, and for hair reduction procedures in the axilla. This clearance restricts our ability to market or advertise the miraDry treatment for other specific body areas, and other conditions such as underarm odor, which could limit physician adoption and patient demand for the miraDry treatment. We believe that future applications of the miraDry treatment could be used to treat other body areas, such as the feet and hands, where patients experience sweat-bothered symptoms. Developing and promoting these new treatment applications for our miraDry System is an element of our growth strategy, but we cannot predict when or if we will receive the clearances required to implement these additional products and applications. In addition, we will be required to conduct additional clinical trials or studies to support our applications, which may be time-consuming and expensive, and may produce results that do not result in submission of, or FDA clearances for, new treatment applications. In the event that we do not obtain additional FDA clearances, our ability to promote the miraDry treatment in the United States will be limited. Currently, we are in the process of obtaining FDA clearance to market the miraDry System for the treatment of underarm odor reduction. Because we anticipate that sales in the United States will continue to be a significant portion of our business for the foreseeable future, ongoing restrictions on our ability to market the miraDry treatment in the United States could harm our business and limit our revenue growth.

Our success depends on growing physician adoption and use of the miraDry System.
Our ability to increase the number of physicians willing to make a significant capital expenditure to purchase our miraDry System and make the miraDry treatment a significant part of their practices depends on the success of our sales and marketing programs. We must be able to demonstrate that the cost of our miraDry System and the revenue that a physician can derive from performing miraDry procedures are compelling, and the treatments are durable, when compared to the costs, revenues and durability of treatments associated with alternative treatments, such as Botox, that the physician may offer. Alternative treatments may be invasive, minimally-invasive, or non-invasive and we must, in some cases, overcome a bias against procedures such as miraDry for treatment of hyperhidrosis, principally from those physicians prescribing non-invasive procedures such as clinical-strength antiperspirants and Botox. In addition, the absence of third party payor reimbursement for our miraDry System may deter the rate of adoption and use by physicians and decrease overall patient demand, especially as compared to the alternative treatments which are reimbursable by third party payors. We believe our marketing programs will be critical in driving demand for additional miraDry procedures, but these programs require physician commitment and involvement to succeed. If we are unable to increase physician adoption and use of miraDry, our financial performance will be adversely affected.
If there is not sufficient patient demand for miraDry procedures, our financial results and future prospects will be harmed.
The miraDry procedure is an elective procedure, the cost of which must be borne by the patient, and is not currently reimbursable through government or private health insurance. The decision to undergo a miraDry procedure is thus driven by patient demand, which may be influenced by a number of factors, such as:

•	the success of our sales and marketing programs;

•	the extent to which our physician customers recommend the miraDry treatment to their patients;

•	our success in attracting consumers who have not previously sought treatment for being sweat-bothered;

•	the extent to which our miraDry procedure satisfies patient expectations;

•	development and publication of clinical data supporting the long-term efficacy of the miraDry procedure;

•	our ability to properly train our physician customers in the use of the miraDry System such that their patients do not experience excessive discomfort during treatment or adverse side effects;

•	the cost, safety, and effectiveness of the miraDry treatment versus other sweat-bothered treatments;

•	consumer sentiment about the benefits and risks of procedures to treat being sweat-bothered generally and the miraDry treatment in particular;

•	the success of any direct-to-consumer marketing efforts we initiate; and

•	general consumer confidence, which may be impacted by economic and political conditions.
Our financial performance will be materially harmed in the event we cannot generate significant patient demand for the miraDry treatment.

Our success depends in part upon patient satisfaction with the effectiveness of the miraDry treatment.
In order to generate repeat and referral business, patients must be satisfied with the effectiveness of the miraDry treatment. Over 80,000 miraDry procedures have been performed as of September 30, 2016, and some patients have experienced side effects. The most common side effects that occur regularly are localized swelling, redness and discomfort that typically last less than a week. Less common side effects are swelling in the arm or torso, darkening of skin in the treatment area, soreness in the shoulders and arms due to procedure positioning, numbness or tingling in the arm due to the anesthesia (lasting less than 24 hours), and a tight band under the arm. Rare side effects (less than 1% of all procedures) that have been reported are altered sweating elsewhere on the body, small blisters or rashes in the treatment area, temporary altered sensation or tingling in the forearm or fingers, weakness in the arm or fingers, pain in the arm or fingers, infections, abscesses, ulcerations and burns. These events resolve over time but sometimes need intervention (for example, antibiotics). We have not been able to confirm in all cases that all side effects completely resolve. If patients are not satisfied with the benefits of the miraDry treatment, feel that the risks do not outweigh the benefits, feel that the procedure does not provide lasting or long-term results, or is too expensive for the results obtained, our reputation and future sales will suffer.
We have limited experience with our direct sales and marketing force and any failure to build and manage our direct sales and marketing force effectively could have a material adverse effect on our business.
We rely on a direct sales force to sell the miraDry System in our North American market, which includes the United States and Canada. In order to meet our anticipated sales objectives, we expect to grow our direct sales and marketing organization in these countries significantly over the next several years and intend to opportunistically build a direct sales and marketing force in certain international markets. There are significant risks involved in building and managing our sales and marketing organization, including risks related to our ability to:

•	hire qualified individuals as needed;

•	generate sufficient leads within our target physician group for our sales force;

•	provide adequate training for the effective sale and marketing of the miraDry treatment;

•	retain and motivate our direct sales and marketing professionals; and

•	effectively oversee geographically dispersed sales and marketing teams.
Our failure to adequately address these risks could have a material adverse effect on our ability to increase sales and use of our miraDry Systems, which would cause our revenues to be lower than expected and harm our results of operations.
We depend on third-party distributors to market and sell the miraDry System in markets outside of North America and we may not be able to exercise sufficient control over these distributors.
We currently depend exclusively on third-party distributors to sell, market, and service our miraDry Systems in markets outside of North America and to train our physician customers in such markets. We may need to engage additional third-party distributors to expand in new markets outside of North America. We are subject to a number of risks associated with our dependence on these third parties, including:

•	we lack day-to-day control over the activities of third-party distributors;

•	third-party distributors may not commit the necessary resources to market, sell, and service the miraDry Systems to the level of our expectations;

•	third-party distributors may not be as selective as we would be in choosing physicians to purchase miraDry Systems or as effective in training physicians in marketing and patient selection;

•	third-party distributors may terminate their arrangements with us on limited, or no, notice or may change the terms of these arrangements in a manner unfavorable to us;

•
disagreements with our distributors could require or result in costly and time-consuming litigation, arbitration or re-registrations which we could be required to conduct in jurisdictions with which we are not familiar;

•
one of our distributors individually accounted for greater than 10% of our revenue for the nine months ended September 30, 2016, and we may not be to replace these sales if our relationship with either distributor is terminated; and

•
we have granted favorable credit terms to certain distributors and in some cases, we may not be able to collect the entire amount owed to us if the distributor is terminated or otherwise suffers an adverse event beyond our control.

If we fail to establish and maintain satisfactory relationships with our third-party distributors, our revenues and market share may not grow as anticipated, and we could be subject to unexpected costs which would harm our results of operations and financial condition.
In order to successfully market and sell miraDry Systems in markets outside of North America, we must address many issues with which we have limited experience.
Sales in markets outside of North America accounted for approximately 57% and 54% of our revenue for the year ended 2015 and for the nine months ended September 30, 2016, respectively. We believe that a significant percentage of our business will continue to come from sales in markets outside of North America through increased penetration in countries where we currently market and sell the miraDry System through our third-party distributor network, combined with expansion into new international markets. However, international sales are subject to a number of risks, many of which we may have limited experience with, including:

•	difficulties in staffing and managing our international operations;

•	increased competition as a result of more products and procedures receiving regulatory approval, or otherwise being free to market in international markets;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	reduced or varied protection for intellectual property rights in some countries;

•	export restrictions, trade regulations, and foreign tax laws;

•	fluctuations in currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

•	customs clearance and shipping delays;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general; and

•	the burdens of complying with a wide variety of foreign laws and different legal standards.
If one or more of these risks were realized, it could require us to dedicate significant financial and management resources and our revenue may decline.
Our inability to effectively compete with our competitors may prevent us from achieving significant market penetration or improving our operating results.
The medical technology products market is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovation. Demand for the miraDry treatment could be reduced by the products and technologies offered by our competitors. The least invasive competing product is clinical strength antiperspirant. Some patients elect to have surgery to remove their sweat glands. Additionally, in the United States, the FDA has approved the marketing of Botox for the treatment of severe axillary hyperhidrosis and there are several other botulinum toxin drugs in clinical studies for the same indication. Also, the FDA has cleared the PrecisionTX laser treatment manufactured by Cynosure, Inc. for the treatment of primary axillary hyperhidrosis.
Other companies that manufacture aesthetic medical devices produce energy modulators that could be used in new products to enter this market and compete with the miraDry System.
Many of our competitors are large, experienced companies that have substantially greater resources and brand recognition than we do. Competition in the medical technology markets could result in price-cutting, reduced profit margins, and limited market share, any of which would harm our business, financial condition, and results of operations.
We and our third-party manufacturing partners have limited experience in producing the miraDry System and its accessories and components, and if we are unable to manufacture our miraDry System in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.
Prior to receiving FDA clearance in 2011, we manufactured our miraDry System in limited quantities sufficient only to meet the needs of our clinical studies. We currently manufacture our miraDry System and related accessories, including the consumable bioTips, through a combination of direct manufacturing at our facility in Santa Clara, California and through third-party manufacturers. Currently, we manufacture the console and handpiece in-house and complete final assembly of the bioTips in-house. To manufacture our miraDry System in the quantities that we believe will be required to meet anticipated market demand, we and our third-party manufacturers will need to increase manufacturing capacity, which will involve significant challenges, including compliance with quality system regulations which are strictly enforced by regulatory authorities, and may require additional regulatory approvals. Neither we nor our third-party manufacturers may be able to successfully complete a required increase to existing manufacturing processes in a timely manner, or at all.
If there is a disruption to our or our third-party manufacturers’ operations, we will have no other means of producing our miraDry Systems until we restore the affected facilities or develop alternative manufacturing facilities. Our systems and those of our third-party manufacturers may experience service interruptions, denial-of-service attacks and other cyber-attacks that interrupt operations and cause system failures which may result in loss of revenue and significant expenses to repair or replace damaged equipment and remedy resultant data loss or corruption.

Additionally, any damage to or destruction of our or our third-party manufacturers’ facilities or equipment may significantly impair our ability to manufacture miraDry Systems on a timely basis. Some of our manufacturing facilities are located in California in areas with a high risk of major earthquakes. A major earthquake could damage our operations, delay production or interrupt the supply of critical components of the miraDry System.
If we or our third-party manufacturers are unable to produce miraDry Systems in sufficient quantities to meet customer demand, our revenues, business, and financial prospects would be harmed. The lack of experience we and our manufacturing partners have in producing commercial quantities of our miraDry System may also result in quality issues, and result in product recalls. Manufacturing delays related to quality control could negatively impact our ability to bring our miraDry System and bioTips to market, harm our reputation, and decrease our revenues. Any recall could be expensive and generate negative publicity, which could impair our ability to market our miraDry System and further affect our results of operations.
We outsource the manufacturing of key elements of our miraDry System and bioTips to single-source third-party manufacturers.
Broadband Wireless, LLC manufactures the amplifiers used with our miraDry System in Reno, Nevada. In addition, our bioTips are manufactured by Healthcare Technology International Limited, headquartered in Hong Kong. These single source suppliers of these critical components may not be replaced without significant effort and delay in production. If the operations of these manufacturers are interrupted or if they are unable to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to fulfill customer orders or to repair equipment at current customer sites. A disruption with these contract manufacturers would entail significant delay, require us to devote substantial time and resources, and could involve a period in which our products could not be produced in a timely or consistently high-quality manner, any of which could harm our reputation and results of operations.
Our manufacturing operations and those of our key third-party manufacturers are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.
Our miraDry System contains critical components and we do not have supply agreements with many suppliers of these components beyond purchase orders. Although we maintain a safety stock of inventory for critical components equal to one to two quarters of forecasted part requirements, such forecasted amounts may be inaccurate and we may experience shortages as a result of serious supply problems with these suppliers. In addition, several other non-critical components and materials that comprise our miraDry System are currently manufactured by a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our miraDry System until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.
Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.
We forecast sales to determine requirements for components and materials used in our miraDry System and bioTips, and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.
We try to keep inventory on hand sufficient to support one to two quarters of miraDry System and bioTips sales. To manage our operations with our third-party manufacturers and suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs and enter into purchase orders on the basis of these requirements. Several components of our miraDry System, such as those to generate microwave energy, require an order lead time of up to seven months. Our limited historical commercial experience and rapid growth may not provide us with enough data to consistently and accurately predict future demand. In the future we will need to develop processes to ensure the components received from suppliers are manufactured to specification and that if there is a component change or a component becomes unavailable that a supplier can accurately inform us in a timely manner of the change or unavailability of the component. We cannot guarantee the integrity of our supply chain and if components received are not to specification, it will negatively impact our reputation and business. If our business expands, our demand for components and materials may increase beyond our estimates and our manufacturers and suppliers may be unable to meet our demand. In addition, if we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay, or prevent delivery of our miraDry System to our customers. In contrast, if we overestimate our component and material requirements, we may have excess inventory, which would increase our expenses. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our physician customers have with our products.
Even though our miraDry System is marketed solely to physicians, there exists a potential for misuse, which could harm our reputation and our business.
We and our independent distributors market and sell miraDry solely to physicians. In some cases, our physician customers directly supervise nurse practitioners, technicians, and other non-physicians, who may be allowed to perform miraDry procedures. Although we and our distributors provide training on the use of miraDry Systems, we do not supervise the procedures performed, nor can we be assured that direct physician supervision of procedures occurs according to our recommendations. The potential misuse of our miraDry System by physicians and non-physicians may result in adverse treatment outcomes and adverse patient events, which could harm our reputation and expose us to costly product liability litigation. For example, doctors may misuse our products by utilizing a single application bioTip on multiple patients, which decreases efficacy of the bioTip and exposes other patients to bodily fluids and related biological hazards which creates safety risks for the patients. We could become involved in litigation in the future as a result of physician misuse and any such litigation would consume resources and negatively impact our financial results and harm our results of operations.
Product liability suits could be brought against us due to defective design, labeling, material, or workmanship, or misuse of our miraDry System, and could result in expensive and time-consuming litigation, payment of substantial damages, an increase in our insurance rates and substantial harm to our reputation.
If our miraDry System is defectively designed, manufactured, or labeled, contains defective components, or is misused, we may become subject to substantial and costly litigation by our physician customers or their patients. Misusing our miraDry System or failing to adhere to operating guidelines can cause skin damage and underlying tissue damage and, if our operating guidelines are found to be inadequate, we may be subject to liability. Furthermore, if a patient is injured in an unexpected manner or suffers unanticipated adverse events after undergoing a miraDry procedure, even if the procedure was performed in accordance with our operating guidelines, we may be subject to product liability claims. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us. We currently have product liability insurance, but it may not be adequate to cover us against potential liability. In addition, we may not be able to maintain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation, and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and reducing our operating results.
Third parties may attempt to produce counterfeit versions of our products and may harm our ability realize revenue, negatively affect our reputation, or harm patients and subject us to product liability.
The bioTip is designed to be a single-use product and produce individual revenue for each miraDry procedure performed. Third parties may seek to develop counterfeit miraDry Systems, components and bioTips and make them available to practitioners at lower prices than our own. If security features incorporated into the design of our miraDry System are unable to prevent the introduction of counterfeit components, we may not be able to monitor the number of procedures performed using our miraDry System. We have taken certain measures to design our miraDry console to only recognize our bioTip product and not those designed by counterfeiters, but there can be no guarantee that this design feature will prevent such misuse. We plan to use patent enforcement and physician education to decrease the impact of counterfeit products on our business and reputation, but all such efforts may be inadequate or unsuccessful. In addition, if counterfeit products are used with or in place of our own, we could be subject to product liability lawsuits resulting from the use of damaged or defective goods and suffer damage to our reputation.
We depend on personnel that are skilled, experienced and uniquely educated and trained in the disciplines of microwave technologies to operate our business effectively. If we are unable to recruit, hire, and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.
Our success largely depends on the skills, experience, and efforts of our executive officers and other key employees. We do not have employment contracts with any of our executive officers or other key employees that require these officers to stay with us for any period of time. Any of our executive officers and other key employees may terminate their employment with us at any time. The loss of any of our executive officers and other key employees could weaken our management expertise and harm our business operations. We only maintain key man insurance for our chief executive officer.

In addition, our ability to retain our skilled employees and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain our existing employees. We will face significant challenges and risks in hiring, training, managing, and retaining sales and marketing, product development, financial reporting, and regulatory compliance employees, many of whom are geographically dispersed. Failure to attract and retain personnel, particularly our sales and marketing, product development, financial reporting, and regulatory compliance personnel, would materially harm our ability to compete effectively and grow our business.
We may need to raise additional funds in the future, and such funds may not be available on a timely basis, or at all.
Until such time, if ever, as we can generate substantial revenues from sales of our miraDry System and sales of our disposable bioTip products, we will be required to finance our operations with our cash resources. We may need to raise additional funds in the future to support our operations. We cannot be certain that additional capital will be available as needed or on acceptable terms, or at all. If we require additional capital at a time when investment in our Company, in medical technology companies or the marketplace in general is limited, we may not be able to raise such funds at the time that we desire, or at all. If we do raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences, or privileges senior to those of holders of our common stock. If we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we could be required to relinquish significant rights to our technologies, and products or grant licenses on terms that are not favorable to us.
Our ability to use net operating losses and tax credit carryforwards to offset future tax liabilities may be limited.
As of December 31, 2015, we had net operating loss carryforwards, or NOLs, to offset future taxable income of approximately $82.6 million, and $66.8 million for federal and state income taxes, which expire in various years beginning in 2026, if not utilized. We also have state and federal tax credit carryforwards that will begin to expire in 2026. A lack of future taxable income would adversely affect our ability to utilize these NOLs and tax credit carryforwards. In addition, under Section 382 of the U.S. Internal Revenue Code, or the Code, a corporation that experiences a more-than 50% ownership change over a three-year testing period is subject to limitations on its ability to utilize its pre-change NOLs and tax credit carryforwards to offset future taxable income. If we have undergone an ownership change in the past or undergo an ownership change in connection with or after the Offering, our ability to utilize NOLs and tax credit carryforwards could be further limited by Section 382 of the Code. Future changes in our stock ownership, many of the causes of which are outside of our control, could result in an ownership change under Section 382 of the Code. Our NOLs and tax credit carryforwards may also be impaired under state law. As a result of these limitations, we may not be able to utilize a material portion of our NOLs and tax credit carryforwards.
Our loan and security agreement with Oxford Finance LLC, or Oxford, and Silicon Valley Bank, together with Oxford, the Lenders, contain covenants that may restrict our business and financing activities.
As of September 30, 2016, we had approximately $10 million in outstanding debt to the Lenders. Borrowings under our loan and security agreement with the Lenders are secured by substantially all of our assets (other than our intellectual property) including a pledge of the equity securities of certain of our subsidiaries, in each case, subject to certain exceptions and limitations. The agreement contains a subjective acceleration clause which set forth circumstances under which the lender could accelerate repayment, including upon the lender’s good faith judgment that (i) we will not be able to satisfy its payment obligations as they become due, (ii) none of our principal investors intends to fund such amounts as may be necessary to enable us to satisfy our payment obligations, or (iii) there is a material impairment in the perfection or priority of the lender’s security interest in the collateral subject to the loan agreement. These may result in the acceleration of payment terms on all outstanding principal and interest plus a prepayment fee.
Our loan and security agreement restricts our ability to, among other things:

•	grant liens on our assets;

•	dispose of our assets;

•	merge with or acquire other entities or assets;

•	make loans and investments;

•	incur indebtedness;

•	enter into transactions with affiliates;

•	pay dividends;

•	pay off subordinated indebtedness; and

•	permit the aggregate value of the assets held by one of our subsidiaries from exceeding 10% of our and our subsidiaries’ total assets.
The covenants in our loan and security agreement, as well as in any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under our loan and security agreement. If not waived, future defaults could cause all of the outstanding indebtedness under our loan and security agreement to become immediately due and payable and terminate all commitments to extend further credit.
If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

We face risks related to the current global economic environment, which could delay or prevent our customers from purchasing miraDry Systems, which could harm our business, financial condition and results of operations.
The state of the global economy continues to be uncertain. The current global economic conditions and uncertain credit markets and concerns regarding the availability of credit pose a risk that could impact customer and patient demand for the miraDry System, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. If the current global economic environment deteriorates, our business could be negatively affected.

Risks Related to Regulation
The regulatory clearance and approval process is expensive, time-consuming, and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our miraDry System and any future products we develop.
We are investing in the research and development of new products and procedures based on our proprietary technology platform. Our products are subject to 510(k) clearance by the FDA prior to their marketing for commercial use in the United States, and to any approvals required by foreign governmental entities prior to their marketing outside the United States. In addition, if we make any changes or modifications to our miraDry System that could significantly affect its safety or effectiveness, or would constitute a change in its intended use, we would be required to obtain new regulatory clearance or approvals. For example, we will be required to submit new 510(k) applications to expand our ability to market the miraDry treatment for use on other areas of the body.
The 510(k) clearance processes, as well as the process for obtaining foreign approvals, can be expensive, time-consuming, and uncertain. We anticipate that the direct clinical study costs to support a 510(k) application for a new indication for the miraDry treatment will range from $0.5 million to $2.0 million. In addition to the time required to conduct clinical trials, it generally takes from four to twelve months from submission of an application to obtain 510(k) clearance; however, it may take longer, and 510(k) clearance may never be obtained.
Outside of the United States, the regulatory process can be complex and requires enlisting local resources to help obtain regulatory clearance and approvals. For example, in Brazil, Canada, China, the European Union, Israel, Korea and Taiwan, we rely on third party agents to apply for and hold the license for our products. In Australia, Chile, Colombia, Peru, the Philippines, Singapore, Switzerland, Thailand, Turkey and other Middle Eastern countries, we rely on distributors to obtain the necessary approvals to market and sell our products. In Japan, we rely on physicians to import our products and the Japanese government could require that we obtain additional approvals. In the process of obtaining regulatory approvals in many different countries we need to understand many different laws, rules and regulations and if we are unable to navigate the regulatory regime outside the United States successfully, we may not obtain the necessary regulatory approvals to market and sell our products or our product approval may be revoked.
Delays in receipt of, or failure to obtain, clearances or approvals for any product enhancements or new products we develop would result in delayed, or no, realization of revenues from such product enhancements or new products and in substantial additional costs which could decrease our profitability.
In addition, we are required to continue to comply with applicable FDA and other regulatory requirements once we have obtained clearance or approval for a product. There can be no assurance that we will successfully maintain the clearances or approvals we have received or may receive in the future. Our clearances can be revoked if safety or effectiveness problems develop. Any failure to maintain compliance with FDA and applicable international regulatory requirements could harm our business, financial condition, and results of operations.
We will be subject to significant liability if we are found to have improperly promoted the miraDry treatment for off-label uses.
The FDA strictly regulates the promotional claims that companies make for FDA-cleared products. In particular, a product may not be promoted for any uses that are not cleared by the FDA as reflected in the product’s approved labeling. Our current FDA clearance only permits marketing of the miraDry treatment in the United States to people 18 years or older for the treatment of primary hyperhidrosis of the axilla, or the under arm, and for underarm hair reduction. We are aware that the miraDry System is used by our physician customers on other parts of the body and on younger patients. If we are found to have inappropriately marketed for such off-label uses, we may become subject to significant liability. Regulators in the United States have levied large civil and criminal fines against companies for alleged improper promotion and entered agreements with several companies that require cumbersome reporting and oversight of sales and marketing practices. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.
Our miraDry System is not FDA-cleared or approved for use in areas outside of the axilla. Although our sales force does not promote the use of our products for off-label indications, and our U.S. instructions for use specify that our miraDry System is not intended for use in areas outside of the axilla, there is a risk that off-label marketing may occur in the future. To the extent we were to market the miraDry System for use by patents who did not determine their sweating to be excessive or abnormal, we would not be marketing the miraDry System in compliance with its labeling. Additionally, we cannot prevent a physician from using our miraDry System for off-label applications, such as treatment of a patient’s groin, hands or back.
The miraDry treatment may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we could be subject to sanctions that would materially harm our business.
FDA regulations require that we timely file a Medical Device Report, or MDR, to report certain information about adverse medical events if our medical devices may have caused or contributed to those adverse events. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA could take enforcement action against us including issuing a Warning Letter that could generate adverse publicity, the imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products, criminal prosecution or delay in approval or clearance of future products.
From inception to January 6, 2016, we have filed a total of 149 MDRs. The most frequently reported MDRs are for abscesses, infections and ulcers, which are typically treated with antibiotics. In addition, we see temporary weakness in the arm or fingers which generally resolves itself over time. In a recent inspection report from the FDA, there were two observations regarding a deficiency in reporting of adverse events. To correct these observations, we revised our internal operating procedures and re-trained our personnel. We reviewed all adverse medical events that have been reported to us and filed more MDRs with the FDA. The FDA will review the new procedures and our corrective actions at the time of the next inspection. Our corrective actions may not be adequate to address the FDA’s observations, and the FDA could take action including criminal prosecution, the imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products, or delay in approval or clearance of future products.
We are currently, and in the future our contract manufacturers may be, subject to various governmental regulations related to the manufacturing of the miraDry System and bioTips, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of, and be subject to material sanctions if we or our contract manufacturers violate these regulations.
Our manufacturing processes and facilities are required to comply with the FDA’s Quality System Regulation, or the QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of our devices. Although we believe we are compliant with the QSRs, the FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities. We have been, and anticipate in the future being, subject to such inspections, as well as to inspections by other federal and state regulatory agencies. We are required to register our manufacturing facility with the FDA and list all devices that are manufactured. We are also required to have a valid license with the California Food and Drug Branch. We also are an ISO 13485 certified facility and annual audits are required to maintain that certification. The suppliers of our components are also required to comply with the QSR and are subject to inspections. We have limited ability to ensure that any such third-party manufacturers will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our third-party manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

•	administrative or judicially-imposed sanctions;

•	injunctions or the imposition of civil penalties;

•	recall or seizure of our products;

•	total or partial suspension of production or distribution;

•	the FDA’s refusal to grant future clearance or pre-market approval for our products;

•	withdrawal or suspension of marketing clearances or approvals;

•	clinical holds;

•	warning letters;

•	refusal to permit the import or export of our products; and

•	criminal prosecution of us or our employees.
Any of these actions, in combination or alone, could prevent us from marketing, distributing, or selling our products and would likely harm our business.
In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers. A recall involving our miraDry System would be particularly harmful to our business and financial results and, even if we remedied a particular problem, would have a lasting negative effect on our reputation and demand for our products.
As a corrective action from a previous FDA inspection of our facility, we conducted a Class II recall, commonly called a field correction, in which we have provided a revised user manual to all customers in the United States. The revision in the manual includes a new warning about the type of skin lubricant that must be used when performing a miraDry procedure. We were required to conduct a similar field correction in certain countries, such as Taiwan, where our distributors sell the miraDry System. In certain other countries, such as the European Union and Canada, we were required to notify the regulatory agency of the update to the manual.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market, and distribute our products after clearance or approval is obtained.
From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in the future, the FDA may require more burdensome premarket approval of our procedures rather than the 510(k) clearance process we have used to date and anticipate primarily using in the future. Our miraDry System is also subject to state regulations which are, in many instances, in flux. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	recall, replacement, or discontinuance of certain products; and

•	additional record keeping.
Each of these would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of, or failure to receive, regulatory clearances or approvals for our new products would harm our business, financial condition, and results of operations.
Federal and state governments in the United States are also undertaking efforts to control growing health care costs through legislation, regulation, and voluntary agreements with medical care providers, and third-party payors. Congress enacted comprehensive health care reform legislation known as the Patient Protection and Affordable Care Act of 2010, or the PPACA. While the PPACA primarily involves expanding coverage to more individuals, it also includes new regulatory mandates and other measures designed to constrain medical costs.
We may be subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims, and fraud laws, and any violations by us of such laws could result in fines or other penalties.
Our commercial, research, and other financial relationships with healthcare providers and institutions may be subject to various laws intended to prevent health care fraud and abuse. Broad federal and state anti-kickback laws prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by federal and state health care programs or private payors. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Violations of these broad laws can result in substantial civil and criminal penalties.
Regulatory authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions which would materially harm our business.
Also, the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws of other countries generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Some of our distribution partners are located in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot guarantee that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, distributors, partners, or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations and reputation.
We are subject to numerous environmental, health and safety laws and regulations, and must maintain licenses or permits, and non-compliance with these laws, regulations, licenses, or permits may expose us to significant costs or liabilities.
We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions and environmental protection, including those governing the generation, storage, handling, use, transportation, and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses, or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.
Risks Related to Our Intellectual Property
If we are unable to obtain, maintain, and enforce intellectual property protection covering our miraDry System and bioTips, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.
Our commercial success is dependent in part on obtaining, maintaining, and enforcing our intellectual property rights, including our patents. If we are unable to obtain, maintain, and enforce intellectual property protection covering our miraDry System and bioTips, others may be able to make, use, or sell products that are substantially the same as ours without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market.
We intend to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that compete with our products. As of September 30, 2016, our patent portfolio is comprised of 20 issued U.S. patents, 56 issued foreign counterpart patents, 10 pending U.S. patent applications, 35 pending foreign counterpart patent applications, and one pending patent applications under the Patent Cooperation Treaty (PCT), each of which we own directly. However, patents may not be issued on any pending or future patent applications we file and, moreover, issued patents owned or licensed to us now or in the future may be found by a court to be invalid or otherwise unenforceable. Also, even if our patents are determined by a court to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly to prevent others from marketing products and services similar to ours or designing around our patents, and they may not provide us with freedom to operate unimpeded by the patent rights of others.

We have a number of foreign patents and applications, and expect to continue to pursue patent protection in the jurisdictions in which we do or intend to do business. However, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in obtaining, protecting, and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed. The patent positions of medical technology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in patents in these fields has emerged to date in the United States or in many foreign jurisdictions. Both the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. In addition, the U.S. Congress is currently considering legislation that would change provisions of the patent law. We cannot predict future changes U.S. and foreign courts may make in the interpretation of patent laws or changes to patent laws which might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents, our ability to obtain patents or the patents and applications of our collaborators and licensors.
Future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, which could adversely affect our financial condition and results of operations. For example:

•	others may be able to make systems or devices that are similar to ours but that are not covered by the claims of our patents;

•	our pending patent applications may not result in issued patents;

•	our issued patents may not provide us with any competitive advantages or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	the claims of our issued patents, or patent applications when issued, may not cover our miraDry System or the future products we develop;

•	there may be dominating patents relevant to our technology of which we are not aware;

•	there may be prior public disclosures that could invalidate our inventions, or parts of our inventions, of which we are not aware;

•	the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States; and

•	we may not develop additional proprietary technologies that are patentable.
From time to time, we analyze our competitors’ products and services, and may in the future seek to enforce our patents or other rights to counter perceived infringement. However, infringement claims can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the competitor’s technology. An adverse result in any litigation could put one or more of our patents at risk of being invalidated or interpreted narrowly. Similarly, some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us if we assert our rights against them. Finally, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised during this type of litigation.
If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.
We rely on trade-secret protection to protect our interests in proprietary know-how and processes for which patents are difficult or impossible to obtain or enforce. For example, there are trade secrets related to the manufacturing of certain portions of our disposable bioTip products, the assembly and programming on the amplifier in our miraDry console and the tuning of certain components of our handpiece. We may not be able to protect our trade secrets adequately. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors and outside scientific advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. We rely, in part, on non-disclosure and confidentiality agreements with our employees, consultants and other parties to protect our trade secrets and other proprietary technology. These agreements may be breached and we may not have adequate remedies for any breach. We may now or in the future incorporate open source software in our products’ firmware. Open source software licenses can be ambiguous, and there is a risk that these licenses could be construed to require us to disclose or publish, in source code form, some or all of our proprietary firmware code. Any disclosure of confidential information into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us, which could adversely affect our competitive advantage.
Our miraDry System and any future products or services we develop could be alleged to infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.
Our commercial success depends on our ability to develop, manufacture, and market our miraDry System without infringing the patents and other proprietary rights of third parties. As the medical technology industry expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Our products may infringe or may be alleged to infringe these patents.
In addition, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications. Another party may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the Patent and Trademark Office, or PTO, to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

There is substantial litigation involving patent and other intellectual property rights in the medical technology industry generally. If a third party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•
substantial damages for infringement, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•	a court prohibiting us from selling or licensing our products unless the third party licenses its product rights to us, which it is not required to do at a commercially reasonable price, or at all;

•	if a license is available from a third party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products; and

•
redesigning our products or processes so they do not infringe, which may not be possible, or may require substantial monetary expenditures and time, during which our products may not be available for sale.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.
Risks Related to Our Common Stock and the Offering
There is not now, and there may never be, an active, liquid and orderly trading market for our common stock, which may make it difficult to sell shares of our common stock.
Our common stock is quoted on the OTC Markets Group Inc.’s over-the-counter inter-dealer quotation system, known as OTC Markets, and there is not now, nor has there been since our inception, any significant trading activity in our common stock or a market for shares of our common stock, and an active trading market for our shares may never develop or be sustained. As a result, investors in our common stock must bear the economic risk of holding those shares for an indefinite period of time. We do not now, and may not in the future, meet the initial listing standards of any national securities exchange, and our common stock may be quoted on the OTC Market’s or another over-the-counter quotation system for the foreseeable future. In these marketplaces, our stockholders may find it difficult to obtain accurate quotations as to the market value of their shares of our common stock, and may find few buyers to purchase their stock and few market makers to support its price. As a result of these and other factors, investors may be unable to resell shares of our common stock at or above the price for which they purchased them, at or near quoted bid prices, or at all. Further, an inactive market may also impair our ability to raise capital by selling additional equity in the future, and may impair our ability to enter into strategic partnerships or acquire companies or products by using shares of our common stock as consideration.
Our stock price may be volatile and investors may lose all or a part of their investment.

The trading price of our common stock has been volatile and is likely to continue to be volatile. Among the factors that may cause the market price of our common stock to fluctuate are the risks described in this “Risk Factors” section and other factors, including:

•	fluctuations in our operating results or the operating results of our competitors;

•	changes in estimates of our financial results or recommendations or cessation of coverage by securities analysts;

•	changes in the estimates of the future size and growth rate of our market opportunity;

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results;

•	conditions and trends in the markets we serve;

•	adverse regulatory decisions;

•	changes in general economic, industry, and market conditions;

•	success of competitive technologies and procedures;

•	changes in our pricing policies;

•	announcements of significant new technologies, procedures, or acquisitions by us or our competitors;

•	changes in legislation or regulatory policies, practices or actions;

•	the commencement or outcome of litigation involving us, our general industry or both;

•	recruitment or departure of our executives and other key employees;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	actual or expected sales of our common stock by the holders of our common stock; and

•	the trading volume of our common stock.
In addition, the stock market in general, and the market for medical technology companies in particular, may experience a loss of investor confidence. A loss of investor confidence may result in extreme price and volume fluctuations in our common stock that are unrelated or disproportionate to the operating performance of our business, financial condition or results of operations. These broad market and industry factors may materially harm the market price of our common stock and expose us to securities class-action litigation. Class-action litigation, even if unsuccessful, could be costly to defend and divert management’s attention and resources, which could further materially harm our financial condition and results of operations.
Our common stock may be subject to the “penny stock” rules of the SEC, and the trading market in our common stock is limited, which makes transactions cumbersome and may reduce the value of an investment in the stock.

Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, establishes the definition of a “penny stock” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks in accordance with the provisions of Rule 15g-9; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased, provided that any such purchase shall not be effected less than two business days after the broker or dealer sends such written agreement to the investor.
In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information, investment experience and investment objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risks of transactions in penny stocks.
The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which: (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) in highlight form, confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.
Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information regarding the limited market in penny stocks. As a result, if our common stock becomes subject to the “penny stock” rules, it may be more difficult to execute trades of our common stock which may have an adverse effect on the liquidity of our common stock.
FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.
The Financial Industry Regulatory Authority, or FINRA, has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. These FINRA requirements may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and the price of our common stock.
If securities or industry analysts do not publish, or cease publishing, research, or publish inaccurate or unfavorable research about our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and any trading volume could decline.
Any trading market for our common stock that may develop will depend in part on the research and reports that securities or industry analysts publish about us or our business, markets or competitors. Securities and industry analysts do not currently, and may never, publish research on us or our business. If no securities or industry analysts commence coverage of us, the trading price for our stock would be negatively affected. If securities or industry analysts initiate coverage, and one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business or our market, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and any trading volume to decline.
We may have material liabilities that were not discovered before, and have not been discovered since, the closing of the Merger.
As a result of the Merger, the prior business plan and management relating to KTL Bamboo International Corp. was abandoned and replaced with the business and management team of Miramar. Prior to the Merger, there were no relationships or other connections among the businesses or individuals associated with the two pre-Merger entities. As a result, we may have material liabilities based on activities before the Merger that have not been discovered or asserted. We could experience losses as a result of any such undisclosed liabilities that are discovered in the future, which could materially harm our business and financial condition. Although the agreement entered into in connection with the Merger contains customary representations and warranties from KTL Bamboo International Corp. concerning its assets, liabilities, financial condition and affairs, there may be limited or no recourse against the pre-Merger stockholders or principals in the event those representations prove to be untrue. As a result, our current and future stockholders will bear some, or all, of the risks relating to any such unknown or undisclosed liabilities.
We may be exposed to additional risks as a result of “going public” by means of a reverse acquisition transaction.
We may be exposed to additional risks because the prior business operations of Miramar have become a public company through a “reverse acquisition” transaction. There has been increased focus by government agencies on transactions structured similarly to the Merger in recent years, and we may be subject to increased scrutiny by the SEC and other government agencies and holders of our securities as a result of the Merger. Further, as a result of our existence as a “shell company” under applicable rules of the SEC, prior to the closing of the Merger, we are subject to certain restrictions and limitations for certain specified periods of time relating to potential future issuances of our securities and compliance with applicable SEC rules and regulations. Additionally, our “going public” by means of a reverse acquisition transaction may make it more difficult for us to obtain coverage from securities analysts of major brokerage firms because of the perceived risk to those brokerage firms of recommending the purchase of our common stock. Further, investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we became a public reporting company by means of an initial public offering, or IPO, because they may be less familiar with us as a result of more limited coverage by analysts and the media, and because we became public at an early stage in our development. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our common stock. The occurrence of any such event could cause our business or stock price to suffer.
If we fail to implement and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.
We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, subject to certain exceptions. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and to obtain attestations of the effectiveness of internal controls by independent auditors. However, as discussed in detail below, as an emerging growth company and a smaller reporting company, we are not required to obtain an auditor attestation. As a private company, Miramar was not subject to requirements to establish, and did not establish, internal control over financial reporting and disclosure controls and procedures consistent with those of a public company. Our management team and board of directors will need to devote significant efforts to implementing and maintaining adequate and effective disclosure controls and procedures and internal control over financial reporting in order to comply with applicable regulations, which may include hiring additional legal, financial reporting and other finance and accounting staff. Any of our efforts to improve our internal controls and design, implement and maintain an adequate system of disclosure controls may not be successful and will require that we expend significant cash and other resources.
Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, issuers that qualify as “emerging growth companies” under the JOBS Act are not required to provide an auditor’s attestation report on internal controls for so long as the issuer qualifies as an emerging growth company or a smaller reporting company. We currently qualify as an emerging growth company under the JOBS Act, and we may choose not to provide an auditor’s attestation report on internal controls. However, if we cannot favorably assess the effectiveness of our internal control over financial reporting, or if we require an attestation report from our independent registered public accounting firm in the future and that firm is unable to provide an unqualified attestation report on the effectiveness of our internal controls over financial reporting, investor confidence and, in turn, our stock price could be materially adversely affected.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on the tradability of our common stock, which in turn would negatively impact our business. We could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our common stock. In addition, if our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We currently have a small team with primary responsibility for performing most of our accounting and financial reporting duties. As a result, certain aspects of internal accounting control which require adequate segregation of duties are missing. We believe we do not currently have sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or adequate accounting policies, processes and procedures, particularly in the areas of revenue recognition, equity related transactions and other complex, judgmental areas for U.S. generally accepted accounting principles, or GAAP, financial reporting and SEC reporting purposes and consequently, we must rely on third party consultants. These deficiencies represent a material weakness (as defined under the Exchange Act) in our internal control over financial reporting in both design and operation. We may identify additional material weaknesses in the future. Under the Exchange Act, a material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. We are currently developing a plan to design, review, implement and refine internal control over financial reporting. However, we may identify deficiencies and weaknesses or fail to remediate previously identified deficiencies in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected or unremediated, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.
Being a public company is expensive and administratively burdensome.
The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders are much greater than those of a privately-held company, and compliance with these rules and regulations will require us to hire additional financial reporting, internal controls and other finance personnel, and will involve a material increase in regulatory, legal and accounting expenses and the attention of management. There can be no assurance that we will be able to comply with the applicable regulations in a timely manner, if at all. In addition, being a public company makes it more expensive for us to obtain director and officer liability insurance. In the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on an audit committee.
We are not subject to compliance with rules requiring the adoption of certain corporate governance measures and as a result our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.
The Sarbanes-Oxley Act, as well as resulting rule changes enacted by the SEC, the New York Stock Exchange and the NASDAQ Stock Market, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges. Because we are not listed on the NASDAQ Stock Market or the New York Stock Exchange, we are not presently required to comply with many of the corporate governance provisions and we have not yet adopted certain of these measures. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters.
We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer,” which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may suffer or be more volatile.
In addition, Section 102 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
We are a smaller reporting company, and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.
We are currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company” at such time we cease being an “emerging growth company,” we will be required to provide additional disclosure in our SEC filings. However, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports and in a registration statement under the Exchange Act on Form 10. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.
We do not have a class of our securities registered under Section 12 of the Exchange Act. Until we do, or we become subject to Section 15(d) of the Exchange Act, we will be a “voluntary filer.”
We are not currently required under Section 13 or Section 15(d) of the Exchange Act to file periodic reports with the SEC. We have in the past voluntarily elected to file some or all of these reports to ensure that sufficient information about us and our operations is publicly available to our stockholders and potential investors. Until we become subject to the reporting requirements under the Exchange Act, we are a “voluntary filer” and we are currently considered a non-reporting issuer under the Exchange Act. Until we become subject to the reporting requirements under either Section 13(a) or 15(d) of the Exchange Act, we are not subject to the SEC’s proxy rules, and large holders of our capital stock will not be subject to beneficial ownership reporting requirements under Sections 13 or 16 of the Exchange Act and their related rules. As a result, our stockholders and potential investors may not have available to them as much or as robust information as they may have if and when we become subject to those requirements. In addition, if we do not register under Section 12 of the Exchange Act, and remain a “voluntary filer,” we could cease filing annual, quarterly or current reports under the Exchange Act.
Shares of our common stock that have not been registered under federal securities laws are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a former “shell company.”
Prior to the closing of the Merger, we were deemed a “shell company” under applicable SEC rules and regulations because we had no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. Pursuant to Rule 144 promulgated under the Securities Act, sales of the securities of a former shell company, such as us, under that rule are not permitted (i) until at least 12 months have elapsed from the date on which our Current Report on Form 8‑K reflecting our status as a non-shell company, was filed with the SEC; (ii) unless at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; or (iii) until the effectiveness of a registration statement under the Securities Act relating to our common stock. We are currently a “voluntary filer,” and upon effectiveness of a registration statement, or upon our becoming subject to the reporting rules under the Exchange Act, we will not be subject to the reporting requirements under the Exchange Act. Therefore, unless we register such shares of common stock for sale under the Securities Act, most of our stockholders will be forced to hold their shares of our common stock for at least that 12-month period before they are eligible to sell those shares, and even after that 12-month period, sales may not be made under Rule 144 unless we and the stockholders who plan to sell such shares are in compliance with other requirements of Rule 144. Further, it will be more difficult for us to raise funding to support our operations through the sale of debt or equity securities unless we agree to register such securities under the Securities Act, which could cause us to expend significant time and cash resources. Additionally, our previous status as a shell company could also limit our use of our securities to pay for any acquisitions we may seek to pursue in the future (although none are currently planned). The lack of liquidity of our securities as a result of the inability to sell under Rule 144 for a longer period of time than a non-former shell company could cause the market price of our securities to decline.
Investors may experience dilution of their ownership interests because of the future issuance of additional shares of our common or preferred stock or other securities that are convertible into or exercisable for our common or preferred stock.
In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our existing stockholders. We are authorized to issue an aggregate of 100 million shares of common stock and 5 million shares of “blank check” preferred stock. We may issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock may create downward pressure on the trading price of the common stock. We may need to raise additional capital in the near future to meet our working capital needs, and there can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with these capital raising efforts.
Furthermore, in connection with the Private Placement, we entered into agreements containing certain anti-dilution provisions. Those anti-dilution provisions provide that, subject to certain exceptions, if we issue and sell common stock and common stock equivalents at a purchase price per share of lower than $5.00 within the six month period following June 7, 2016, each investor in the Private Placement shall be entitled to receive such number of additional shares of our common stock as they would have received had such lower purchase price per share been applicable in the Private Placement, which could result in additional dilution and cause the market price of our securities to decline.
Future sales of our common stock or securities convertible or exchangeable for our common stock, or the perception that such sales might occur, may cause our stock price to decline and may dilute your voting power and your ownership interest in us.
If our existing stockholders or option holders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the legal restrictions on resale lapse, the price of our common stock could decline. The perception in the market that these sales may occur could also cause the price of our common stock to decline. We have entered into Registration Rights Agreement to register for resale under the Securities Act 1,978,567 shares of common stock, which we issued and sold in the Private Placement, 715,000 shares of our common stock that were held by one of our stockholders immediately prior to the closing of the Merger, 6,374,171 shares of our common stock, which we issued to former stockholders of Miramar Technologies, Inc. in connection with the closing of the Merger, and 17,504 shares of common stock issuable to holders of the warrants issued to placement agents in connection with the Private Placement. Such shares represent approximately 98% of the outstanding shares of common stock as of January 6, 2017. Upon the effectiveness of any such registration statement, or other registration statement we could elect to file with respect to any other outstanding shares of common stock, any sales of those shares or any perception in the market that such sales may occur could cause the trading price of our common stock to decline. As of the date of effectiveness of such registration statement, such shares registered for resale will be freely tradable without restriction.
In addition, based on the number of shares subject to outstanding awards under our 2006 Stock Plan, or 2006 Plan, or available for issuance thereunder, at January 6, 2017, 1,374,017 shares of common stock that are either subject to outstanding options, outstanding but subject to vesting or reserved for future issuance under the 2006 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, and Rule 144 and Rule 701 under the Securities Act. As further described elsewhere in our Current Report on Form 8-K filed on June 13, 2016, as amended on June 14, 2016, we also plan to file a registration statement permitting shares of common stock issued in the future pursuant to the 2006 Plan to be freely resold by plan participants in the public market, subject to applicable vesting schedules and, for shares held by directors, executive officers and other affiliates, volume limitations under Rule 144 under the Securities Act. If the shares we may issue from time to time under the 2006 Plan are sold, or if it is perceived that they will be sold, by the award recipients in the public market, the price of our common stock could decline.
Holders of our common stock, including shares issuable upon exercise of our common stock warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Sales of such shares could also cause the price of our common stock to decline.
We do not currently intend to pay dividends on our common stock and, consequently, investors’ ability to achieve a return on their investment will depend on appreciation in the price of our common stock.
We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to invest our future earnings, if any, to fund the development and growth of our business. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, future prospects, restrictions imposed by applicable law, any limitations on payments of dividends present in any debt agreements we may enter into and other factors our board of directors may deem relevant. If we do not pay dividends, investors’ ability to achieve a return on their investment in us will depend on any future appreciation in the market price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which investors have purchased their common stock.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
Our directors, executive officers and each of our stockholders who, as of January 6, 2017, owned greater than 5% of our outstanding common stock beneficially own approximately 96% of our common stock. Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with investors’ interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company or our assets and might affect the prevailing price of our common stock. The significant concentration of stock ownership may negatively impact the price of our common stock due to investors’ perception that conflicts of interest may exist or arise.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current directors and management team, and limit the market price of our common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of our common stock, and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board into three classes, with each class serving a staggered three-year term;

•	prohibiting our stockholders from calling a special meeting of stockholders or acting by written consent;

•
permitting our board of directors to issue additional shares of our preferred stock, with such rights, preferences and privileges as they may designate, including the right to approve an acquisition or other changes in control;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations to our board of directors;

•	providing that our directors may be removed only for cause;

•	providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•
requiring the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management team by making it more difficult for stockholders to replace members of our board, which is responsible for appointing the members of our management.
Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of the Offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus contains forward-looking statements, including, without limitation, in the sections captioned “Description of Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Plan of Operations,” and elsewhere. Any and all statements contained in this Prospectus that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future” and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Prospectus may include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to the development of our miraDry System, (ii) a projection of income (including income/loss), earnings (including earnings/loss) per share, capital expenditures, dividends, capital structure or other financial items, (iii) our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission, or the SEC, and (iv) the assumptions underlying or relating to any statement described in points (i), (ii) or (iii) above.
The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

•	market acceptance of the miraDry energy based treatment;

•	the benefits of the miraDry treatment versus other solutions;

•	our ability to successfully sell and market the miraDry System in our existing and expanded geographies;

•	the performance of the miraDry System in clinical settings;

•	competition from existing technologies or products or new technologies and products that may emerge;

•	the implementation of our business model and strategic plans for our business and the miraDry System;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering the miraDry System;

•	our ability to obtain regulatory approval in targeted markets for the miraDry System;

•	estimates of our future revenue, expenses, capital requirements and our need for additional financing;

•	our financial performance;

•	developments relating to our competitors and the healthcare industry; and

•	other risks and uncertainties, including those listed under the section titled “Risk Factors.”

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Prospectus to reflect any new information or future events or circumstances or otherwise, except as required by law.
Readers should read this Prospectus in conjunction with the discussion under the caption “Risk Factors,” our financial statements and the related notes thereto in this Prospectus, and other documents which we may file from time to time with the SEC.

USE OF PROCEEDS
We are registering the shares of common stock issued or issuable to the selling stockholders to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this Prospectus. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders under this Prospectus. The selling stockholders will receive all of the proceeds from this offering, if any. We may, however, receive proceeds from warrants exercised by selling stockholders in the event that such warrants are exercised for cash.
We will bear all fees and expenses incident to our obligation to register the shares of our common stock being offered for resale hereunder by the selling stockholders.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS
Our common stock is quoted on the OTC Markets (OTCQB) under the symbol “MRLB,” which changed from “KTLC” on June 15, 2016.
Our common stock is currently eligible for quotation for trading on OTC Markets, OTCQB tier of OTC Markets Group, Inc. under the ticker symbol “MRLB.” To date, there has been very limited trading for our common stock on the OTC Markets. For the quarter ended December 31, 2016, the high and low closing bid quotations for our common stock, as reported by the OTC Markets, was $4.00 and $6.10. On January 6, 2017, the last quoted sale price for our common stock as reported on the OTCQB tier was $4.00 per share. As of January 6, 2017, there are: (i) outstanding options to purchase 1,374,017 shares of our common stock; (ii) outstanding warrants to purchase 83,319 shares of our common stock; and (iii) 9,334,857 outstanding shares of our common stock, 6,374,171 of which were issued to former stockholders of Miramar Technologies, Inc. in connection with the Merger, and 1,978,567 of which were issued and sold in the Private Placement.
As of January 6, 2017, we have 9,334,857 shares of common stock outstanding held by 52 stockholders of record.
Dividend Policy
We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.
Shares Eligible for Future Sale
Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market, or the perception that those sales may occur, could cause the prevailing price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock is currently available for sale in the public market due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
As of January 6, 2017, we had 9,334,857 shares of common stock outstanding, of which our directors and executive officers beneficially own an aggregate of 8,162,941 shares. All shares issued in connection with the Merger and the Private Placement were issued as restricted securities, and as such none of those shares can be publicly sold unless and until they become eligible for sale under Rule 144 promulgated under the Securities Act or they are registered for resale under an effective registration statement under the Securities Act. We are registering under the registration statement for which this Prospectus forms a part the shares issued in connection with the Merger and the Private Placement.
Rule 144
Pursuant to Rule 144 promulgated under the Securities Act, sales of the securities of a former shell company, such as us, are not permitted (i) until at least 12 months have elapsed from the date on which we filed our Current

Report on Form 8-K on June 13, 2016, reflecting our status as a non-shell company, is filed with the SEC and (ii) unless at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports. We intend to register shares of our common stock under the Securities Act, but are currently a “voluntary filer” and are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. As a result, unless we register such shares for sale under the Securities Act, most of our stockholders will be forced to hold their shares of our common stock for at least that 12-month period before they are eligible to sell those shares, and even after that 12-month period, sales may not be made under Rule 144 unless we and the stockholders who plan to sell are in compliance with other requirements of Rule 144.
In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted common stock for at least 12 months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted common stock for at least 12 months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of common stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.
Regulation S
Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares of common stock may be sold in some other manner outside the United States without requiring registration in the United States.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement, in compliance with Rule 701 under the Securities Act, before the effective date of the Merger is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701, persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements.
Registration Rights
Certain holders of shares of our common stock are entitled to various rights with respect to the registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.
Securities Authorized for Issuance under 2006 Stock Plan
Miramar’s board of directors adopted, and Miramar’s stockholders approved the Miramar Labs, Inc. 2006 Stock Plan, or the 2006 Plan, in April 2006. The 2006 Plan was most recently amended in June 2016 and our board of directors assumed the 2006 Plan in connection with the Merger. The 2006 Plan allows for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and restricted stock purchase rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants. See “Executive Compensation — Employee Benefit and Stock Plans.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following management’s discussion and analysis should be read in conjunction with the historical financial statements and the related notes thereto contained in this Prospectus. The management’s discussion and analysis contains forward-looking statements, such as statements of our plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect” and the like, and/or future tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those under “Risk Factors” in this Prospectus that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Prospectus.
As a result of the Merger and the Split-Off, we discontinued our pre-Merger business and acquired the business of Miramar and will continue the existing business operations of Miramar as a publicly-traded company under the name Miramar Labs, Inc. See “Merger” below for more information on the Merger and Split-Off.
As the result of the Merger and the change in our business and operations, a discussion of our past financial results is not pertinent, and under applicable accounting principles, the historical financial results of Miramar, the accounting acquirer, prior to the Merger are considered our historical financial results.
The following discussion highlights Miramar’s results of operations and the principal factors that have affected our financial condition as well as our liquidity and capital resources for the periods described, and provides information that management believes is relevant for an assessment and understanding of the statements of financial condition and results of operations presented herein. The following discussion and analysis are based on Miramar’s audited and unaudited financial statements contained in this Prospectus, which we have prepared in accordance with GAAP. You should read the discussion and analysis together with such financial statements and the related notes thereto.

Basis of Presentation
The audited consolidated financial statements of Miramar for the fiscal years ended December 31, 2015 and 2014, (as filed on Form 8-K on June 13, 2016, as amended on June 14, 2016) and the unaudited consolidated condensed financial statements of Miramar for the nine months ended September 30, 2016 and 2015, contained herein include a summary of our significant accounting policies and should be read in conjunction with the discussion below. In the opinion of management, all material adjustments necessary to present fairly the results of operations for such unaudited interim periods have been included in these unaudited financial statements. All such adjustments are of a normal recurring nature.

Company Overview
We are a medical technology company focused on developing and commercializing products utilizing our proprietary microwave technology platform.
Our first commercial product, the miraDry System, is designed to ablate axillary, or underarm, sweat glands through the precise and non-invasive delivery of energy to the region where sweat glands reside. The energy generates heat which results in thermolysis of the sweat glands. At the same time, a continuous hydro-ceramic cooling system protects the superficial dermis and keeps the heat focused at the sweat glands. Because sweat glands do not regenerate after the treatment, we believe the results are lasting. Microwaves are the ideal technology as the energy can be focused directly at the fat and dermal junction where the glands reside.
We received clearance from the FDA in January 2011 and received CE mark approval in December 2013 to market miraDry for the treatment of primary axillary hyperhidrosis and for axillary hair removal in June 2015. In October 2016, we received clearance from the FDA to market miraDry in the United States as a device that may reduce underarm odor when used for the treatment of primary axillary hyperhidrosis. We sell our miraDry System only to physicians, including dermatologists, plastic surgeons, aesthetic specialists and physicians specializing in the treatment of hyperhidrosis. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are generally not board-certified dermatologists or plastic surgeons. We generate revenue from sales of our miraDry System and the sale of consumables to our customers who are required to use a new consumable for each patient they treat.
As of September 30, 2016, we had an installed base of approximately 830 miraDry Systems worldwide and over 80,000 miraDry procedures have been performed. We generated revenues of $17.2 million for the year ended December 31, 2015, and $16.0 million and $11.8 million for the nine months ended September 30, 2016 and 2015, respectively. We had net losses of $14.5 million and $17.0 million, respectively, for the same periods. The net loss for the nine months ended September 30, 2016 included a non-cash charge of $8.0 million for the loss associated with the conversion of debt into common shares by our previous preferred stockholders. This conversion occurred concurrently with the Private Placement we completed in June 2016.
We utilize our direct sales organization to selectively market and sell miraDry in our North American market, which includes the United States and Canada. In our markets located outside of North America, we market and sell miraDry through a network of distributors. Our sales force and distributors target physicians, including dermatologists, plastic surgeons, aesthetic specialists and physicians specializing in the treatment of hyperhidrosis who express a willingness to position miraDry as a premium and differentiated treatment and to participate in our global marketing and support programs.

Revenues from markets outside of North America comprised 57% of our total revenues for the year ended December 31, 2015 and 54% for the nine months ended September 30, 2016. We have agreements with multiple distributors with the authorization to sell and market in over 40 international countries outside of North America in Asia-Pacific, Europe, the Middle East and South America.
We are driving growth in miraDry procedures through our physician marketing programs, which provide physicians with sales training, practice marketing, and support services through our direct selling in North America. For sales outside of North America, we are working with our distributors by sharing our marketing materials and programs that may be applicable to certain markets in addition to investing in marketing support in each of these markets. After we establish a significant installed base of miraDry Systems in specific markets, we plan to use targeted consumer marketing, advertising, and promotional activities in these markets to increase demand for miraDry.
Our business is dependent upon the success of miraDry, and we cannot guarantee that we will be successful in significantly expanding physician and patient demand for miraDry procedures. In addition, we will continue to incur significant expenses for the foreseeable future as we expand our commercialization and other business activities, and as a result, we cannot guarantee that we will be able to achieve or maintain our profitability.
We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our expenses will increase in connection with our ongoing activities as we:

•	increase sales and marketing personnel to support our targeted sales growth particularly in the United States and expansion in Asia-Pacific;

•	add personnel and outside services to support our product development and clinical efforts;

•	seek regulatory approval of new products and indications in the United States and in foreign countries;

•	scale our manufacturing operations; and

•	operate as a public company.
Accordingly, we may seek to fund our operations through public or private equity financings, debt financings or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms, if at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop enhancements to and integrate new applications into our miraDry System. Such conditions raise substantial doubt about our ability to continue as a going concern.
Merger
On June 7, 2016, we entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement with the Acquisition Sub and Miramar. Pursuant to the Merger Agreement, the Acquisition Sub merged with and into Miramar and Miramar became the surviving corporation and thus became our wholly-owned subsidiary. On June 7, 2016, we adopted the Amended and Restated Certificate of Incorporation by filing our Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware and adopted our Amended and Restated Bylaws. Upon effectiveness of the Amended and Restated Certificate of Incorporation, we decreased our authorized capital stock from 300 million shares of common stock, par value $0.001 per share, and 10 million shares of “blank check” preferred stock, par value $0.001 per share, to 100 million shares of common stock, par value $0.001 per share, and 5 million shares of “blank check” preferred stock, par value $0.001 per share.
Immediately prior to the closing of the Merger, under the terms of the Split-Off Agreement, dated June 7, 2016, we transferred all of our pre-Merger operating assets and liabilities to our wholly-owned special-purpose subsidiary and thereafter, transferred all of the outstanding shares of capital stock of the special-purpose subsidiary to the pre-Merger majority stockholder, and our former sole officer and director in exchange for the surrender and cancellation of an aggregate of 3,603,602 shares of our common stock (which were cancelled and will resume the status of authorized but unissued shares of our common stock).
At June 7, 2016, each of the shares of Miramar’s common stock and preferred stock issued and outstanding immediately prior to the closing of the Merger was converted into shares of our common stock at a ratio of 1:0.07393. Additionally, warrants to purchase shares of Miramar’s preferred stock issued and outstanding immediately prior to the closing of the Merger were converted into warrants to purchase shares of our common stock at the same ratio. As a result, an aggregate of 6,486,891 shares of our common stock and warrants to purchase our common stock were issued to the holders of Miramar’s capital stock and warrants which included shares resulting from the conversion of certain existing convertible promissory notes. Finally, 11,603,764 options to purchase shares of Miramar’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into 857,634 options to purchase shares of our common stock, after taking into account the above conversion ratio.
Private Placement
On June 7, 2016, June 30, 2016, July 21, 2016 and August 8, 2016, we conducted a private placement offering, or the Private Placement, of our securities for approximately $9.9 million through the sale of 1,978,567 shares of our common stock, at an offering price of $5.00 per share before deducting placement agent fees and expenses of the offerings. Existing Miramar investors purchased $8.5 million of shares in the Private Placement. Certain shareholders of KTL Bamboo International Corp. retained, after giving effect to the Split-Off, 900,000 shares of our common stock upon the Private Placement.
Components of Statements of Operations
Revenue
Product revenue consists of sales of miraDry Systems, as well as consumables (referred to as “bioTips”), accessories, warranty, service and freight charges, net of returns, discounts and allowances. Once a sales order is negotiated and received by customer service, the product can be shipped generally at the time the order is received or when the financial considerations are met.
Standard warranties are offered at no cost to customers to cover parts, labor and maintenance for up to two years for product defects. In addition, we offer extended warranty or post-installation service and support contracts that provide various levels of service support, which enables our customers to select the level of on-going support services, including parts and labor, which they require. These post-installation contracts are for a period of one to two years. Revenue for extended warranty and service contracts is recognized on a straight-line basis over the term during which the contracted services are provided.
Cost of Revenue
Product cost of revenue primarily consists of the cost of materials, labor and overhead associated with the manufacture of the miraDry Systems and bioTips, as well as variable manufacturing costs and royalty payments to The Foundry, LLC, or The Foundry.

We expect our cost of revenue per unit to decrease as we continue to scale our operations, improve product designs and work with our third-party suppliers to lower costs.
Operating Expenses
Research and Development. Research and development, or R&D, expenses consist primarily of compensation and related costs for personnel, including stock-based compensation and employee benefits. Other significant R&D costs include third-party consulting services, laboratory supplies, research materials and supplies, and depreciation and amortization of medical and computer equipment and software. We expense R&D expenses as incurred. As we continue to invest in improving the miraDry System and developing our technology for new products, we expect R&D expenses to increase in absolute dollars but to decline as a percent of revenue.
Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits and travel associated with our direct sales force, practice development managers, sales management and our marketing personnel. Sales and marketing expenses also include costs associated with our support of business development efforts with distributors in Europe/Middle East and Asia-Pacific, and costs related to trade shows and marketing programs. Marketing programs include reimbursement to customers for qualified submissions of marketing expenses with a separately identifiable benefit, and where they provide us evidence of payment. We expense sales and marketing costs as incurred. We expect sales and marketing expenses to increase in future periods as we grow revenue and expand our sales force and our marketing organization, in addition to increased participation in global trade shows and marketing programs, including consumer marketing.
General and Administrative. Our general and administrative expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits and travel. In addition, general and administrative expenses include the medical device tax fee (through December 2015), and third-party consulting, which include legal, audit, accounting and tax services. We expect general and administrative expenses to increase in absolute dollars following the consummation of the Merger due to additional legal, accounting, insurance, investor relations and other costs associated with being a public company, as well as other costs associated with growing our business.
Interest Income. Interest income consists primarily of interest income received on our cash and cash equivalents.
Interest Expense. Interest expense consists primarily of interest and amortization of related costs associated with the senior debt with Silicon Valley Bank Financial Group and Oxford Finance, or together, SVB/Oxford. Additionally it includes interest expense associated with financing leases for certain equipment in our business, short term financing agreements for insurance premiums, bridge loan financing and royalty payables with The Foundry.
Loss on Debt Conversion. The loss on debt conversion consists of losses incurred upon the conversion of convertible promissory notes into common stock in conjunction with the Merger in June 2016.
Other Income, Net. Other income, net consists primarily of the re-measurement of outstanding convertible preferred stock warrants at each balance sheet date. Additionally, it includes gains and losses from the disposal of fixed assets and foreign currency exchange gains and losses.

Results of Operations
The following tables set forth our results of operations for the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2015	2014
	(Unaudited)
Revenue	$16,035,338	$11,822,320	$17,199,511	$16,065,185
Cost of revenue	7,211,110	5,745,297	8,257,048	8,757,950
Gross margin	8,824,228	6,077,023	8,942,463	7,307,235
Operating expenses:
Research and development	2,562,481	3,941,360	4,974,120	5,293,804
Sales and marketing	9,975,248	8,980,820	11,757,734	11,214,027
General and administrative	4,716,991	3,907,822	5,468,916	5,465,970
Total operating expenses:	17,254,720	16,830,002	22,200,770	21,973,801
Loss from operations	(8,430,492)	(10,752,979)	(13,258,307)	(14,666,566)
Interest income	7,764	5,001	5,931	12,383
Interest expense	(948,662)	(1,025,013)	(1,295,930)	(992,970)
Loss on debt conversion	(8,062,001)	—	—	—
Other income, net	438,148	88,104	62,780	309,560
Loss before provision for income taxes	(16,995,243)	(11,684,887)	(14,485,526)	(15,337,593)
Provision for income taxes	(9,308)	(8,722)	(8,722)	(10,344)
Net and comprehensive loss	(17,004,551)	(11,693,609)	(14,494,248)	(15,347,937)
Accretion of redeemable convertible preferred stock	—	(63,117)	(3,117)	(324,937)
Net loss attributable to common stockholders	$(17,004,551)	$(11,756,726)	$(14,497,365)	$(15,672,874)
Net loss per share attributable to common stockholders, basic and diluted	$(4.22)	$(30.52)	$(37.33)	$(41.29)
Comparison of the Nine Months Ended September 30, 2016 and 2015
Revenue

	Nine months ended September 30,
	2016	2015	Change
Capital systems	$8,635,335	$6,196,157	$2,439,178
Consumable	6,934,420	5,228,532	1,705,888
Other	465,583	397,631	67,952
Total revenue	$16,035,338	$11,822,320	$4,213,018
Total revenue during the nine months ended September 30, 2016 increased $4.2 million, compared to the nine months ended September 30, 2015. Sales of capital systems increased by $2.4 million for the nine months ended September 30, 2015, over the same period in the prior year. North America capital systems sales increased by $0.7 million, for the nine months ended September 30, 2016 as compared to the same period for 2015 as we continued to see momentum of system sales as a result of increased market awareness. Asia-Pacific capital sales increased by $1.6 million for the nine months ended September 30, 2016 as compared to the same period for 2015, primarily due to shipments to China. Sales of consumables increased by $1.7 million for the nine months ended September 30, 2016 as compared to the same period for 2015, primarily due to increased utilization in North America and Europe/Middle East. Other revenue, which primarily consists of revenue from extended warranty agreements and service contracts, reflected growth of 17.1% for the nine months ended September 30, 2016 as compared to the same period for 2015. The nine month year over year increase was due to a larger number of extended warranty contracts, primarily in Asia-Pacific.

	Nine months ended September 30,
	2016	2015	Change
North America	$7,456,080	$5,148,209	$2,307,871
Asia-Pacific	5,568,435	3,899,788	1,668,647
Europe/Middle East	2,954,167	2,515,065	439,102
South America	56,656	259,258	(202,602)
Total revenue	$16,035,338	$11,822,320	$4,213,018
Total revenue for the nine months ended September 30, 2016, continued to be driven primarily from North America and Asia-Pacific which represented collectively 81% of the total revenue. North America revenue for the nine months ended September 30, 2016 grew 45%, as compared to the same period in 2015. Growth was driven by both strong new capital system placements and increased consumable utilization. Capital system sales growth was primarily attributed to both a greater number of units placed and higher average selling prices. Consumable sales growth was primarily attributed to increasing utilization being driven by increasing consumer awareness through expanded marketing efforts. Asia-Pacific revenue for the nine months ended September 30, 2016 grew 43%, as compared to the same period in 2015. The growth was due to increased capital system sales offset partially by lower consumable sales due primarily to the change in distributors for certain countries. Europe/Middle East revenue for the nine months ended September 30, 2016 grew 17% as compared to the same period in 2015, which was all attributed to very strong consumable demand, partially offset by a small decline in capital system sales. South America revenue was $0.1 million and $0.3 million for the nine months ended September 30, 2016 and 2015, respectively. The decline of $0.2 million of revenue was primarily due to lower capital sales.
Cost of Revenue/Gross Margin

	Nine Months Ended September 30,
	2016	2015	Change
Capital systems cost of revenue	$6,086,543	$5,052,704	$1,033,839
Consumable cost of revenue	655,540	352,154	303,386
Royalty	469,027	340,439	128,588
Total cost of revenue	$7,211,110	$5,745,297	$1,465,813
Gross margin %	55%	51.4%	3.6%
Gross margin percentage for the nine months ended September 30, 2016 was 55.0%, reflecting an increase over the same period in the prior year of 3.6%. The increase in gross margin is primarily attributable to a higher percentage of sales for North America and Asia-Pacific in 2016, where we have higher selling prices, as well as lower cost of revenue per unit of our capital systems due to higher production volumes and favorable labor efficiencies in 2016 as compared to 2015.

We currently expect that cost of revenue on current orders will show improvements from historic costs due to scaling of our operation closer to the optimal capacity of our manufacturing facility, introducing cost improvements from R&D, and increasing our production efficiencies.
Operating Expenses

	Nine Months Ended September 30,
	2016	2015	Change
Research and development	$2,562,481	$3,941,360	$(1,378,879)
Sales and marketing	9,975,248	8,980,820	994,428
General and administrative	4,716,991	3,907,822	809,169
Total operating expenses	$17,254,720	$16,830,002	$424,718
Research and Development. R&D expenses during the nine months ended September 30, 2016 totaled $2.6 million. This reflects a decrease of $1.4 million compared to the nine months ended September 30, 2015. This decrease was primarily attributable to reduced activities associated with clinical studies that resulted in lower headcount and the related employee expenses, and reduced outside services and supplies relating to clinical studies. Such reduced activities in clinical studies were primarily due to lack of sufficient funding and as such R&D expenses are expected to increase, once we secure sufficient funding to invest in clinical trials for new applications.
Sales and Marketing. Sales and marketing expenses during the nine months ended September 30, 2016 totaled $10.0 million. This reflects an increase of $1.0 million, compared to the nine months ended September 30, 2015.  This increase was primarily attributable to an increase in compensation, travel and entertainment and marketing expenses associated with higher sales.
General and Administrative. General and administrative expenses during the nine months ended September 30, 2016 totaled $4.7 million. This represents an increase of $0.8 million, compared to the nine months ended September 30, 2015. This increase was primarily due to increased outside contractor and support costs related to the Merger and the Private Placement and other public company related costs.
Interest Expense

	Nine Months Ended September 30,
	2016	2015	Change
Interest expense	$948,662	$1,025,013	$(76,351)
 Interest expense decreased by $76,000 during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The decrease was due to the refinancing of the SVB/Oxford debt in August 2015 which was partially offset by interest expense on convertible note agreements with current investors, which were converted in June 2016 to common stock in conjunction with the Merger.
Other Income, Net

	Nine Months Ended September 30,
	2016	2015	Change
Other income, net	$438,148	$88,104	$350,044
Loss on debt conversion	(8,062,001)	—	(8,062,001)

 Other income (expense), net, increased by $0.4 million during the nine months ended September 30, 2016, as compared to the same period in 2015, primarily due to the revaluation of the convertible preferred stock warrants in conjunction with the Merger in June 2016. In the nine months ended September 30, 2016 , we also recorded a non-recurring non-cash charge for the loss on the conversion of debt to equity as part of the Merger and the Private Placement that was completed in June.
Comparison of the Years Ended December 31, 2015 and 2014
Revenue

	Years Ended December 31,
	2015	2014	Change
Capital systems	$9,343,283	$10,822,235	$(1,478,952)
Consumable	7,300,078	4,959,033	2,341,045
Other	556,150	283,917	272,233
Total Revenue	$17,199,511	$16,065,185	$1,134,326
Total revenue in 2015 increased by $1.1 million compared to 2014, primarily due to an increase in consumable revenue of $2.3 million that offset a decrease in capital revenue of $1.5 million. The unfavorable capital revenue was primarily due to weaker sales in Japan and Korea due to the replacement of distributors and lower sales in Taiwan. Consumable revenue reflected strong growth across all regions with particularly strong utilization in Europe and the Middle East with growth of 123%.
Cost of Revenue/Gross Margin

	Years Ended December 31
	2015	2014	Change
Capital systems cost of revenue	$7,255,809	$7,884,156	$(628,347)
Consumable cost of revenue	505,421	403,558	101,863
Royalty	495,818	470,236	25,582
Total cost of revenue	$8,257,048	$8,757,950	$(500,902)
Gross Margin %	52.0%	45.5%	(6.5)%
Gross margin was 52.0% and 45.5% for the years ended December 31, 2015 and 2014, respectively. The 6.5% improvement in gross margin was primarily driven by product mix. The percentage of revenue for lower gross margin capital systems comprised 73% in 2015 as compared to 83% in 2014. Higher gross margin consumable revenue comprised 27% of total revenue in 2015 as compared to 17% in 2014.
Operating Expenses

	Years Ended December 31,
	2015	2014	Change
Research and development	$4,974,120	$5,293,804	$(319,684)
Sales and marketing	11,757,734	11,214,027	543,707
General and administrative	5,468,916	5,465,970	2,946
Total operating expenses	$22,200,770	$21,973,801	$226,969

Research and Development.  R&D expenses in 2015 decreased by $0.3 million as compared to 2014. This decrease was primarily attributable to lower headcount, decreases in compensation, outside services and materials and supplies due to reduced clinical studies.
Sales and Marketing.  Sales and marketing expenses in 2015 increased by $0.5 million as compared to 2014. This increase was primarily attributable to an increase in travel, trade show and depreciation of sales and marketing equipment related expenses.
General and Administrative.  General and administrative expenses in 2015 were essentially unchanged as compared to the expenses in 2014. Higher outside service expenses of $0.7 million in 2015, primarily associated with increased legal expenses and the restatement of legal expenses related to financing efforts in 2015, were offset by lower compensation expenses, and lower facilities costs due to our new facility.
Interest Expense

	Years Ended December 31,
	2015	2014	Change
Interest expense	$1,295,930	$992,970	$302,960
Interest expense increased by $0.3 million in 2015, which was primarily due to the increase in long-term debt from $5.0 million to $10.0 million, which was incurred in April 2014.
Other Expense, Net

	Years Ended December 31,
	2015	2014	Change
Other expense, net	$62,780	$309,560	$(246,780)
Other expense, net for the year ended 2015 and 2014 consisted primarily of the revaluation of the warrant liability and gains and losses on the disposal of property and equipment. Warrants were issued with the increase in our debt in April 2014.
Liquidity and Capital Resources
Since our inception in 2006 as a Delaware corporation, we have incurred significant net losses and negative cash flows from operations. During 2015 and the nine months ended September 30, 2016, we had net losses of $14.5 million and $17.0 million, respectively. At September 30, 2016, we had an accumulated deficit of $110.5 million.
As discussed in the audit report for the year ended December 31, 2015, these factors raise substantial doubt about our ability to continue as a going concern. At September 30, 2016, we had cash and cash equivalents of $6.1 million. To date, we have financed our operations principally through private placements of our preferred stock, issuances of senior secured debt and receipts of customer deposits for new orders and payments from customers for systems sold. Through September 30, 2016, we have received proceeds of $100.5 million from the issuance of shares of our preferred and common stock.
We expect that we will need to obtain additional funding in the form of debt or equity financings to make strategic investments in, and continue to operate, its business. However, there can be no assurance that such efforts will be successful or that, in the event that they are successful, the terms and conditions of such financing will be favorable. If the our revenue levels from its products are not sufficient or if we are unable to secure additional funding when desired, we may need to delay the development, commercialization and marketing of its products and significantly scale back its business and operations. Our ultimate success will largely depend on its ability to successfully commercialize its products and its ability to raise additional funding.
If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders and require significant debt service payments, which diverts resources from other activities. Additional financing may not be available at all, or in amounts or on terms acceptable to us. If we are unable to obtain additional financing, we may be required to delay the development, commercialization and marketing of our products and significantly scale back our business and operations.
Loan and Security Agreement
On August 7, 2015, we restructured our loan agreement from June 2014, and entered into a new loan and security agreement, or the Loan Agreement among us, Oxford Finance LLC, as collateral agent and a lender, the other lenders from time to time a party thereto and Silicon Valley Bank. The Loan Agreement provides for a $20 million secured term loan facility split into three tranches as follows: (i) $10 million in term loans, or the Term Loan A, (ii) $5 million in term loans, or the Term Loan B and (iii) $5 million in term loans, or the Term Loan C. The Term Loan A was drawn on August 7, 2015. The Term Loan B and the Term Loan C are available to be drawn when we meet certain revenue targets, and Term Loan C additionally requires an equity investment of $15 million or greater. Proceeds of the term loans made under the Loan Agreement may be used by us for working capital and to fund general business requirements. No additional borrowing is currently available.
The term loans bear interest at a fixed rate, determined on the funding date, equal to the greater of (i) 7.80% and (ii) the rate published by The Wall Street Journal as the “Prime Rate” in the United States plus 4.55%. Interest is due and payable monthly in arrears. A default interest rate shall apply during any event of default under the Loan Agreement at a rate per annum equal to 5.00% above the applicable interest rate.
The term loans are payable in equal monthly installments amortizing over either 33 months or 27 months depending on when we meet certain revenue targets. Any remaining outstanding amounts of principal and/or interest are payable on September 1, 2019, the maturity date, together with a final payment equal to 2.25% multiplied by the original principal amount of the term loans, or the Final Payment.
We may prepay the term loans in whole, not in part, at any time, provided that such payment is accompanied by an amount equal to the sum of (i) the principal amount of the term loans prepaid multiplied by: (A) 2.00% for any prepayment made on or prior to the second anniversary of the funding date of such term loans and (B) 1.00% for any prepayment made after the second anniversary of the funding date of such term loans and (ii) the Final Payment. We are also obligated to pay customary fees for a loan facility of this size and type.
The term loans are subject to financial covenants and are collateralized by substantially all of our assets (other than our intellectual property) and limits the our ability with respect to additional indebtedness, investments or dividends, among other things, subject to customary exceptions. The Loan Agreement includes customary events of default and a subjective acceleration clause. Failure to comply with the loan covenants may result in the acceleration of payment terms on all outstanding principal and interest amounts plus a prepayment fee.

The following table summarizes our cash flows for the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2015	2014
Cash used in operating activities	$(8,332,701)	$(9,626,539)	$(11,871,054)	$(15,382,344)
Cash used in investing activities	(152,088)	(156,466)	(223,703)	(1,179,335)
Cash provided by (used in) financing activities	11,915,960	(60,037)	1,252,526	20,698,803
Operating Activities
We have historically experienced negative cash outflows as we developed our miraDry and miraWave technology, and continued to expand our business. Our net cash used in operating activities primarily results from our net loss adjusted for non-cash expenses and changes in working capital components as we have grown our business, and is influenced by the timing of cash payments for inventory purchases and cash receipts from our customers. Our primary source of cash flow from operating activities is cash receipts from customers including sales of miraDry Systems. Our primary uses of cash from operating activities are employee-related expenditures and amounts due to vendors for purchased inventory components. Our cash flows from operating activities will continue to be affected principally by our working capital requirements, and the extent to which we build up our inventory balances and increase spending on personnel and other operating activities as our business grows.
During the nine months ended September 30, 2016, operating activities used $8.3 million in cash, a decrease of $1.3 million from cash used in the nine months ended September 30, 2015 of $9.6 million. The decrease was primarily attributable to lower operating net losses due to an increase in revenue and gross margin from prior periods. During the year ended December 31, 2015, operating activities used $11.9 million in cash, a decrease of $3.5 million from cash used in the year ended December 31, 2014. The reduction in cash used in operations was primarily due to a lower net loss of $0.9 million, and lower cash usage in accounts receivable and inventory. The decrease was primarily a result of an increase in cash collections and reductions in operating expenses.
Investing Activities
Cash used in investing activities was $0.2 million for both the nine months ended September 30, 2016 and 2015. This was primarily for purchases of capital equipment used for operations and production. For the years ended December 31, 2015 and 2014, cash used in investing activities was $0.2 million and $1.2 million respectively which was primarily for purchases of capital equipment used for operations and production. The decrease was mainly due to leasehold improvements we made to our new corporate facilities in 2014 in the amount of $0.8 million.
Financing Activities
During the nine months ended September 30, 2016, $11.9 million of cash provided by financing activities was primarily from the issuance of bridge notes and proceeds from the private placement.
In 2015, the refinancing of the outstanding balance of the $10 million SVB/Oxford debt, was offset by principal payments on the previous SVB/Oxford debt and outstanding insurance premium loans and equipment capital leases.

In 2014, $16 million was raised from the sale of the preferred stock and $5 million was borrowed from SVB/Oxford.
Under the terms of our senior debt agreement with SVB/Oxford, we have access to $10.0 million of additional borrowing capacity, in two $5.0 million tranches, once we have (i) achieved trailing six months consolidated revenue of at least $15.0 million in any fiscal month and (ii) received net cash proceeds after the effective date of the Loan Agreement from the sale and issuance of equity securities of at least $15.0 million from investors on terms and conditions reasonably acceptable to the collateral agent.  None of this additional financing is currently available.
Off-Balance Sheet Arrangements
During the nine months ended September 30, 2016 and 2015 and years ended December 31, 2015 and 2014, we did not have any off-balance sheet arrangements as defined by applicable SEC regulations.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.
We believe that the assumptions and estimates have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our financial statements contained in this Prospectus.
Inventories
Inventories are stated at lower of cost or market value and consist of raw materials, work in process, and finished goods. Cost is determined using standard costs, which approximates actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. We write down its inventory for estimated excess or obsolete inventory equal to the difference between the cost and the estimated market value based upon assumptions about future demands and market conditions.
Revenue Recognition
Our revenue is derived from the sale of the miraDry system, related consumables and accessories, and separately priced extended warranties.  We recognize revenue in accordance with FASB Accounting Standards Codification 605, Revenue Recognition, or ASC 605. Under ASC 605, revenue is recognized when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and collectability is reasonably assured.
We have distributor agreements with several international distributors. Certain distributor agreements contain product repurchase provisions. We defer revenue for its potential exposure for product repurchases.
We provide marketing development programs as part of certain customer purchase agreements and qualification through marketing rewards programs. The programs generally provide for reimbursement of qualifying marketing expenditures that promote our products and brand. In order to qualify for the reimbursement, the customer must (1) adhere to the established brand style guidelines and only feature miraDry Systems and the customer’s practice and (2) submit the invoice for the marketing expenses. Through this review, we ensure that the fair value of the separately identifiable benefit received is equal to or greater than the amount being reimbursed. Our reimbursement of marketing expenditures under these programs is recorded in sales and marketing expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss.
Product Warranty
We provide product warranties for our miraDry System for a period of one to two years, depending on the territory. We accrue for warranty costs at the time of sale based on an estimate of total repair costs for all miraDry Systems under the warranty period. An extended warranty may be purchased for additional fees.
Allowance for Doubtful Accounts
We regularly review accounts receivable balances, including an analysis of customers’ payment history and information regarding the customers’ creditworthiness, and records an allowance for doubtful accounts based upon this evaluation. We write off accounts against the allowance when all attempts at collection have been exhausted.
Freestanding Preferred Stock Warrants
Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with ASC 480, “Distinguishing Liabilities from Equity.” The freestanding warrants are exercisable into our convertible preferred stock and are classified as liabilities on the balance sheet. The warrants are subject to re-measurement at each balance sheet date and the change in fair value, if any, is recognized as other income (expense). We will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion into warrants to purchase common stock (upon conversion of the preferred stock to common), or (iii) expiration of the warrants.
Income Taxes
We account for income taxes under the liability method, whereby deferred tax assets and liabilities are recorded for the difference between the financial statement and tax bases of assets and liabilities and for net operating loss and tax credit carryforwards using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.
We adhere to the provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes.” ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return.
It is our policy to include penalties and interest expense related to income taxes as a component of other expense, net, as necessary.
Stock-Based Compensation
We account for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation.” ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. ASC 718 requires companies to estimate the fair value of all share-based payment awards on the date of grant using an option pricing model. All option grants valued since inception are expensed on a straight-line basis over the requisite service period.

We account for equity instruments issued to non-employees in accordance with ASC 505-50, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest.
Preferred Stock
Preferred shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. We classify conditionally redeemable preferred shares, which includes preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control, as temporary equity. At all other times, we classify our preferred shares in stockholders’ equity.
JOBS Act Accounting Election
We are an “emerging growth company” within the meaning of the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.
Recently Issued and Adopted Accounting Pronouncements
See Note 2, “Summary of Significant Accounting Policies,” to the condensed consolidated financial statements for a description of new accounting pronouncements.

BUSINESS
Corporate Information
We were incorporated in Nevada as Spacepath, Inc. on December 28, 2012 and subsequently changed our name to KTL Bamboo International Corp. on March 18, 2015, and reincorporated in Delaware as Miramar Labs, Inc. on June 7, 2016. Our original business involved the distribution of water filtration systems produced in China. Prior to the Merger, our board of directors determined to discontinue operations in this area and seek a new business opportunity. As a result of the Merger, we have acquired the business of Miramar. Miramar commenced operations as a Delaware corporation in April 2006 under the name Miramar Labs, Inc., and subsequently changed its name to Miramar Technologies, Inc. on June 2, 2016.
Our authorized capital stock currently consists of 100 million shares of common stock and 5 million shares of the preferred stock. Our common stock was quoted on the OTC Markets under the symbol “KTLC,” and on June 15, 2016, our symbol changed to “MRLB.”
Our principal executive office is located at 2790 Walsh Avenue, Santa Clara, California 95051. Our telephone number is (408) 579-8700. Our website address is www.miramarlabs.com. The information contained on, or that can be accessed through, our website is not a part of this Prospectus.
Company Overview
We are a medical technology company focused on developing and commercializing products utilizing our proprietary microwave technology platform.
Our first commercial product, the miraDry System, is designed to ablate axillary, or underarm, sweat glands through the precise and non-invasive delivery of energy to the region where sweat glands reside. The energy generates heat which results in thermolysis of the sweat glands. At the same time, a continuous hydro-ceramic cooling system protects the superficial dermis and keeps the heat focused at the sweat glands. Because sweat glands do not regenerate after the treatment, we believe the results are lasting. Microwaves are the ideal technology as the energy can be focused directly at the fat and dermal junction where the glands reside.
We developed the miraDry System to noticeably and measurably reduce the sweat in the underarm for patients with sweat ranging from excessive to average. In our pivotal U.S. clinical trial involving 120 patients, 89% of patients experienced reduction in their sweat with no reported deaths, injuries requiring immediate medical attention to prevent death, or permanent impairment. In a second study involving 31 patients, patients reported an average of 82% sweat reduction at 12 months and 100% of patients reported being no longer bothered by their hyperhidrosis at 24 months.
We received clearance from the U.S. Food and Drug Administration, or FDA, in January 2011 and received CE mark approval in December 2013 to market the miraDry procedure for the treatment of primary axillary hyperhidrosis, or a condition characterized by abnormal sweating in excess of that required for regulation of body temperature. Additionally, we have received approval of the miraDry treatment in several other countries since our FDA clearance in 2011.
The miraDry System consists of a console and a handheld device which uses consumable single-use bioTips. We sell our miraDry System and bioTips only to physicians, including dermatologists, plastic surgeons, aesthetic specialists and physicians specializing in the treatment of hyperhidrosis. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are generally not board-certified dermatologists or plastic surgeons.

Hyperhidrosis is a medical condition of varying degree in which a person sweats excessively. A study published by Strutton et al. in June 2004 in the Journal of the American Academy of Dermatology, titled “US prevalence of hyperhidrosis and impact on individuals with axillary hyperhidrosis: Results from a national survey,” estimated that 2.8% of the general population has hyperhidrosis (in this paper defined as excessive or abnormal sweating) with 50.8% thereof having axillary hyperhidrosis. Additionally, the general consensus of medical practitioners is that the definition of hyperhidrosis includes anyone who is bothered by their sweat.  As such, the definition of axillary hyperhidrosis is broad in scope and the condition depends upon whether patients have determined that their sweating is excessive or abnormal. Because this assessment is subjectively determined by the patients themselves, there is no quantifiable standard that medical practitioners use to determine whether a patient is suffering from axillary hyperhidrosis. If patients subjectively determine that their sweating is excessive and as such are bothered by their sweating, such patients are considered to be suffering from axillary hyperhidrosis.
We developed the miraDry treatment to provide patients with a non-invasive and durable procedure to selectively ablate underarm sweat glands for both severely hyperhidrotic patients and those that are bothered by their underarm sweat. However, since our FDA clearance only permits us to market the miraDry System for the treatment of primary axillary hyperhidrosis, a condition characterized by abnormal sweating, we are limited in our ability to market the miraDry System for the treatment of average sweating. In other words, our FDA clearance only allows us to market the miraDry System for the treatment of patients who subjectively determine that their sweating is excessive and are therefore bothered by it. To the extent we were to market the miraDry System for use by patients who did not determine their sweating to be excessive or abnormal, we would not be marketing the miraDry System in compliance with its labeling. The miraDry treatment is clinically proven to reduce sweat in a one or more 60-minute procedures, allowing most patients to achieve immediately noticeable and durable results without the pain, expense, downtime, or repeat visits associated with surgical and other minimally-invasive procedures. The sweat glands in the treated area are ablated through targeted heating of the tissue, and because the body does not regenerate sweat glands, we believe the results will be lasting, although some patients may need to repeat the miraDry procedure to achieve the lasting results. Due to these advantages, we believe that the miraDry treatment is appealing to a wide range of individuals seeking a lasting solution to underarm sweat.
In addition, the miraDry procedure is not technique-dependent, does not require significant training or skill for the treatment provider, and the user-interface guides the provider through each step of the procedure for each treatment. The user-friendly nature of the miraDry System allows our physician customers to easily delegate the treatment to physician assistants and nurse practitioners thereby freeing up their time for other physician-dependent procedures.
We selectively market the miraDry System only to physicians, including dermatologists, plastic surgeons, aesthetic specialists and those physicians specializing in the treatment of hyperhidrosis who express a willingness to position miraDry as a premium and differentiated treatment and participate in our global marketing and support programs. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are generally not board-certified dermatologists or plastic surgeons.
We intend to market the miraDry System to physician practice sites on a global basis. We utilize our direct sales organization to market and sell the miraDry System in our North American market, which includes the United States and Canada. In our markets located outside of North America, we market and sell the miraDry System through a network of distributors.
Physicians can market the miraDry treatment as a premium, highly-differentiated, non-surgical sweat reduction procedure. Based on our commercial data, we believe physicians can recoup their capital expenditures within 12 months on average, assuming modest use of the miraDry System, even though the cost of the miraDry treatment is not reimbursed by any third party payors. We have sold the miraDry System in over 40 international markets outside of North America, including placements in Asia, Europe, the Middle East and South America.
We generate revenues from sales of our miraDry System and from the sales of bioTips which are required for use for each miraDry procedure performed. We generated revenues of $17.2 million for the year ended December 31, 2015 and $16 million for the nine months ended September 30, 2016. Capital system sales comprised 54% and consumable sales comprised 42% of our revenues for the year ended December 31, 2015 and 54% and 43%, respectively, of our revenues for the nine months ended September 30, 2016. We had net losses of approximately $14.5 million and $17 million, respectively, for the same periods.
We are driving growth in miraDry procedures in North America through our physician marketing programs, which provide physicians with sales training, practice marketing, and support services. After we establish a significant installed base of miraDry Systems in specific markets, we plan to use targeted consumer marketing, advertising, and promotional activities in these markets to increase demand for the miraDry System.
Our business is dependent upon the success of the miraDry treatment, and we cannot guarantee that we will be successful in significantly expanding physician demand for the miraDry System and patient demand for the miraDry treatment. In addition, we will continue to incur significant expenses for the foreseeable future as we expand our commercialization and other business activities, and as a result, we cannot guarantee that we will be able to achieve or maintain our profitability.
Market Overview
The prevalence of hyperhidrosis in the United States is significant. A study published by Strutton et al. in the June 2004 issue of the Journal of the American Academy of Dermatology, or AAD, titled “US prevalence of hyperhidrosis and impact on individuals with axillary hyperhidrosis: Results from a national survey,” estimated that 2.8% of the general population has hyperhidrosis (in this study defined as excessive or abnormal sweating) with 50.8% thereof having axillary hyperhidrosis. Another publication by Hornberger et al was published in the February 2004 issue of the Journal of the American Academy of Dermatology provides a consensus guideline for the diagnosis of hyperhidrosis that would include anyone is bothered by their sweat. This definition expands the potential market for the miraDry treatment into the aesthetic space.
In June 2015, the miraDry System received clearance from the FDA for the additional indication of axillary hair reduction of all colors. This allows our U.S. customers to promote a premium procedure that reduces underarm sweat and hair.
The global market for aesthetic procedures is significant and growing. In the United States alone, the American Society for Aesthetic Plastic Surgery, or the ASAPS, estimates that consumers spent more than $13 billion on aesthetic procedures in 2015. Laser and light-based hair removal continues to be the largest volume among non-invasive and non-injectable procedures. As an emerging market, energy-based procedures for sweat and odor reduction are not currently tracked by ASAPS data.
Limitations of Existing Hyperhidrosis Procedures
Treatments for sweat reduction on the body span from over-the-counter topical antiperspirants to invasive surgeries. The following discussion outlines the benefits of these existing procedures, as well as our opinion of their inherent limitations as compared to the miraDry treatment.
Antiperspirants. Most individuals have applied an antiperspirant to their underarms at some point and a significant majority of the population applies them every day. Stronger antiperspirants (clinical-strength) have been developed to reduce sweat more efficiently, and stronger prescription antiperspirants are considered first-line treatment for patients with severe hyperhidrosis. While antiperspirants are commonplace, they produce non-lasting results and are limited in their efficacy as evidenced by the fact that the FDA requires only 20% reduction in sweat among half of the treated patients for a product to be labeled as an antiperspirant and 30% reduction to be labeled as a clinical-strength antiperspirant.
Invasive and Minimally-Invasive Procedures. Physicians currently perform a number of invasive surgical procedures for patients with hyperhidrosis, including Endoscopic Thoracic Sympathectomy, or ETS, as well as minimally invasive procedures such as the injection of neurotoxins into the affected area. Although such procedures are effective at reducing sweat to varying degrees, these invasive and minimally-invasive procedures present limitations such as surgical risks, risk of producing undesired results, being dependent on physician skills and techniques and high cost.
Our Solution
The miraDry procedure is a treatment of hyperhidrosis that is clinically proven to provide most patients with immediate and measureable results. The miraDry System utilizes our proprietary microwave technology to selectively ablate sweat glands in the axilla. As of September 30, 2016, over 80,000 miraDry procedures have been performed.
We designed our miraDry System to address the concerns of individuals who are seeking long-term solutions to their excessive underarm sweating and the concerns of sweat-bothered individuals (with less severe hyperhidrosis) who want to eliminate the daily bother of applying antiperspirants to their underarms. We offer training to our physician customers to better enable them to identify those patients who will benefit from the miraDry procedure.
We believe the miraDry treatment provides the following benefits to our physician customers and their patients:

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Clinical studies supporting use of the miraDry System. Clinical studies involving more than 150 patients demonstrate that one or two miraDry procedures can noticeably and measurably reduce the amount of sweat from the axilla, or underarm. In our study involving 120 subjects, 89% of patients that received treatment experienced reduction in their sweat with no reported deaths, injuries requiring immediate medical attention to prevent death, or permanent impairment. In a second study involving 31 patients, patients reported an average of 82% sweat reduction at 12 months and 100% of patients reported as being no longer bothered by their hyperhidrosis at 24 months. We believe that the results obtained from a miraDry treatment will be durable, as sweat glands that are completely ablated do not regenerate.

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Safety profile. The miraDry treatment is designed to concentrate heat at the interface between the skin and fat, where the sweat glands reside. The treatment parameters have been optimized to ablate the sweat glands and protect any nearby structures (e.g. the upper part of the skin). The most common reported side effects that occur regularly are localized swelling, redness and discomfort that typically last less than a week. Less common side effects are swelling in the arm or torso, darkening of skin in the treatment area, soreness in the shoulders and arms due to procedure positioning, numbness or tingling in the arm due to the anesthesia (lasting less than 24 hours), and a tight band under the arm. Rare side effects (less than 1% of all procedures) that have been reported are altered sweating elsewhere on the body, small blisters or rashes in the treatment area, temporary altered sensation or tingling in the forearm or fingers, weakness in the arm or fingers, pain in the arm or fingers, infections, abscesses, ulcerations or burns.

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Minimal discomfort. Our physicians and their nurse practitioners are trained to use a high-volume anesthesia protocol in the axilla. This provides complete numbness of the treated area while protecting any underlying structures.

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Results not technique-dependent. The miraDry procedure was designed so that users are systematically guided step-by-step regarding the placement of the handpiece for optimal treatment results. Every patient first receives a temporary tattoo-like grid on the axilla. The grid is replicated on the treatment screen and directs the practitioner in the accurate and precise placement of energy designed for optimal results. During the treatment, which takes approximately an hour, the practitioner simply needs to follow the guide to place the handpiece and no other adjustments are needed during the treatment.

Technology Platform
Our miraWave technology platform utilizes microwave energy to create heat within the skin or subcutaneous locations to create a therapeutic effect. Microwave energy has been used in various medical specialties for heating tissue for decades. In the dermatologic field, it is important that heating is confined to a very precise location, which the miraWave technology platform is designed to do. Due to its proprietary handpiece designs and using appropriate energy parameters, the miraDry System can heat dermatologic tissue in a precise and controlled manner.
miraDry Technology
Our miraDry System utilizes microwave energy to deliver heat to the location of the skin where most underarm sweat glands reside – at or just below the skin-fat interface. We designed a proprietary handpiece that automatically focuses the energy at the skin-fat interface, regardless of skin thickness. When the physician or nurse practitioner places the handpiece to a specific area of the underarm as instructed by the graphic user interface, the energy is delivered automatically to the target tissue. The heat generated in the tissue exceeds the threshold for cellular necrosis, thereby ablating the sweat glands where the energy is focused. Surface cooling prevents the heat from damaging the superficial tissue above the skin-fat interface. In the underarm, many of the hair follicles are in the same relative location as the sweat glands. Therefore, the heating will also cause destruction and elimination of the hair follicles in those areas.
Our miraDry treatment has been clinically demonstrated to reduce sweat and hair from the underarm without causing injury to critical surrounding structures. The surface cooling protects the epidermis and the majority of the dermis from damaging heat. The deeper underlying structures are protected by two mechanisms. First, our anesthesia protocol calls for creating a distance barrier between the underlying structures and the surface of the skin where the handpiece is positioned. A significant volume of anesthesia fluid is administered between the skin (and target tissue) and the underlying structures, which causes a separation of the target tissue from the underlying structure. As the handpiece is positioned just outside the skin, the underlying structures are further away from the handpiece, keeping them safe from damaging heat. Second, we employ a vacuum suction system in the handpiece where the skin is pulled up into a vacuum chamber within the handpiece. Typically, the underlying structures either remain stationary or move slightly with the vacuum action, thereby creating further distance between the handpiece and the underlying structures.
The miraDry System and bioTips
We generate revenues from sales of our miraDry System and single-use bioTips. Our proprietary consumable, the bioTip, is designed such that each bioTip is encoded to be used only with our proprietary system and expires within a set time and cannot be reused. We generate a recurring revenue stream from bioTips that are required for each patient treatment.

The miraDry System
The miraDry System consists of the miraDry console and the miraDry handpiece. The miraDry console contains a simple user interface with touchscreen software, power management and control functions, and chiller unit that is responsible for the hydro-ceramic constant cooling. Our miraDry System also contains software that tracks and collects data on each procedure performed and any error messages that may be generated during the procedure. We collect and analyze this information to help physicians better understand their usage patterns and improve their marketing plans, utilization, and profitability.

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The color touch screen on the miraDry console provides operators with clear step-by-step visual instructions that guide the user through a miraDry procedure, providing continuous status updates and easy to follow notifications or corrective actions in the rare event of a procedure interruption.

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The miraDry handpiece is used to apply the microwave energy while maintaining constant contact cooling of the skin during treatment. The handpiece also displays the heating and cooling cycles during each pulse. The handpiece is detachable to enable future product upgrades.

• The unit is mobile, allowing a physician to easily transfer the miraDry System between treatment rooms.
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Vents are built into the miraDry System control unit to provide airflow and reduce heat build-up. Our miraDry System can be used in a standard physician treatment room without any special ventilation requirements or room modifications.

Single-use bioTips
Our miraDry bioTips facilitate the proper suctioning of the skin to maintain constant contact of the skin with the handpiece during the treatment. Also, the bioTips facilitate the pay-per-procedure feature of our miraDry System. Our bioTips are typically shipped with branded gel packs for patients to apply after treatment.

A bioTip is required to use the miraDry System. Each bioTip is preprogrammed with enabling software that permits the miraDry System to perform a single patient treatment for a fixed duration of time. Each bioTip is programmed with an encrypted security certificate that prevents the performance of a miraDry procedure unless the bioTip is recognized and authenticated by the specific miraDry System. The security certificate is designed to ensure that physicians pay for each patient treated and prevent the use of counterfeit bioTips.

The miraDry Experience
The miraDry treatment is a non-invasive procedure, which takes approximately an hour that is clinically proven to provide patients with immediate and durable results. The first step of the miraDry process is a patient consultation. We train our physician customers to properly explain to their patients the results they should expect from a miraDry procedure. Then the underarm is first sized using a sizing template. The appropriately sized temporary treatment grid is then selected and applied to the underarm to guide treatment. The patient’s underarm is then anesthetized for maximum comfort. After anesthesia has taken effect, the miraDry handpiece is applied step-by-step using the grid markings as guides to treat the entire axilla. During each application of microwave energy, the skin is first cooled, energy is applied, and then more cooling is applied to the skin’s surface providing constant temperature control of the tissue for the patient’s comfort. Following treatment, the patient is given post-treatment instructions.
Our surveys indicate that most patients find the miraDry procedure easy to tolerate. Due to the underarm being fully anesthetized prior to treatment, patients typically only report feeling a tugging sensation from the suction created when the handpiece is placed on the treatment area but otherwise report no sensation.
Although most miraDry patients generally do not experience any adverse side-effects, the most common side effects that occur regularly are localized swelling, redness and discomfort that typically lasts less than a week. Less common side effects are swelling in the arm or torso, darkening of skin in the treatment area, soreness in the shoulders and arms due to procedure positioning, numbness or tingling in the arm due to the anesthesia (lasting less than 24 hours), and a tight band under the arm. Rare side effects (less than 1% of all procedures) that have been reported are altered sweating elsewhere on the body, small blisters or rashes in the treatment area, temporary altered sensation or tingling in the forearm or fingers, weakness in the arm or fingers, pain in the arm or fingers, and infections, abscesses, ulcerations or burns. These events resolve over time but sometimes need intervention (for example, antibiotics).
Sales and Marketing
In North America, we utilize our direct sales force to sell the miraDry System to our target physicians. We market and sell our miraDry System only to physicians, including dermatologists, plastic surgeons, aesthetic specialists and other physician customers with aesthetically focused and hyperhidrotic focused practices. Aesthetic specialists are physicians who elect to offer aesthetic procedures as a significant part of their practices but are generally not board-certified dermatologists or plastic surgeons.
In our international markets, we sell the miraDry System through a network of distributors. Our distributor in Japan accounted for more than 10% of sales for the year ended December 31, 2015, and our distributor in China accounted for more than 10% of sales for the nine months ended September 30, 2016. We have a team of employees focused on business development and supporting our network of distributors. We intend to increase our penetration into the international markets in which we currently distribute, as well as expand into new markets through the identification and training of qualified distributors specializing in medical device distribution. We require our international distributors to provide ongoing training and support of their physician customers and invest in the marketing support of practices to expand the market and demand for the miraDry System for physicians and patients. We also require our distributors to invest in industry trade shows and maintain working relationships with key physicians to expand their markets.
We enter into distribution agreements with our distributors outside of North America. Our distribution agreements generally provide the exclusive right to distribute our products within a designated territory.

Physician Marketing and Support Programs
We intend to increase demand for the miraDry treatment through our targeted marketing and practice support programs. In North America, we provide physicians and their staff product training and sales, marketing, and support services to help them make the miraDry treatment a key component of their practices. In other markets, we have our business development team work to train our distributors and their staff who in turn are responsible for training their customers.
In 2015, we hired and trained a group of Practice Development Managers, or PDMs, who are focused on implementing our marketing programs in North America. Our PDMs provide all initial trainings for our miraDry System to our physician customers and their staff following the delivery of the system to the practice. Following this initial training, our PDMs, also educate our physician customers on current best practices and provide physicians and their staff with sales and marketing training and support to help them increase patient demand for the miraDry treatment. Also in North America, we provide all new customers with the option to qualify for marketing development funds programs to increase patient awareness and demand in their practice. We review marketing expenditures under these programs to ensure that the fair value of the separately identifiable benefit received is equal to or greater than the amount being reimbursed by ascertaining that the marketing adheres to the established guidelines and requiring customers to submit proof of payment and invoice for the marketing expenses.
We also participate in industry tradeshows, clinical workshops, and conferences with expert panelists.
Direct-to-Consumer Marketing
As we grow our installed base of miraDry Systems, we intend to utilize a targeted and strategic direct-to-consumer marketing program globally to create awareness of the miraDry treatment among consumers. We have an active public relations campaign and have been highlighted on national broadcasts as well as numerous local news programs. We also intend to continue our active media presence and our social media programming, such as Facebook, Twitter, YouTube, and through search engine marketing, testimonials, and video presentations.
Customer Support
We provide our physician customers and authorized distributors with customer support.
In the event of a technical issue with a miraDry System in North America, one of our Customer Care personnel will call the physician and determine whether the technical issue may be resolved over the telephone or whether the issue requires an intervention. If the issue cannot be resolved by telephone, our Customer Care personnel will request our third-party logistics provider to visit the physician and provide on-site technical support. If the service provider determines that a replacement system is required, our logistics provider will deliver the replacement miraDry System or module into the physician’s office, set it up and ensure that the miraDry System is working properly.
In markets outside of North America, our miraDry System is serviced and supported through our independent distributors and certified third-party service providers. We require our distributors to maintain adequate inventory of miraDry Systems and components to facilitate quick response time to service events and to maximize customer “up time.”
We provide a standard warranty that ranges from 15 to 24 months on our miraDry Systems. In addition to these product warranties, we offer extended service agreements to our customers which provide protection of their system and handpiece against breakage. We do not obtain a material portion of our revenue from our service contracts.

Competition
The medical technology and aesthetic product markets are highly competitive and dynamic, and are characterized by rapid and substantial technological development and product innovations. Demand for the miraDry treatment could be limited by the products and technologies offered now or in the future by our competitors. We designed the miraDry treatment to address the concerns of individuals who seek a durable solution to their axillary sweat. Therefore, we compete both directly and indirectly with those companies marketing botulinum toxin and other medical device companies. To a lesser extent, we indirectly compete with antiperspirants. We expect aesthetic medical device companies to pursue technological advances in the treatment of sweat and hair removal that will continue to alter the competitive environment.
In the United States, our major competitor in the treatment of sweat is Allergan, which manufactures Botox; Botox is approved for the treatment of severe primary axillary hyperhidrosis. Cynosure also has recently received FDA clearance to market PrecisionTX for the treatment of primary axillary hyperhidrosis. These competitors have more resources than us and may prevent our miraDry System from gaining widespread market acceptance.
Due to less stringent regulatory requirements, there are many more aesthetic products and procedures available for use in international markets than are approved or cleared for use in the United States. There are also fewer limitations on the claims our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we face more competition in these markets than in the United States. For example, a radiofrequency-based device called SweatX is sold by Alma Lasers Ltd.
Due to the limited capital expenditure budgets of our physician customers, we also generally compete against aesthetic device companies, including those offering products and technologies unrelated to sweat reduction. Some of our competitors have a broad range of product offerings, large direct sales forces, and long-term customer relationships, which could inhibit our market penetration efforts. Our potential customers also may need to recoup the cost of expensive products that they have already purchased from our competitors, and thus they may decide to delay or not to purchase our miraDry System.
Manufacturing
We occupy an approximately 29,000 square foot facility located in Santa Clara, California. About 4,200 square feet of this space is dedicated to manufacturing and service activities. We manufacture, distribute, and service miraDry Systems and accessories from this facility.
All final assembly, calibration and testing of our miraDry Systems are performed at our Santa Clara facility. The consumable bioTip is manufactured by a contract manufacturer, Healthcare Technology International Limited (HTI), at their facility in Dongguan, China. Consumables are tested and packaged at our Santa Clara facility, then sent to Dravon Medical Inc., or Dravon, for ethylene oxide sterilization. We are in the process of validating a second sterilization provider.
A critical component of our miraDry System is the custom microwave power amplifier contained in the miraDry console. The amplifier is manufactured by a single source manufacturer, Broadband Wireless, LLC, in Reno, Nevada (a subsidiary of United States Technologies, Inc.), or Broadband. We fully own the design and manufacturing process for this amplifier.
Manufacturing facilities that produce finished medical devices intended for distribution in the United States and internationally are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, we are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR, which cover the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of our products. The FDA most recently inspected our facility in August 2015 and at the conclusion of such routine audit, a Form 483 was issued with four observations. The FDA acknowledged receipt of periodic status reports documenting the completion of corrections and corrective actions taken by us to address each of the four observations. The FDA will verify acceptability of the actions taken during its next routine audit. No further actions are required at this time. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. We have obtained the following international certifications: ISO 13485:2003 Quality Management Systems Requirements for regulatory purposes and ISO 13485:2003 under CMDCAS (Canada). Our notified body, NSAI, most recently audited our facility in June 2015.
HTI, our disposables manufacturer, and Dravon, our sterilization service provider comply with the FDA’s QSR and are registered in good standing with the FDA. Additionally, we have procedures in place designed to ensure that all other purchased products and materials conform to specified requirements, including evaluation of suppliers, and where required, qualification of the components supplied.
Intellectual Property
We rely on a combination of patent, copyright, trademark, and trade-secret laws, as well as confidentiality provisions in our contracts to establish and protect our proprietary technologies and products. The protection for miraDry Systems, components, new technologies, processes, and know-how is important to our business. We have implemented a patent strategy designed to protect our technology and facilitate commercialization of our current and future products. We continue to review new technological developments in our system and in the field as a whole in order to make decisions about the most appropriate filings for us.
As of September 30, 2016, our patent portfolio comprises 20 issued U.S. patents, 56 issued foreign counterpart patents, 10 pending U.S. patent applications, 35 pending foreign counterpart patent applications, and one pending Patent Cooperation Treaty (PCT), patent application, each of which we own directly.
Our portfolio includes patents and patent applications directed to system-wide aspects of the miraDry System and related products, and to key aspects of the miraDry System subsystems, components, and methods of use. The patents for our core technology are directed to systems and methods for the treatment of sweat glands with microwave energy to reduce or eliminate excessive sweating.
We also protect our brand through trademark rights. As of September 30, 2016, we owned worldwide 90 registered trademarks, and 37 pending trademark applications. Miramar Labs®, miraDry®, miraDry and Design®, Drop Design® and miraWave® are registered trademarks that we own in the United States and certain foreign countries. miraSmooth™ and miraFresh™ are trademarks for which we own applications for registration in the United States. We also own the ML Stylized mark in the United States, European Union and Korea, as well an International Registration through World Intellectual Property Organization. Application for registration of Miramar Labs™ is also pending in India. In order to supplement protection of our brand, we have also registered several key Internet domain names.
In addition to our patents and trademarks discussed above, we also rely upon trade secrets, know-how, trademarks, copyright protection, and continuing technological opportunities to develop and maintain our competitive position. We have periodically monitored and continue to monitor the activities of our competitors and other third parties with respect to their use of intellectual property. We require our employees, consultants, and third party collaborators to execute confidentiality and invention assignment agreements upon commencing employment or consulting relationships with us.

Clinical Results and Studies
DRI-UP Study

The DRI-UP study was a prospective, multi-center, randomized, blinded clinical trial involving 120 subjects. The study had two groups. In one study group, or the Treatment Group, 91 subjects received treatment for axillary hyperhidrosis using the miraDry System in both axillae. The other study group, or the Sham Group, 39 subjects received a sham treatment in both axillae where the subjects had the same procedure performed as the Treatment Group but no energy from the miraDry System was applied. Subjects enrolled in the study were blinded regarding which study group they were in until their six month follow-up visit. Research staff was also blinded until the six month follow-up visit. The study was conducted as an FDA-approved Investigational Device Exemption study at seven centers in the United States.

The primary objective of the study was to measure the ability of the miraDry System to reduce axillary sweat for subjects with axillary hyperhidrosis, as primarily measured by the improvement of the subject’s rating on the Hyperhidrosis Disease Severity Scale, or HDSS, a quality of life measurement for hyperhidrosis. HDSS ranges from a score of 1, indicating that the subject’s sweating is not noticeable and never interferes with his or her daily activities to 4, indicating that the subject’s sweating is intolerable and always interferes with its daily activities. HDSS is scored solely based on subjective responses given by the subject.

Based on our review of the results of the study, which was based on the data collected at the 30-day post treatment follow-up visit, we concluded that the Treatment Group had a success rate of 89% and the Sham Group had a success rate of 54% (p<0.001). The statistical significance of the study is demonstrated by the p-value, which is less than 0.05, which is the commonly accepted threshold for statistical significance. In this study, success was defined as a change in the subject’s rating from the baseline score of 3 or 4 to a post treatment score of 1 or 2.

HDSS Response at 30 day Follow-up Visit. Intent-to-Treat Population.

	Sham Group (N=39)	Treatment Group (N=81)
Failure	18 (46.2%)	9 (11.1%)
Success	21 (53.8%)	72 (88.9%)
95% CI	[38.2%, 69.5%]	[82.0%, 95.7%]
p-value		<0.001

There were no Serious Adverse Events (as defined below) or Unanticipated Adverse Device Effects (as defined below) during the study. Twenty three percent (23%) of subjects had one or more Adverse Events (as defined below) attributable to the procedure or the miraDry System. Of these Adverse Events, 70.5% were rated as mild in severity and all but one incident has been resolved. No late-onset adverse events attributed to the miraDry System or procedure were reported. Under the International Standard ISO 14155:2011(E), Clinical Investigation of Medical Devices for Human Subjects - Good Clinical Practice, “Serious Adverse Event” is defined as an event that (i) led to death, (ii) led to serious deterioration in the health of the subjects, that resulted in (A) a life-threatening illness or injury, (B) a permanent impairment of a body structure or body function, (C) inpatient or prolonged hospitalization, or (D) medical or surgical intervention to prevent life-threatening illness or injury or permanent impairment to a body structure or body function, or (iii) led to fetal distress, fetal death or a congenital anomaly/birth defect; “Unanticipated Adverse Device Effect” is defined as an event which by its nature, incidence, severity or outcome has not been identified in the current version of the risk analysis report; and “Adverse Event” is defined as any untoward medical occurrence, unintended disease or injury, or untoward clinical signs (including abnormal laboratory findings) in subjects, users or other persons, whether or not related to the investigational medical device.

In addition to the HDSS response, some basic satisfaction questions were asked of the Treatment Group. At the 6-month follow-up visit, 67.5% of the Treatment Group responded that they were “very satisfied” or “somewhat satisfied” and 66.2% responded they would definitely or probably recommend this treatment to a friend or family member with hyperhidrosis. At the 12-month follow-up visit, 70.2% of the Treatment Group responded that they were “very satisfied” or “somewhat satisfied”, and 69.5% responded they would definitely or probably recommend this treatment to a friend or family member with hyperhidrosis.
Clinical Evaluation of the miraDry System in Subjects with Hyperhidrosis Study

This study was a prospective, multi-center, single-group study on the long-term effect of the miraDry System. There was no control group utilized in this study and success was determined by responses of the treated subjects.

The study, conducted at two centers, included adult subjects with a baseline HDSS of 3 or 4. Thirty one (31) subjects received one to three treatments with the miraDry System that were spaced two to three months apart. An assessment of overall satisfaction of the subjects was determined at follow-up visits. The table below demonstrates the effects following treatment with the miraDry System that lasted through the 12 month follow-up visit (95% confidence intervals are shown in square brackets). All patients who participated in this study reported being no longer bothered by their hyperhidrosis at 24 months.

Summary of Results

Efficacy measure	Follow-up visit time from the last treatment session
	30 day	3 month	6 month	12 month
% of subjects with HDSS reduction to score of 1 or 2*	28/31 = 90.3% [74.3, 98.0]	29/31 = 93.6% [78.6, 99.2]	28/31 = 90.3% [74.3, 98.0]	28/31 = 90.3% [74.3, 98.0]
Patient satisfaction: % of subjects rating “very satisfied” or “somewhat satisfied” (top 2 out of 5 choices)	27/30 = 90%	27/28 = 96%	25/27 = 93%	23/26 = 89%

No procedure-related Serious Adverse events or Unanticipated Adverse Device Effects occurred during this study.
Research and Development
Our ongoing research and development activities are focused on products and procedure enhancements and development of products for new indications. Product and procedure enhancements include changes to improve efficacy of the therapy, the patient experience, and the physician/operator experience. As for products for new indications, we will leverage our miraWave microwave energy platform to develop products to serve additional needs in dermatology and plastic surgery. The goal is to be able to treat multiple indications with the existing miraDry console using different handpieces and custom software. Our research and development group is comprised of engineers, microwave scientists and technicians. Our research and development expenses amounted to approximately $4.97 million and $5.29 million in 2015 and 2014, respectively.
Government Regulation
The design, development, manufacture, testing and sale of our products are subject to regulations by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies.

Regulations by the FDA
In the United States, the Federal Food, Drug, and Cosmetic Act, or FD&C Act, the FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale, and distribution of medical devices, including aesthetic devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA can also refuse to approve pending applications.
Each medical device we wish to distribute commercially in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II, or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least amount of risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA’s current Good Manufacturing Practices, or cGMP, and its Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, and post market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.
Most Class I devices and some Class II devices are exempt from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Some Class I devices that have not been so exempted and most Class II devices are eligible for marketing by obtaining 510(k) clearance. By contrast, devices placed in Class III generally require PMA approval or 510(k) de novo clearance prior to commercial marketing. The PMA approval process is more stringent, time-consuming, and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly more stringent and expensive.
The miraDry System is currently regulated as a Class II (special controls) device that requires 510(k) clearance.
510(k) clearance. To obtain 510(k) clearance for a medical device, an applicant must submit a user fee and then a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA approval, commonly known as the “predicate device.”  A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process takes more than 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.
In general before a manufacturer submits a medical device for 510(k) clearance, it must perform a series of generally short studies over several months, including method comparison, reproducibility, electromagnetic interference and stability studies to ensure that users can use the device successfully. Some of these studies may take place in clinical environments, but are not usually considered clinical trials. For PMA submissions, we are generally required to conduct a longer clinical trial over several years that supports the clinical utility of the device and how the device will be used.
We received initial 510(k) marketing clearance from the FDA for the treatment of axillary sweat reduction in January 2011, clearance for minor modifications to comply with new electrical safety requirements in October 2013 (no changes to the fundamental scientific technology, intended use, safety, or efficacy of the device), and for permanent reduction of axillary hair of all colors in June 2015.  Since then, we have not made any modifications to the miraDry System or accessories that requires new 510(k) clearance.  We have filed a 510(k) to secure expanded labeling for odor.  We are awaiting response from the FDA.
PMA approval. A PMA application requires the payment of significant user fees and must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical, and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling.
The miraDry System is not currently approved under a PMA approval, and we have no plans for any indication or system improvements or extensions that we believe would require a PMA.
Regulation after FDA Clearance or Approval
Any devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. We are required to adhere to applicable regulations setting forth detailed cGMP requirements, as set forth in the QSR, which include, among other things, testing, control and documentation requirements. Non-compliance with these standards can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance or PMA approval of devices, withdrawal of marketing approvals and criminal prosecutions. We have designed and implemented our manufacturing facilities under the FDA’s QSR requirements.
Because we are a manufacturer of medical devices, we must also comply with medical device reporting requirements by reviewing and reporting to the FDA a Medical Device Report, or MDR, whenever there is evidence that reasonably suggests that one of our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to death or serious injury if it were to recur.

From inception to January 6, 2017, we have filed a total of 149 MDRs. The most frequently reported MDRs are for abscesses (33 MDRs), infections (30 MDRs) and ulcers (12 MDRs), which are typically treated with antibiotics. In addition, we see temporary weakness in the arm or fingers (32 MDRs) which generally resolves itself over time. In a previous inspection report from the FDA, there were two observations regarding a deficiency in reporting of adverse events. The first observation was related to the lack of reporting of certain injuries within 30 days of receiving or otherwise becoming aware of information that a marketed device may have caused or contributed to a serious injury. The initial decision not to file MDRs for certain reports of nerve injuries and burns was based on our belief that the condition will resolve itself without any medical intervention. The second observation was related to the lack of reporting of a marketed device malfunction that would likely cause or contribute to a death or serious injury if the malfunction were to recur. Our failure to file MDRs for certain reported issues was due to the fact that we initially classified such issues as “no significant injury (blistering)” and our investigation of such issues were still in process at the time of the 30-day reporting deadline. To correct these observations, we revised our internal operating procedures for complaint handling and adverse event classifications and re-trained our personnel on the revised procedures. We reviewed all adverse medical events that have been reported to us and retrospectively filed more MDRs with the FDA. FDA acknowledged receipt of evidence for the corrections and indicated a review will be performed at the time of the next inspection. Our interactions with the FDA regarding the above-mentioned deficiency in reporting of adverse events did not have any impact on our operating results.
Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may be promoted only for uses set forth in FDA-approved labeling and may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.
Food and Drug Administration Amendments Act of 2007
The Food and Drug Administration Amendments Act, or FDAAA, expanded the federal government’s clinical trial registry and results databank maintained by the National Institutes of Health, the NIH, to include all (with limited exceptions) medical device trials. In particular, it requires certain information about device trials, including a description of the trial, participation criteria, location of trial sites, and contact information, to be sent to the NIH for inclusion in a publicly accessible database. In addition, the results of clinical trials that form the primary basis for efficacy claims or are conducted after a device is approved or cleared must be posted to the results databank. Under the FDAAA, companies that violate these and other provisions of the law are subject to substantial civil monetary penalties. We are in compliance with FDAAA’s clinical registry requirements.
Foreign Government Regulation
The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution, or other consequences.
Fraud and Abuse Regulations
We may be subject to numerous health care anti-fraud laws that are intended to reduce waste, fraud, and abuse in the health care industry. These laws are broad and subject to evolving interpretations. They prohibit many arrangements and practices that are lawful in industries other than health care, including certain payments for consulting and other personal services, some discounting arrangements, the provision of gifts and business courtesies, the furnishing of free supplies and services, and waivers of payments. Many states have enacted or are considering laws that limit arrangements between medical device manufacturers and physicians and other health care providers and require significant public disclosure concerning permitted arrangements. These laws are vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must operate our business within the requirements of these laws and, if we were accused of violating them, could be forced to expend significant resources on investigation, remediation, and monetary penalties. Companies targeted in such prosecutions have paid substantial fines, have been forced to implement extensive corrective action plans, can be excluded from health care programs and become subject to substantial civil and criminal penalties, and have often become subject to consent decrees severely restricting the manner in which they conduct their business.
Because we have commercial operations overseas, we are subject to the Foreign Corrupt Practices Act, or the FCPA, and other countries’ anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The FCPA prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.
Patient Protection and Affordable Care Act
Our operations will also be impacted by the federal Patient Protection and Affordable Care Act of 2010, as modified by the Health Care and Education Reconciliation Act of 2010, which we refer to as the Affordable Care Act, or the ACA. The ACA imposed a 2.3% excise tax on sales of medical devices by manufacturers applicable to sales in the United States only. Taxable devices include any medical device defined in Section 201(h) of the FDCA and intended for use by humans, with limited exclusions for devices purchased by the general public at retail for individual use. There was no exemption for small companies. In December 2015, Congress voted to suspend this excise tax for 2 years through December 2017.
Environmental Regulation
We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and end-of-life handling or disposition of products, and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations, including requirements in the European Union relating to the restriction of use of hazardous substances in products, have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.
Employees
As of September 30, 2016, we had 79 full-time employees. Within our workforce as of such date, 30 employees were engaged in global marketing, sales and business development, 15 employees were engaged in research and development, 24 employees were engaged in manufacturing, and 10 employees were engaged in general management and administration. We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Facilities
Our corporate headquarters are located in Santa Clara, California, where we lease and occupy approximately 29,000 square feet of office, manufacturing and research and development space. The current term of our Santa Clara lease expires on May 31, 2019, with no option to extend the term of the lease. We also maintain a small office in Hong Kong. In connection with our Santa Clara, California lease, we entered into a standby letter of credit with Silicon Valley Bank for $0.3 million, which was still outstanding as of September 30, 2016. We believe that our existing facilities are adequate for our current needs.
Legal Proceedings
On July 20, 2015, a lawsuit alleging product liability, breach of warranty and negligence was filed against us in the Orange County Superior Court. The plaintiff alleged, among other things, that we are liable for plaintiff's injuries allegedly resulting from defects in a certain miraDry device. We believe that there is no merit to the claims against us and we intend to vigorously defend the lawsuit, but the outcome of any potential litigation matter is uncertain.
We have received a demand from an attorney in Japan who represents a terminated employee claiming wrongful termination.  We have retained a legal counsel in Japan to advise on this matter and, if necessary, defend our interests in a formal legal proceeding.  We believe that there is no merit to the claims against us and we intend to vigorously defend any resulting lawsuit, but the outcome of any potential litigation matter is uncertain.
Other than the foregoing, we are currently not aware of any other pending legal proceedings to which we are a party or of which any of our property is the subject, nor are we aware of any such proceedings that are contemplated by any governmental authority. Occasionally, we may be involved in claims and legal proceedings arising from the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Directors and Executive Officers
Below are the names of and certain information regarding our executive officers and directors as of January 6, 2017. Information regarding the positions held and term of office with us prior to the Merger refer to such executive officer or director’s employment or service with Miramar.

Name	Age	Position
Robert Michael Kleine	63	Chief Executive Officer, President and Director
Brigid A. Makes	61	Chief Financial Officer
Steven Kim	47	Chief Technology Officer
Mark E. Deem (2)(3)	49	Director
Hanson S. Gifford III (1)	56	Director
Maxim Gorbachev (1)	41	Director
Henry A. Plain, Jr. (2)	59	Director
Stacey D. Seltzer (2)(3)	40	Director
Brian H. Dovey (1)(3)	75	Director
Patrick F. Williams (1)	44	Director

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominating and governance committee
Robert Michael Kleine has served as a member of our board of directors since December 2013 and as our President and Chief Executive Officer since January 2014. From 2011 to 2014, Mr. Kleine served as Chief Executive Officer of EndoGastric Solutions, Inc., a biomedical company working on the development of products and procedures for the treatment of gastroesophageal reflux disease. From 2008 to 2010, Mr. Kleine served as President, Chief Executive Officer and Executive Board Member of Biosensors International Group, Ltd., a medical device company that specializes in developing interventional cardiology technology. Mr. Kleine was President and Chief Executive Officer of MicroVention, Inc., a neurovascular medical device company, from 2002 to 2006, and continued as the President, Chairman and CEO after it was acquired Terumo Medical Corporation, a biomedical company, from 2006 to 2008. Mr. Kleine serves on the board of directors of Cardica, Inc. and Sequent Medical. Mr. Kleine holds a Master’s Degree from Webster University and a Bachelor of Arts in Biological Science from Missouri Valley College.
We believe Mr. Kleine is qualified to serve as a member of our board of directors because of his extensive experience managing companies at multiple stages of growth in the healthcare and life sciences industries.
Brigid A. Makes has served as our Chief Financial Officer since September 2011. From 2006 to 2011, Ms. Makes served as Senior Vice President and Chief Financial Officer of AGA Medical, a medical device company specializing in the treatment of cardiovascular defects, which was acquired by St. Jude Medical, another medical device company, in November 2010. Prior to AGA Medical, from 1999 to 2006, Ms. Makes served in a variety of executive positions, including as Chief Financial Officer, for Nektar Therapeutics (formerly Inhale Therapeutics), a biopharmaceutical company. Ms. Makes also served as Chief Financial Officer for Oravax, a biopharmaceutical company, from 1998 to 1999 and for Haemonetics Corp, a company specializing in the management of blood supplies, from 1995 to 1998. Ms. Makes holds a Bachelor’s degree in Finance and International Business from McGill University and an M.B.A. from Bentley University.

Steven Kim is one of our founders and has served as our Chief Technology Officer since 2007. From October 2006 to October 2007, Mr. Kim served as an Entrepreneur in Residence at The Foundry, Inc., a medical device company incubator. In 2006, Mr. Kim served as Project Architect for ExploraMed, a medical device incubator. From 1999 to 2005, Mr. Kim served in various management positions for Vivant Medical, an oncology-focused medical device company, which was acquired by Tyco Healthcare, a technology company. Prior to Vivant Medical, from 1996 to 1999, Mr. Kim served as Program Manager for TransVascular, Inc., a medical device company working on treatment of vascular conditions, which was subsequently acquired by Medtronic, a provider of medical technology, services and solutions, including medical devices. Mr. Kim holds a B.S. degree in Mechanical Engineering from California Polytechnic State University and a M.S. degree in Mechanical Engineering from Stanford University.
Mark E. Deem is one of our founders and has served as the Chairman of our board of directors since December 2008 and as a member of our board of directors since August 2007. Mr. Deem serves as a Managing Partner of The Foundry, LLC, a medical device company incubator, which he joined in 1998. Since November 2013, Mr. Deem has served as a Venture Partner at Lightstone Ventures, a venture capital firm specializing in investing in life sciences companies. Mr. Deem is also a founder of ForSight Labs, an ophthalmic device incubator which has started six companies. From August 2007 to November 2008, Mr. Deem served as our Interim Chief Executive Officer. Mr. Deem currently serves on the board of directors of Holaira Inc., FIRE1, Ltd., Cala Health, Inc. and as a Board Observer for Aerin Medical, Inc. and Cotera, Inc. Mr. Deem holds a B.S. degree in Biomedical Engineering from Boston University.
We believe Mr. Deem is qualified to serve as a member of our board of directors because of his familiarity with us, medical device companies in general and his experience working with regulators and other stakeholders in the life sciences industry.
Hanson S. Gifford III has served as a member of our board of directors since April 2006. Mr. Gifford also serves as a Managing Partner of The Foundry, Inc., a medical device company incubator, which he co-founded in 1998. Since November 2013, Mr. Gifford has served as a Venture Partner at Lightstone Ventures, a venture capital firm specializing in investing in life sciences companies. Mr. Gifford is also a founder of ForSight Labs, an ophthalmic device incubator which has started six companies. Mr. Gifford also serves on the boards of Cotera, FIRE1, Forsight Vision 4, and Ocular Dynamics. Mr. Gifford is an inventor of over 250 issued U.S. patents. Mr. Gifford holds a B.S. degree in Mechanical Engineering from Cornell University.
We believe Mr. Gifford is qualified to serve as a member of our board of directors because of his extensive knowledge of medical device company operations, and his experience working with companies, regulators and other stakeholders in the medical device industry.
Maxim Gorbachev has served as a member of our board of directors since December 2013. Since March 2013, Mr. Gorbachev has served as the Managing Partner at RMI Partners, LLC, the management company of RusnanoMedInvest LLC, or RMI LLC, a Russian-based life sciences venture capital firm, founded by RUSNANO State Corporation, which invests in funds and companies supporting innovation in nanotechnologies. Prior to joining RMI Partners, from March 2012 to September 2012, Mr. Gorbachev served as Associate Director, Business Planning at JSC Sukhoi Civil Aircraft, an aircraft manufacturer. From July 2009 to February 2012, Mr. Gorbachev served as Director of Finance and Administration at UCB Pharma LLC., a pharmaceutical company. Mr. Gorbachev currently serves on the board of directors of Atlas Genetics, Neothetics and Celtaxsys. Mr. Gorbachev holds a M.S. degree in Applied Mathematics from Lomonosov Moscow State University, a M.S. degree in Financial Management from the Finance University and an M.B.A. from Vlerick Business School.
We believe Mr. Gorbachev is qualified to serve as a member of our board of directors because of his extensive experience in a wide range of industries, including life sciences companies.

Henry A. Plain, Jr. has served as a member of our board of directors since April 2006. Mr. Plain has also served as a General Partner of Lightstone Ventures since 2013 and Morgenthaler Ventures since 2007, both of which are venture capital firms. From 1993 to 2000, Mr. Plain served as the President and Chief Executive Officer at Perclose, Inc., a medical device company. Prior to joining Morgenthaler, Mr. Plain founded several medical device companies. Mr. Plain serves on the board of directors of Claret Medical, Inc., Earlens Corporation, and Setpoint Medical Corporation and also serves as Vice Chairman of The Foundry, LLC. Mr. Plain holds a B.S. degree in Finance from the University of Missouri, Columbia.
We believe Mr. Plain is qualified to serve as a member of our board of directors because of his experience in the life sciences industry and as a founder of multiple medical device companies.
Stacey D. Seltzer has served as a member of our board of directors since November 2012. Ms. Seltzer is an employee of Aisling Capital LLC, a healthcare investment firm, which she joined in September 2008. Previously, Ms. Seltzer served as an Associate Director at Schering-Plough, a pharmaceutical company. Prior to her position at Schering-Plough, Ms. Seltzer served as Director of Business Development at Akceli, a biomedical company focusing on the development of new drugs and as a Management Consultant at McKinsey & Company, a consulting firm. Ms. Seltzer serves on the board of directors of Promentis Pharmaceuticals and Aimmune Therapeutics. Ms. Seltzer holds B.S. and M.S. degrees from Yale University in Molecular Biophysics and Biochemistry and a M.B.A. from The Wharton School at the University of Pennsylvania.
We believe Ms. Seltzer is qualified to serve as a member of our board of directors because of her extensive operating and management experience in the biomedical industry.
Brian H. Dovey has served on our board of directors since May 2016. Mr. Dovey has been a Partner of Domain Associates, L.L.C., a private venture capital management firm focused on life sciences, since 1988. Prior to joining Domain Associates, L.L.C., Mr. Dovey spent six years at Rorer Group, Inc. (now part of Sanofi-Aventis), a pharmaceutical company, including as President from 1986 to 1988. Mr. Dovey serves on the board of directors of Orexigen Therapeutics, Inc. and REVA Medical, Inc. Mr. Dovey was former chairman and currently serves on the board of directors of both the Center for Venture Education (Kauffman Fellows Program) and the Wistar Institute, a leader in preclinical bio-medical research in the non-profit sector. He is also a member of the Board of Trustees of the La Jolla Playhouse. Mr. Dovey holds a B.A degree from Colgate University and an M.B.A from the Harvard Business School.
We believe Mr. Dovey is qualified to serve on our board of directors because of his experience serving as a director on over 35 private and public companies’ board of directors over the years, his experience with life science companies, and his extensive experience at a healthcare venture capital firm.
Patrick F. Williams has served on our board of directors since August 2016. Mr. Williams currently serves as a consultant for ZELTIQ Aesthetics, Inc., a medical device company focused on developing and commercializing products utilizing its proprietary controlled-cooling technology platform for the aesthetic market, and served as Chief Financial Officer and Senior Vice President at ZELTIQ from November 2012 to April 2016. From June 2007 to November 2012, Mr. Williams held several positions at NuVasive, Inc., a medical device company focused on developing minimally disruptive surgical products and procedurally integrated solutions for the spine, most recently as Vice President of Strategy and Investor Relations and previously as Vice President of Finance and Investor Relations. Mr. Williams holds an MBA in Finance and Management from San Diego State University and a Bachelor of Arts in Economics from University of California, San Diego.
We believe Mr. Williams is qualified to serve as a member of our board of directors because of his extensive experience in the medical device industry.

Board of Directors and Director Independence
Our board of directors currently consists of eight members. We are not currently subject to listing requirements of any national securities exchange that has requirements that a majority of the board of directors be “independent.” Nevertheless, our board of directors has determined that all of our directors, other than Mr. Kleine, Mr. Deem, Mr. Gifford, and Mr. Plain, qualify as “independent” directors in accordance with listing requirements of The NASDAQ Stock Market, or NASDAQ. Mr. Kleine is not considered independent because he is an employee of Miramar. Mr. Deem, Mr. Gifford and Mr. Plain are not considered independent because they are entitled to receive the accrued royalty payments payable to The Foundry, LLC. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.
Classified Board of Directors
In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three‑year terms. Our first annual meeting of stockholders will be in 2017. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal. Our directors have been divided among the three classes as follows:

•	The Class I directors are Maxim Gorbachev and Henry A. Plain Jr., and their terms will expire at our annual meeting of stockholders to be held in 2017;

•	The Class II directors are Mark E. Deem, Hanson S. Gifford III and Patrick F. Williams, and their terms will expire at our annual meeting of stockholders to be held in 2018; and

•	The Class III directors are Robert Michael Kleine, Stacey D. Seltzer and Brian H. Dovey and their terms will expire at our annual meeting of stockholders to be held in 2019.
Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
Board Committees
Our board of directors has established a standing audit committee, a compensation committee, and a nominating and governance committee.
Audit Committee. Mr. Gifford, Mr. Gorbachev, Mr. Dovey and Mr. Williams serve on our audit committee. Mr. Williams serves as the chair of the audit committee. Mr. Gorbachev and Mr. Williams meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Mr. Gorbachev and Mr. Williams are audit committee financial experts as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Mr. Gorbachev, Mr. Dovey and Mr. Williams is independent under the applicable rules of NASDAQ and also meets the heightened independence standards under the rules of the SEC. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ. The audit committee’s primary responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications and independence of our independent registered public accounting firm, which currently is SingerLewak LLP;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statements;

•	monitoring our internal control over financial reporting, disclosure controls and procedures;

•	reviewing our risk management status;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	monitoring compliance with the code of business conduct and ethics for financial management.
All audit and non-audit services must be approved in advance by the audit committee. Our board of directors has adopted a written charter for the audit committee which is available on our website at www.miramarlabs.com.
Compensation Committee. Mr. Deem, Mr. Plain, and Ms. Seltzer serve on our compensation committee, and Ms. Seltzer satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NASDAQ Stock Market. Mr. Deem serves as the chair of the compensation committee. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and our other executive officers;

•	determining the compensation of our chief executive officer and our other executive officers;

•	reviewing and making recommendations to our board of directors with respect to director compensation; and

•	overseeing and administering our equity incentive plans.
Our chief executive officer and chief financial officer make compensation recommendations for our other executive officers. From time to time, the compensation committee may use outside compensation consultants to assist it in analyzing our compensation programs and in determining appropriate levels of compensation and benefits.

We have recently engaged Compensia to advise us on compensation philosophy as we have become a publicly‑traded company. We expect Compensia to help us select a group of peer companies to use for compensation benchmarking purposes and cash and equity compensation levels for our directors, executives and other employees based on current market practices. Our board of directors has adopted a written charter for the compensation committee which is available on our website at www.miramarlabs.com.
Nominating and Governance Committee. Mr. Deem, Ms. Seltzer and Mr. Dovey serve on our nominating and governance committee, and Ms. Seltzer and Mr. Dovey satisfy the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NASDAQ Stock Market. Ms. Seltzer serves as the chair of the nominating and governance committee. The nominating and governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing, updating and recommending to our board of directors corporate governance principles and policies; and

•	overseeing the evaluation of our board of directors and committees.
Our board of directors has adopted a written charter for the nominating and governance committee which is available on our website at www.miramarlabs.com.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has been one of our officers or employees during 2015. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.miramarlabs.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.
Limitation on Liability and Indemnification Matters
Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.
Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his, her or its actions in that capacity regardless of whether we would otherwise be permitted to indemnify him, her or it under Delaware law.
In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our directors and certain other officers. These agreements will provide for the indemnification of our directors, officers and certain other employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors, officers or employees as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer or employee.
Director Compensation
From our inception to the date of this Prospectus, no compensation was earned or paid to Andrey Zasoryn, who was our sole director. Andrey Zasoryn resigned as our sole director, Chief Executive Officer and President, effective as of June 7, 2016 in connection with the Merger.
Miramar became our wholly owned subsidiary upon closing of the Merger on June 7, 2016.
On July 14, 2016, we approved a compensation policy for our non-employee directors, or the Director Compensation Program. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation, paid yearly in arrears, as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $35,000 per year.

•	Any non-employee Chairman will receive an additional annual cash retainer in the amount of $22,500 per year.

•
The chairperson of the audit committee will receive additional annual cash compensation in the amount of $15,500 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $6,000 per year for such member’s service on the audit committee.

•
The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the compensation committee.

•
The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $7,000 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $4,000 per year for such member’s service on the nominating and corporate governance committee.

Under the Director Compensation Program, upon the director’s initial appointment or election to our board of directors, each non-employee director will receive an option, or the Initial Grant, to purchase that number of shares of our common stock such that the award has an aggregate grant date fair value (as defined below) equal to $90,000 pursuant to our 2006 Stock Plan. In addition, each non-employee director who has been serving as a director and will continue to serve as a director immediately following each annual stockholder meeting, will be automatically granted, on the date of such annual stockholder meeting, an option, or the Annual Grant, to purchase that number of shares of our common stock such that the award has an aggregate grant date fair value equal to $45,000 pursuant to the 2006 Stock Plan. For purposes of the Initial Grant and the Annual Grant, “grant date fair value” will mean the fair value of an award as of the date of grant as determined in accordance with ASC Topic 718, “Share-Based Payment,” using the Black-Scholes pricing model and the valuation assumptions used by us in accounting for options as of such date of grant. The Initial Grant will vest as to 1/48th of the shares subject to Initial Grant on each monthly anniversary of the applicable grant date, subject to continued service through each applicable vesting date, and the Annual Grant will vest as to 1/12th of the shares subject to the Annual Grant on each month anniversary of the applicable grant date, subject to continued service through such vesting date.
On August 25, 2016, pursuant to the Director Compensation Program, we granted each of Mr. Deem, Mr. Gifford, Mr. Gorbachev, Mr. Plain, Mr. Dovey, Ms. Seltzer and Mr. Williams, an option to purchase 16,093 shares of our common stock at an exercise price per share equal to $5.5925. The options vest and become exercisable in substantially equal monthly installments over the 48 months following the grant date, subject to the individual continuing to provide services to us through the applicable vesting date. Until we complete our next financing, all the non-employee directors, except for Mr. Williams, have agreed to forgo any cash compensation. For Mr. Williams' service as a board member during 2016, we paid $8,417 in cash and have additionally accrued cash payment of $12,625 for the quarter ended December 31, 2016.
Additionally, we pay The Foundry, LLC $5,000 per month for services provided by Mark E. Deem as chairman of the board plus reasonable expenses incurred in attending board, committee and other company related meetings. Except for this payment to Mr. Deem and Mr. Williams, we have not paid our other directors additional compensation for being members of our board of directors in the fiscal years ended December 31, 2015 and 2016.

EXECUTIVE COMPENSATION
Summary Compensation Table
This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act and a smaller reporting company we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.
From our inception to the date of this Prospectus, no compensation was earned or paid to Andrey Zasoryn, who was our sole director. Andrey Zasoryn resigned as our sole director, Chief Executive Officer and President, effective as of June 7, 2016 in connection with the Merger.
Miramar became our wholly owned subsidiary upon closing of the Merger on June 7, 2016. The following table provides information regarding the total compensation for services rendered in all capacities that was earned in Miramar’s fiscal years ended December 31, 2015 and 2016 by each individual who served as Miramar’s principal executive officer at any time in 2016, and Miramar’s two other most highly compensated executive officers who were serving as executive officers as of December 31, 2016, had Miramar been a reporting company on December 31, 2016. These individuals were our named executive officers for 2016.

Name and Principal Position	Year	Salary ($)	Option Awards($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Robert Michael Kleine President and Chief Executive Officer	2015	437,333	221,866	136,300	60,000(3)	855,499
	2016	450,800	465,726		60,000(3)	976,526
Brigid A. Makes Senior Vice President and Chief Financial Officer	2015	331,083	46,952	82,800	—	460,835
	2016	341,033	168,040			509,073
Steven Kim Founder and Chief Technology Officer	2015	299,250	109,114	37,400	—	445,764
	2016	308,450	164,409			472,859

(1)
The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in 2015, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service‑vesting conditions. The assumptions used in calculating the grant-date fair value of the options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.”

(2)
The amounts reported in the Non-Equity Incentive Plan Compensation column represent the annual cash performance-based bonuses pursuant to the achievement of certain stated objectives as set forth in our Non-Equity Incentive Plan, subject to discretion of our compensation committee and subsequent approval by the board of directors.

(3)	The amounts reported represent reimbursement of up to $5,000 per month for temporary living expenses pursuant to Mr. Kleine’s employment offer letter.
Executive Officer Employment Agreements and Offer Letters
Robert Michael Kleine
Miramar entered into an employment offer letter in November 2013 with Robert Michael Kleine, our President and Chief Executive Officer. The letter has no specific term and provides for at-will employment. The letter also provides that Mr. Kleine is eligible to receive an annual bonus of up to 40% of his annual salary based on the achievement of certain goals mutually agreed upon by him and our board of directors. Mr. Kleine’s annual base salary for 2015 and 2016 was $437,333 and $450,800, respectively.
Pursuant to Mr. Kleine’s employment offer letter, if, within one year following a “Change of Control,” we terminate Mr. Kleine’s employment without “Cause,” or Mr. Kleine resigns for “Good Reason” (as such terms are defined in Mr. Kleine’s employment offer letter), Mr. Kleine will receive immediate vesting of any remaining unvested stock options. The letter provides that Mr. Kleine may receive reimbursements from us for up to $5,000 monthly as a housing allowance. We entered into an amended and restated employment agreement in May 2016 with Mr. Kleine, which contains the same terms and conditions of Mr. Kleine’s employment as set forth above.
Brigid A. Makes
Miramar entered into an employment agreement in September 2011 with Brigid A. Makes, our Senior Vice President and Chief Financial Officer. The agreement has no specific term and provides for at-will employment. The agreement did not provide for any bonus. Ms. Makes’s annual base salary for 2015 and 2016 was $331,083 and $341,033, respectively.
Pursuant to Ms. Makes’s employment agreement, if, prior to a “Change of Control” or within one year following a “Change of Control,” Ms. Makes’s employment is terminated by us other than for “Cause,” death or disability, or by Ms. Makes for “Good Reason” (as such terms are defined in Ms. Makes’s employment agreement), Ms. Makes will receive (i) continuing payments of her base salary as then in effect for a period of 9 months, payable pursuant to our regular payroll procedures, (ii) immediate vesting of any remaining unvested equity awards including stock options and (iii) reimbursements for premiums paid for continued health benefits under COBRA for Ms. Makes and any eligible dependents until the earlier of 9 months or the date upon which Ms. Makes and/or any eligible dependents loses eligibility for COBRA.
Steven Kim
Miramar entered into an employment offer letter in October 2006 with Steven Kim, our Chief Technology Officer. The letter has no specific term and provides for at-will employment. The letter does not provide for any bonus. Mr. Kim’s annual base salary for 2015 and 2016 was $299,250 and $308,450, respectively.
Pension Benefits and Nonqualified Deferred Compensation
We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2015.

Outstanding Equity Awards at 2016 Year-End
The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of December 31, 2016. These options were converted into options to purchase our common stock in connection with the Merger, and the table below reflects all outstanding options as of December 31, 2016 as if they had been granted by us.

	Option Awards
Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date
Kleine, R. Michael	07/01/2014 (2)	9,815	6,431	$5.00	7/17/2024
	07/01/2014 (2)	122,822	80,469	$5.00	7/17/2024
	04/01/2015 (2)	2,235	3,130	$5.00	10/9/2024
	04/01/2015 (2)	15,002	21,005	$5.00	10/9/2024
	02/01/2016	7,949	30,206	$5.57	8/26/2026
	02/01/2016	32,993	125,375	$5.57	8/26/2026
Makes, Brigid	01/14/2013 (2)	14,784	315	$5.00	10/6/2021
	01/14/2013	25,030	533	$5.00	10/6/2021
	08/01/2013	1,108	222	$5.00	6/20/2023
	08/01/2014	880	629	$5.00	7/17/2024
	08/01/2014	629	449	$5.00	7/17/2024
	08/01/2015	1,889	3,779	$5.00	7/15/2025
	08/01/2015	945	1,889	$5.00	7/15/2025
	02/01/2016	10,466	39,772	$5.57	8/26/2026
	02/01/2016	6,504	24,716	$5.57	8/26/2026
Kim, Steven	01/14/2013	3,614	77	$5.00	12/18/2018
	01/14/2013	77	2	$5.00	12/18/2018
	01/14/2013	118	3	$5.00	1/27/2019
	01/14/2013	5,507	117	$5.00	1/27/2019
	10/01/2009	2,525		$4.33	12/9/2019
	10/01/2009	8,087		$4.33	2/24/2020
	01/14/2013	1,984	42	$5.00	10/6/2021
	01/14/2013	43	1	$5.00	10/6/2021
	01/14/2013	6,733	143	$5.00	4/5/2022
	01/14/2013	144	3	$5.00	4/5/2022
	02/21/2013	325	14	$5.00	7/31/2022
	02/21/2013	7,468	325	$5.00	7/31/2022
	08/01/2013	257	51	$5.00	6/20/2023
	08/01/2013	1,283	257	$5.00	6/20/2023
	08/01/2014	3,181	2,272	$5.00	7/17/2024
	08/01/2014	4,453	3,180	$5.00	7/17/2024
	10/16/2015	26,452	64,241	$5.00	4/15/2025
	10/16/2015	8,143	19,775	$5.00	4/15/2025
	02/01/2016	11,126	42,280	$5.57	8/26/2026
	02/01/2016	5,478	20,814	$5.57	8/26/2026

(1) Except as otherwise noted, options vest and become exercisable in 48 installments on each monthly anniversary of the vesting commencement date, such that all awards will be vested on the fourth anniversary of the vesting commencement date, subject to the holder continuing to provide services to the company through such vesting date.

(2) The option vests and becomes exercisable as to 25% of the shares on the first anniversary of the vesting commencement date, and in 36 installments thereafter on each monthly anniversary of the vesting commencement date, such that all awards will be vested on the fourth anniversary of the vesting commencement date, subject to the holder continuing to provide services to the company through such vesting date.

Employee Benefit and Stock Plans
2006 Stock Plan, as Amended
Miramar’s board of directors adopted, and Miramar’s stockholders approved, the 2006 Plan in April 2006. The 2006 Plan was most recently amended in April 2015. The 2006 Plan allows for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and restricted stock purchase rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.
Authorized Shares.  The 2006 Plan and all outstanding awards thereunder were assumed by us in connection with the closing of the Merger. In the event that an outstanding option or other right for any reason expires or is canceled, the shares allocable to the unexercised portion of such option or other right shall be added to the number of shares then available for issuance under the 2006 Plan. However, shares that have actually been issued under the 2006 Plan upon exercise of either an option or other right shall not become available for future distribution under the 2006 Plan.
Plan Administration.  Our board of directors or a committee of our board (the administrator) administers the 2006 Plan. Subject to the provisions of the 2006 Plan, the administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2006 Plan. All decisions, interpretations and other actions of the administrator are final and binding on all participants in the 2006 Plan.
Options.  Stock options may be granted under the 2006 Plan. The exercise price per share of incentive stock options and nonstatutory stock options must equal at least 100% and 85%, respectively, of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The term of a stock option may not exceed 10 years. With respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price per share of such incentive stock option must equal at least 110% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The 2006 Plan administrator determines the terms and conditions of options.
After termination of an optionee’s service as an employee, director or consultant, the optionee may exercise the vested shares subject to his or her option as of the date of such termination for at least 30 days, or such longer period of time as specified in the option agreement. If termination is due to death or disability, the option will remain exercisable for at least 6 months, or such longer period of time as specified in the option agreement. In all other cases, the option will remain exercisable for at least thirty days, or such longer period of time as specified in the option agreement. However, an option generally may not be exercised later than the expiration of its term.
Restricted Shares.  Restricted shares may be granted under the 2006 Plan as a purchasable award. Restricted shares are shares of our common stock that vest in accordance with the terms and conditions established by the administrator, provided that with respect to recipients of restricted shares who are not officers, directors, or consultants, restricted shares will vest at a rate no slower than 20% per year over five years starting on the date of grant of the award or sale of the underlying shares. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2006 Plan, will determine the terms and conditions of such awards. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.
Transferability of Awards.  The 2006 Plan generally does not allow for the transfer or assignment of awards, except by will or by the laws of descent and distribution. However, to the extent permitted by our board of directors in its sole discretion, awards may be transferred to family members by gift or domestic relations orders to the extent permitted by applicable securities laws. Restricted shares and shares issued upon exercise of an option will be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal, and other transfer restrictions as the administrator may determine.
Certain Adjustments.  In the event of any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our shares or other securities, or other change in our corporate structure affecting the shares occurs, our board of directors will make appropriate adjustments to the number of shares under the 2006 Plan available for future awards, the number of shares covered by each outstanding option, the exercise price under each outstanding option, or the price of shares subject to our right of repurchase.
Merger or Change in Control.  The 2006 Plan provides that, in the event of a merger or change in control, all outstanding awards will be assumed or an equivalent option substituted by the successor corporation or its parent or subsidiary. In the event the successor corporation refuses to assume or substitute for the award, then the optionee will fully vest in and have the right to exercise the award as to all of the shares as to which it would not otherwise be vested or exercisable. If an award becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or change in control, the administrator will notify the award’s optionee in writing or electronically that the award shall be fully exercisable for a period of time as determined by the administrator, and the award shall terminate upon expiration of such period (to the extent unexercised).
Amendment; Termination.  Our board of directors may amend, suspend or terminate the 2006 Plan at any time, provided that such action does not adversely affect a participant’s rights under outstanding awards granted under the 2006 Plan without such participant’s written consent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SEC rules require us to disclose any transaction or currently proposed transaction in which we are a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000 or 1% of the average of our total assets as of the end of last two completed fiscal years. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.
The following is a description of transactions since January 1, 2014 to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of Miramar’s pre-Merger capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation.” The following descriptions are historical and have not been adjusted to give effect to the Merger or the share conversion ratio pursuant to the Merger Agreement.
Sales and Purchases of Securities
Convertible Promissory Note Purchase Agreement
In December 2015, February 2016 and May 2016, Miramar issued convertible promissory notes for an aggregate principal amount of $4,850,000 to nine accredited investors. The table below sets forth the principal amount of the convertible promissory notes sold to our directors, executive officers or holders of more than 5% of Miramar’s pre-Merger capital stock, or an affiliate or immediate family member thereof.

Name	Aggregate Principal Price($)
Domain Partners VII, L.P. (1)	1,977,395
Morgenthaler Partners VIII, L.P. (2)	939,311
Aisling Capital III, LP (3)	1,397,922
RMI Investments, S.a.r.l. (4)	619,748

(1)
Brian H. Dovey, a member of our board of directors, is a Managing Member of One Palmer Square Associates VII, LLC, the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P. He disclaims beneficial ownership of the shares held by Domain Partners VII, L.P.’s and DP VII Associates, L.P.’s investment in Miramar.

(2)
Henry A. Plain, Jr., a member of our board of directors, is a General Partner of Morgenthaler Ventures, LLC, an affiliate of Morgenthaler Partners VIII, L.P. He disclaims beneficial ownership of Morgenthaler Partners VIII, L.P.’s investment in Miramar.

(3)
Stacey D. Seltzer, a member of our board of directors, is a Partner of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP. She disclaims beneficial ownership of Aisling Capital III, LP’s investment in Miramar.

(4)
Maxim Gorbachev, a member of our board of directors, is the Managing Partner of RMI Partners, LLC, an affiliate of RMI Investments S.A. R.L. He disclaims beneficial ownership of RMI Investments S.A. R.L.’s investment in Miramar.

Series D Preferred Stock Financing
In December 2013 and September 2014, Miramar issued an aggregate of 16,255,133 shares of Series D Preferred Stock at a price per share of $1.60, for aggregate gross consideration of $26.0 million to seven accredited investors. The table below sets forth the number of shares of Series D Preferred Stock sold to our directors, executive officers or holders of more than 5% of Miramar’s pre-Merger capital stock, or an affiliate or immediate family member thereof.

Name	Number of Shares of Series D Preferred Stock	Aggregate Purchase Price($)
RMI Investments S.A.R.L. (1)	7,812,500	$12,500,000
Domain Partners VII, L.P. (2)	3,651,946	5,843,114
Morgenthaler Partners VIII, L.P. (3)	2,257,918	3,612,669
Aisling Capital III, LP (4)	2,232,125	3,571,400

(1)
Maxim Gorbachev, a member of our board of directors, is the Managing Partner of RMI Partners, LLC, an affiliate of RMI Investments S.A.R.L. He disclaims beneficial ownership of RMI Investments S.A.R.L.’s investment in Miramar.

(2)
Brian H. Dovey, a member of our board of directors, is a Managing Member of One Palmer Square Associates VII, LLC, the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P. He disclaims beneficial ownership of the shares held by Domain Partners VII, L.P. and DP VII Associates, L.P.

(3)
Henry A. Plain, Jr., a member of our board of directors, is a General Partner of Morgenthaler Ventures, LLC, an affiliate of Morgenthaler Partners VIII, L.P. He disclaims beneficial ownership of Morgenthaler Partners VIII, L.P.’s investment in Miramar.

(4)
Stacey D. Seltzer, a member of our board of directors, is a Partner of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP. She disclaims beneficial ownership of Aisling Capital III, LP’s investment in Miramar.

Participation in the Private Placement
Certain of our existing institutional investors, including investors affiliated with certain of our directors, have purchased an aggregate of 1,634,808 of shares of our common stock in the Private Placement, for an aggregate purchase price of approximately $8.5 million based on the offering price of $5.00 per share. The purchase price was paid partially in cash and partially through the conversion of certain existing convertible promissory notes as discussed above. See the footnotes to the beneficial ownership table in “Security Ownership of Certain Beneficial Owners and Management” for more details.
Mark Tompkins, who beneficially owned approximately 8.73% of the our common stock as of January 6, 2017, participated in the Private Placement, purchasing 100,000 shares of our common stock for an aggregate purchase price of $500,000. Mr. Tompkins is also a party to the Registration Rights Agreement with respect to all of his shares. See the footnotes to the beneficial ownership table in “Security Ownership of Certain Beneficial Owners and Management” and “Description of Capital Stock — Registration Rights” for more details.
Relationship and License Agreement with The Foundry
Miramar Technologies, Inc. was formed at an incubator, The Foundry, LLC, a company which provides seed capital and management services to its investees. Certain employees of The Foundry serve as members of our board of directors and own shares of our common stock. The total amount reimbursed to The Foundry for services provided as members of the board of directors was $46,976 for the nine months ended September 30, 2016 and $62,267 and $62,180 for the years ended December 31, 2015 and 2014, respectively.
In December 2008, The Foundry assigned to us certain patents and technology relating to the field of energy-based health treatments. The Foundry also granted us a license under certain technology to develop and commercialize products within such field. In consideration for such assignment and license, we granted The Foundry a non-exclusive license under certain patent applications to develop and commercialize products outside such field, subject to a right of first negotiation and option, and an exclusive license within the field of ultrasonic energy-based health treatments. We further agreed to pay The Foundry a compensation payment up to $30 million, payable quarterly at a royalty rate of three percent (3%) of net sales of products. As of September 30, 2016, approximately $1.7 million in royalties has accrued under the assignment and license agreement. The amount of royalties accrued for the years ended 2014 and 2015 was $0.7 million and $1.2 million, respectively. The agreement will be effective until the compensation payment has been fully paid or the expiration of the last-to-expire assigned patent, whichever is later. As the Managing Partners of The Foundry, Hanson S. Gifford III and Mark E. Deem, each a member of our board of directors, are entitled to receive 31.01% and 22.82%, respectively, of the royalty payments we pay to The Foundry. Henry A. Plain, Jr, also a member of our board of directors, is entitled to receive 20.00% of the royalty payments we pay to The Foundry.
Indemnification Agreements and Directors’ and Officers’ Liability Insurance
We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Registration Rights Agreement
In connection with the Private Placement, we entered into a Registration Rights Agreement dated as of June 7, 2016, among us and certain of our stockholders who are signatories thereto. Under the terms of the agreement, the holders of Registrable Shares, including the selling stockholders, have certain registration rights, including the right to request that their shares of common stock be covered by a registration statement that we are otherwise filing. The related parties that have registration rights pursuant to the rights agreement are Morgenthaler Partners VIII, L.P., Domain Partners VII, L.P., RMI Investments S.A.R.L., and Aisling Capital III, LP. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our board of directors and/or our audit committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of our common stock at January 6, 2017, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock (our only classes of voting securities);

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.
The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of January 6, 2017 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by such person.
The percentage of shares beneficially owned is computed on the basis of 9,334,857 share of common stock outstanding at January 6, 2017. Shares of common stock that a person has the right to acquire within 60 days of January 6, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.
Unless otherwise indicated in the following table, the address for each person named in the table is c/o Miramar Labs, Inc., 2790 Walsh Avenue, Santa Clara, CA 95051.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership (%)
5% and Greater Stockholders
Entities affiliated with Domain Partners VII, L.P. (1).	2,619,193	28.00%
Morgenthaler Partners VIII, L.P. (2)	1,878,796	20.10%
Aisling Capital III, L.P. (3)	1,851,643	19.84%
RMI Investments S.A.R.L. (4).	1,132,064	12.13%
Mark Tompkins (5)	815,000	8.73%
Named Executive Officers and Directors
Robert Michael Kleine (6)	219,407	2.30%
Brigid A. Makes (7)	68,951	*
Steve Kim (8)	136,306	1.44%
Mark E. Deem (9)	75,944	*
Hanson S. Gifford III (10)	105,517	1.13%
Maxim Gorbachev (4)	1,134,076	12.15%
Henry A. Plain, Jr. (11)	1,945,868	20.81%
Stacey D. Seltzer (3)	1,853,655	19.85%
Brian H. Dovey (1)	2,621,205	28.02%
Patrick F. Williams (12)	2,012	*
All current directors and executive officers as a group (10 persons)	8,162,941	87.27%

*Represents ownership of less than 1%
(1)
Consists of (i) 2,585,055 shares and 18,313 shares that may be acquired pursuant to the exercise of warrants held of record by Domain Partners VII, L.P., a Delaware limited partnership (“DP VII”) and (ii) 15,513 shares and 312 shares that may be acquired pursuant to the exercise of warrants held of record by DP VII Associates, L.P., a Delaware limited partnership (“DP VII-A”). One Palmer Square Associates VII, L.L.C., a Delaware limited liability company (“OPSA VII”), is the general partner of DP VII and DP VII-A and owns no shares directly. Brian Dovey, a member of our board of directors, is a managing member of OPSA VII. Mr. Dovey disclaims beneficial ownership in the shares held by these entities, except to the extent of his respective pecuniary interest therein. The address for such entities is c/o Domain Associates, One Palmer Square, Princeton, New Jersey 08542.

(2)
Consists of 1,866,379 shares and 12,417 shares that may be acquired pursuant to the exercise of warrants held of record by Morgenthaler Partners VIII, L.P. (“MP LP”). Henry A. Plain, Jr., a member of our board of directors, is a General Partner of Morgenthaler Ventures, LLC, an affiliate of MP LP. Mr. Plain disclaims beneficial ownership in the shares held by these entities, except to the extent of his respective pecuniary interest therein. The address for MP LP is 2710 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(3)
Consists of 1,851,643 shares held of record by Aisling Capital III, L.P. (“AC LP”). These shares of common stock are owned directly by Aisling Capital III, L.P. (“Aisling”) and held indirectly by Aisling Capital Partners III, LP (“Aisling GP”), as general partner of Aisling, Aisling Capital Partners III LLC (“Aisling Partners”), as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members (collectively, the “Managers”) of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners and the Managers share voting and dispositive power over the shares directly held by Aisling. Each of Aisling GP, Aisling Partners and the Managers may be deemed to be the beneficial owner of the securities listed above only to the extent of its pecuniary interest therein. The above information shall not be deemed an admission that any of Aisling GP, Aisling Partners or any of the Managers is the beneficial owner of any securities reported herein in excess of such amount. The address for AC III is 888 Seventh Avenue, 29th Floor, New York, NY 10016.

(4)
Consists of 1,132,064 shares held of record by RMI Investments S.A.R.L. (“RMI”). Maxim Gorbachev, a member of our board of directors, is the Managing Partner of RMI Partners, LLC, an affiliate of RMI. Mr. Gorbachev disclaims beneficial ownership in the shares held by these entities, except to the extent of his respective pecuniary interest therein. The mailing address of RMI is 7, Rue Robert Stumper, L-2557, Luxembourg.

(5)
Consists of 815,000 shares held of record by Mark Tompkins, including 100,000 shares he purchased in the Offering. The mailing address of Mr. Tompkins is Via Guidino, APP 1, Lugano-Paradiso, 236900, Switzerland.

(6)	Consists of 219,407 shares issuable pursuant to stock options exercisable within 60 days of January 6, 2017.
(7)	Consists of 68,951 shares issuable pursuant to stock options exercisable within 60 days of January 6, 2017.
(8)	Consists of (i) 27,724 shares held of record by Mr. Kim and (ii) 108,582 shares issuable pursuant to stock options exercisable within 60 days of January 6, 2017.
(9)
Consists of (i) 73,932 shares held of record by the Deem Family Trust u/t/a dated September 1, 2004 for which Mr. Deem and his spouse serve as trustees and (ii) 2,012 shares issuable pursuant to stock options exercisable within 60 days of January 6, 2017.

(10)
Consists of (i)103,505 shares held of record by the Gifford Family Trust dated July 21, 2006, for which Mr. Gifford and Alexandra Stitt Gifford serve as trustees and (ii) 2,012 shares issuable pursuant to stock options exercisable within 60 days of January 6, 2017.

(11)
Consists of (i) 65,060 shares held of record by Henry A. Plain, Jr. and Lisa M. Plain, Trustees of The Plain Family Trust U/D/T dated September 7, 1994 for which Mr. Plain and his spouse serve as trustees and (ii) 1,866,379 shares and 12,417 shares that may be acquired pursuant to the exercise of warrants held of record by MP LP. See footnote 2 above regarding Mr. Plain’s relationship with entities affiliated with MP LP.

(12)	Consists of 2,012 shares issuable pursuant to stock options exercisable within 60 days of January 6, 2017.

SELLING STOCKHOLDERS
This Prospectus covers the resale from time to time by the selling stockholders identified in the table below of up to an aggregate of 9,148,878 shares of our common stock, which includes (i) 1,978,567 shares of our common stock issued and sold to investors in the Private Placement, (ii) 715,000 shares of our common stock that were held by certain of our stockholders immediately prior to the closing of the Merger, (iii) 6,374,171 shares of our common stock, issued in the Merger to the former stockholders of Miramar Technologies, Inc. in connection with the closing of the Merger, (iv) 17,504 shares of our common stock issuable upon exercise of common stock warrants by the holders of the Placement Agent Warrants issued as compensation in connection with the Private Placement and (v) 63,636 shares of common stock issued to certain consultants.
Pursuant to the Registration Rights Agreement entered into with each of the investors in the Private Placement, we have filed with the SEC the registration statement of which this Prospectus forms a part in order to register such resales of our common stock under the Securities Act. We have also agreed to cause this registration statement to become effective and to keep such registration statement effective within and for the time periods set forth in the Registration Rights Agreement. Our failure to satisfy the filing or effectiveness deadlines set forth in the Registration Rights Agreement may subject us to payment of certain monetary penalties pursuant to the terms of the Registration Rights Agreement. See “Description of Capital Stock — Registration Rights” for more information.
The selling stockholders identified in the table below may from time to time offer and sell under this Prospectus any or all of the shares of common stock described under the column “Shares of Common Stock Being Offered in this offering” in the table below. The table below has been prepared based upon information furnished to us by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this Prospectus accordingly and as required.
We have been advised, as noted in the footnotes in the table below, that certain of the selling stockholders are broker-dealers, affiliates of a broker-dealer and/or underwriter. Those selling stockholders have informed us that they bought our securities in the ordinary course of business, and that none of these selling stockholders had, at the time of their purchase of our securities, any agreements or understandings, directly or indirectly, with any person to distribute such securities.
The following table and footnote disclosure following the table sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, that the selling stockholder has had within the past three years with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by the selling stockholder as of January 6, 2017, except as described in the notes to such table. The number of shares reflected are those beneficially owned, as determined under applicable rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Applicable percentage ownership prior to this offering is based on 9,334,857 shares of common stock outstanding as of January 6, 2017. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after January 6, 2017 through the exercise of any option, warrant or right or through the conversion of any convertible security. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on information furnished to us that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.
We have assumed that all shares of common stock reflected in the table as being offered in the offering covered by this Prospectus will be sold from time to time in this offering. We cannot provide an estimate as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering covered by this Prospectus because the selling stockholders may offer some, all or none of their shares of common stock being offered in the offering. See “Plan of Distribution.” For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this Prospectus. In addition, the selling stockholders named in the table below may transfer any of their shares of common stock to their assignees and/or successors in interest, who may subsequently offer and sell such shares pursuant to this Prospectus. For purposes of this Prospectus, “selling stockholders” shall include any such assignees and/or successors in interest.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Miramar Labs, Inc., 2790 Walsh Avenue, Santa Clara, California 95051.

Selling Stockholder (1)	Broker- Dealer or Broker- Dealer Affiliate	Footnote, if any	Shares of Common Stock Beneficially Owned Before this Offering	Percentage of Common Stock Beneficially Owned Before this Offering (2)	Shares of Common Stock Being Offered in this Offering	Shares of Common Stock Beneficially Owned Upon Completion of this Offering (3)	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of this Offering (2)(3)
Agbaje, Kola	§	4	1,378	*	1,378	—	*
Aisling Capital III, LP		5	1,851,643	19.84%	1,851,643	—	*
Alex Partners, LLC		6	25,455	*	25,455	—	*
Caswell, Robert		—	10,800	*	10,800	—	*
Cray, Julene		—	369	*	369	—	*
Cross Creek Capital Employees’ Fund, L.P.		7	22,089	*	22,089	—	*
Cross Creek Capital, L.P.		8	224,793	2.41%	224,793	—	*
Mark and Laura Deem, Trustees of the Deem Family Trust u/t/a dated September 1, 2004		9	73,932	*	73,932	—	*
The Del Mar Consulting Group, Inc.		10	38,181	*	38,181	—	*
DP VII Associates, L.P.		11	15,825	*	15,513	312	*
Domain Partners VII, L.P.		11	2,603,368	27.83%	2,585,055	18,313	*
EFD CAPITAL INC.			1,104	*	1,104	—	*
F&M Star Alliance, Inc.		13	7,900	*	7,900	—	*
Fawcett, Lawrence	§	14	1,378	*	1,378	—	*
Hanson S. Gifford, III & Alexandra Stitt Gifford, Trustees of the Gifford Family Trust dated July 21		15	103,505	1.11%	103,505	—	*
Gottenborg, Mary		—	686	*	686	—	*
Hailey, Charles A.		—	6,100	*	6,100	—	*
Hallock, Daniel		—	13,240	*	13,240	—	*
Janssen, Morgan	§	16	480	*	480	—	*

Selling Stockholder (1)	Broker- Dealer or Broker- Dealer Affiliate	Footnote, if any	Shares of Common Stock Beneficially Owned Before this Offering	Percentage of Common Stock Beneficially Owned Before this Offering (2)	Shares of Common Stock Being Offered in this Offering	Shares of Common Stock Beneficially Owned Upon Completion of this Offering (3)	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of this Offering (2)(3)
Johnathan & Gina Blatt			5,000	*	5,000	—	*
Johnson, William		—	3,296	*	3,296	—	*
Jonathan & Gina Blatt Childrens’ Trust U/A Dtd. 02-20-02		17	3,000	*	3,000	—	*
Michael S. Kaminer 2004 Revocable Trust dtd. Nov 17, 2004		18	2,832	*	2,813	19	*
Kaminer, Michael		19	12,079	*	6,535	5,544	*
Kim, Steven		20	136,306	1.44%	9,241	127,065	1.35%
Leffel, Darnell		—	38,000	*	38,000	—	*
Liebig, Kara		—	14,786	*	14,786	—	*
Livson, Roman	§	21	474	*	474	—	*
MacFarlane, K. Angela		—	38,444	*	38,444	—	*
POLYCOMP TRUST COMPANY CUST FBO J. CASEY MCGLYNN IRA, A/C#CMJ1500		22	2,824	*	2,806	18	*
McGurk, Jr., Thomas A.		—	2,000	*	2,000	—	*
Morgenthaler Partners VIII, L.P.		23	1,878,796	20.1%	1,866,379	12,417	*
Naga, Karun		—	1,478	*	1,478	—	*
Henry A. Plain, Jr. and Lisa M. Plain, Trustees of The Plain Family Trust U/D/T dated September 7, 1		24	65,060	*	65,060	—	*
Renaud, Stephen	§	—	6,967	*	6,967	—	*
RMI Investments, S.à r.l.		26	1,132,064	12.13%	1,132,064	—	*
Ross, Lisa		—	739	*	739	—	*
Shay, Bernard E.		27	24,839	*	11,089	13,751	*
Shepard, Michael		—	369	*	369	—	*
Silverman, Michael	§	28	6,967	*	6,967	—	*
Struve, Clayton A.		—	10,000	*	10,000	—	*
Tompkins, Mark		—	815,000	8.73%	815,000	—	*
Veronica Marano and Thomas M. Volckering		—	10,000	*	10,000	—	*

Selling Stockholder (1)	Broker- Dealer or Broker- Dealer Affiliate	Footnote, if any	Shares of Common Stock Beneficially Owned Before this Offering	Percentage of Common Stock Beneficially Owned Before this Offering (2)	Shares of Common Stock Being Offered in this Offering	Shares of Common Stock Beneficially Owned Upon Completion of this Offering (3)	Percentage of Outstanding Common Stock Beneficially Owned Upon Completion of this Offering (2)(3)
Vignola, William		—	14,000	*	14,000	—	*
WS Investment Company LLC (2008A)		29	2,218	*	2,218	—	*
WS Investment Company (2008C)		29	1,108	*	1,108	—	*
WS Investment Company LLC (2015A)		29	7,380	*	7,380	—	*
WS Investment Company LLC (2010A)		29	626	*	546	80	*
WS Investment Company, LLC (2011A)		29	2,310	*	2,310	—	*
WS Investment Company LLC (2016A)		29	7,000	*	7,000	—	*
Zahavi, Thomas		—	5,000	*	5,000	—	*
Zhu, Ruomu		—	162	*	162	—	*
Zimmerman, Michael		—	3,000	*	3,000	—	*
Zoromski, Darrell		—	7,290	*	7,290	—	*
All other selling stockholders		30	62,756	*	62,756	—	*
*    Less than 1%.
§    The selling stockholder is an affiliate of a broker-dealer.

1.	All information regarding investors in the Private Placement is provided as of January 6, 2017.

2.
Percentage ownership is based on a denominator equal to the sum of (i) 9,334,857 shares of common stock outstanding as of January 6, 2017, and (ii) the number of shares of common stock issuable upon exercise or conversion of convertible securities beneficially owned by the applicable selling stockholder.

3.
Assumes that all shares of common stock being registered under the registration statement of which this Prospectus forms a part are sold in this offering, and that none of the selling stockholders acquire additional shares of our common stock after the date of this Prospectus and prior to completion of this offering.

4.
Includes 1,378 shares the selling stockholder has the right to acquire through the exercise of common stock warrants. The selling stockholder is an affiliate of a broker-dealer that acted as a sub-placement agent in the Private Placement.

5.
These shares of common stock are owned directly by Aisling Capital III, L.P. (“Aisling”) and held indirectly by Aisling Capital Partners III, LP (“Aisling GP”), as general partner of Aisling, Aisling Capital Partners III LLC (“Aisling Partners”), as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members (collectively, the “Managers”) of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners and the Managers share voting and dispositive power over the shares directly held by Aisling. Each of Aisling GP, Aisling Partners and the Managers may be deemed to be the beneficial owner of the securities listed above only to the extent of its pecuniary interest therein. The above information shall not be deemed an admission that any of Aisling GP, Aisling Partners or any of the Managers is the beneficial owner of any securities reported herein in excess of such amount. The address for AC III is 888 Seventh Avenue, 29th Floor, New York, NY 10016.

6.
Scott Wilfong is the sole member of Alex Partners, LLC, a Washington limited liability company (“AP LLC”) and by virtue of this relationship, may be deemed to have voting and investment power over the shares held by the AP LLC.  The mailing address of AP LLC is 6427 Lake Washington Blvd NE, Kirkland, WA 98033.

7.
Cross Creek Capital GP, L.P., a Delaware limited liability company (“CCC GP”) is the general partner of Cross Creek Capital Employees’ Fund, L.P. (“CCCEF”) and has the sole voting and dispositive power with respect to the shares held by the selling stockholder. Karey Barker, Tyler Christenson, and Peter Jarman are the ultimate beneficial owners of and ultimately control CCC GP. By virtue of these relationships, Ms. Barker, Mr. Christenson, and Mr. Jarman may be deemed to have voting and investment power over the shares held by the CCCEF. Each of Ms. Barker, Mr. Christenson, and Mr. Jarman disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein. The mailing address of CCCEF is 505 Wakara Way, Suite 215, Salt Lake City, UT 84108.

8.
Cross Creek Capital GP, L.P., a Delaware limited liability company (“CCC GP”), is the general partner of Cross Creek Capital, L.P. (“Cross Creek”) and has the sole voting and dispositive power with respect to the shares held by the selling stockholder. Karey Barker, Tyler Christenson, and Peter Jarman are the ultimate beneficial owners of and ultimately control CCC GP. By virtue of these relationships, Ms. Barker, Mr. Christenson, and Mr. Jarman may be deemed to have voting and investment power over the shares held by the Cross Creek. Each of Ms. Barker, Mr. Christenson, and Mr. Jarman disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein. The mailing address of Cross Creek is 505 Wakara Way, Suite 215, Salt Lake City, UT 84108.

9.
Mark Deem and Laura Deem, trustees of the selling stockholder, have the power to vote or dispose of the shares held of record by the selling stockholder and may be deemed to beneficially own those securities.

10.
Robert B. Prag is the President of The Del Mar Consulting Group, Inc. (“DCG”) and may be deemed to have voting and investment power over the shares held by DCG by virtue of this relationship. The mailing address of DCG is 2455 El Amigo Road, Del Mar, CA 92014.

11.
Includes (i) 18,313 shares of common stock underlying a warrant held by Domain Partners VII, L.P., a Delaware limited partnership (“DP VII”) and (ii) 312 shares of common stock underlying a warrant held by DP VII Associates, L.P., a Delaware limited partnership (“DP VII-A”) that are not being offered in this offering. One Palmer Square Associates VII, L.L.C., a Delaware limited liability company (“OPSA VII”), is the general partner of DP VII and DP VII-A. The managing members of OPSA VII share voting and dispositive power with respect to the shares held by the two entities. The managing members of OPSA VII are Brian H. Dovey, James C. Blair, Jesse I. Treu, Nicole Vitullo and Brian K. Halak. Mr. Dovey, a member of our board of directors, disclaims beneficial ownership in the shares held by these entities except to the extent of his respective pecuniary interest therein. Nimesh S. Shah, a former member of our board of directors, is a member of OPSA VII. Mr. Shah has no voting or dispositive power with respect to the shares held by these entities and disclaims beneficial ownership in the shares held by these entities, except to the extent of his respective pecuniary interest therein. The address for the entities is c/o Domain Associates, One Palmer Square, Princeton, New Jersey 08542.

12.
Includes 1,104 shares the selling stockholder has the right to acquire through the exercise of common stock warrants. Barbara J. Glenns, President of the selling stockholder, has the power to vote or dispose of the securities held of record by the selling stockholder and may be deemed to beneficially own those securities.

13.
Roman Ryzhkov is a President of F&M and by virtue of this relationship, may be deemed to have voting and investment power over the shares held by F&M Star Alliance, Inc., a Delaware corporation (“F&M”).  Mr. Ryzhkov disclaims beneficial ownership in the shares held by F&M, except to the extent of his respective pecuniary interest therein.  The mailing address of F&M is 556 Main Street, Hunkins Plaza, Charlestown, Nevis, West Indies.

14.
Includes 1,378 shares the selling stockholder has the right to acquire through the exercise of common stock warrants. The selling stockholder is an affiliate of a broker-dealer that acted as a sub-placement agent in the Private Placement.

15.	Hanson S. Gifford, III and Alexandra Stitt Gifford, trustees of the selling stockholder, have the power to vote or dispose of the shares held of record by the selling stockholder and may be deemed to beneficially own those securities.

16.
Includes 480 shares the selling stockholder has the right to acquire through the exercise of common stock warrants. The selling stockholder is an affiliate of a broker-dealer that acted as a sub-placement agent in the Private Placement.

17.
Jonathan Blatt and Gina Blatt, trustees of the selling stockholder, have the power to vote or dispose of the shares held of record by the selling stockholder and may be deemed to beneficially own those securities.

18.
Includes 19 shares of our common stock underlying a warrant held by the selling stockholder that are not being offered in this offering. Michael S. Kaminer, trustee of the selling stockholder, has the power to vote or dispose of the shares held of record by the selling stockholder and may be deemed to beneficially own those securities.

19.	Includes 5,544 shares of our common stock underlying an option and exercisable on or within 60 days following January 6, 2017 that are not being offered in this offering.

20.
Includes 108,582 shares of our common stock underlying an option held by the selling stockholder and exercisable on or within 60 days following January 6, 2017 that are not being offered in this offering. The selling stockholder is our Founder and Chief Technology Officer.

21.
Includes 474 shares the selling stockholder has the right to acquire through the exercise of common stock warrants. The selling stockholder is an affiliate of a broker-dealer that acted as a sub-placement agent in the Private Placement.

22.
Polycomp Trust Company (“PTC”) is the directed custodian of J. Casey McGlynn’s IRA and as such, is the registered owner of the shares held in Mr. McGlynn’s IRA.  Mr. McGlynn has the sole power to direct PTC as custodian to vote or dispose of the shares held of record by Mr. McGlynn and may be deemed to beneficially own those securities. Includes 18 shares the selling stockholder has the right to acquire through the exercise of common stock warrants that are not being offered in this offering.

23.
Includes12,417 shares of common stock underlying a warrant held by Morgenthaler Partners VIII, L.P (“MP VIII”) that are not being offered in this offering. Morgenthaler Management Partners VIII, LLC (“MMP VIII”), the general partner of MP VIII, has sole voting and dispositive power with respect to the shares held by MP VIII. The individual managing members of MMP VIII are Robert D. Pavey, John D. Lutsi, and Gary J. Morgenthaler. By virtue of these relationships, the managing members may be deemed to have voting and investment power over the shares held by MP VIII. Henry A. Plain, Jr., a member of our board of directors, is a General Partner of MMP VIII, an affiliate of MP VIII. Mr. Plain disclaims beneficial ownership in the shares held by these entities, except to the extent of his respective pecuniary interest therein. The address for MP VIII is 3200 Alpine Road, Portola Valley, CA 94028.

24.
Henry A. Plain, Jr. and Lisa M. Plain, trustees of the selling stockholder, have the power to vote or dispose of the shares held of record by the selling stockholder and may be deemed to beneficially own those securities.

25.
Includes 4,967 shares of common stock underlying a warrant held by the selling stockholder. The selling stockholder is an affiliate of a broker-dealer that acted as a sub-placement agent in the Private Placement.

26.
Maxim Gorbachev, a member of our board of directors, is the Managing Partner of RMI Partners, LLC, an affiliate of RMI Investments S.A.R.L. (“RMI”). Mr. Gorbachev disclaims beneficial ownership in the shares held by these entities, except to the extent of his respective pecuniary interest therein. The mailing address of RMI is 7, rue Robert Stumper, L-2557, Luxembourg.

27.
Includes 13,751 shares of our common stock underlying an option held by the selling stockholder and exercisable on or within 60 days following January 6, 2017 that are not being offered in this offering.

28.
Includes 4,967 shares of common stock underlying a warrant held by the selling stockholder. The selling stockholder is an affiliate of a broker-dealer that acted as a sub-placement agent in the Private Placement.

29.
Includes 80 shares of common stock underlying a warrant held by WS Investment Company, LLC, a Delaware limited liability company (“WS”) that are not being offered in this offering. WS Investment Management Company, a California corporation (“WSIMCo.”) is the Manager of WS and has the sole voting and dispositive power with respect to the shares held by the WS. The managing members of WSIMCo. are Mario Rosati, Robert Latta, Donald Bradley and James Terranova. By virtue of these relationships, the managing members may be deemed to have voting and investment power over the shares held by WS. The mailing address of WS is 650 Page Mill Road, Palo Alto, CA 94304.

30.	Includes 60,000 shares of common stock and 2,756 shares of common stock underlying a warrant held by the “other selling stockholders” described above.

DESCRIPTION OF SECURITIES
We have authorized capital stock consisting of 100 million shares of common stock and 5 million shares of preferred stock. As of January 6, 2017, we had 9,334,857 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not have any plans to pay dividends to our stockholders. See section titled “Market Price of and Dividends on Common Equity and Related Stockholder Matters — Dividend Policy” for more information.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are, and the shares of common stock to be issued in the Offering will be, fully paid and nonassessable.
Preferred Stock
Shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our board of directors prior to the issuance of any shares thereof. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.
Warrants
As of January 6, 2017, the Placement Agent Warrants entitle their holders to purchase 17,504 shares of common stock, with a term of five years and an exercise price of $5.00 per share.
The Placement Agent Warrants contain “weighted average” anti-dilution protection in the event that we issue common stock or securities convertible into or exercisable for shares of common stock at a price lower than the subject warrant’s exercise price, subject to certain customary exceptions, as well as customary provisions for adjustment in the event of stock splits, subdivision or combination, mergers, etc.
As of January 6, 2017, other warrants entitle their holders to purchase 65,815 shares of common stock. The following table sets forth information about our other warrants.

Class of Stock Underlying Warrant	Number of Shares of Preferred Stock Exercisable Prior to this Offering	Number of Shares of Common Stock Underlying Warrants on an As-Converted Basis	Exercise Price Per Share Prior to this Offering	Exercise Price Per Share on an As-Converted Basis	Expiration Date
Series C convertible preferred stock, par value $0.001	12,117	12,117	$21.64	$21.64	November 19, 2017
Series C convertible preferred stock, par value $0.001	19,041	19,041	$21.64	$21.64	January 7, 2018
Series C convertible preferred stock, par value $0.001	9,242	9,242	$21.64	$21.64	June 27, 2023
Series C convertible preferred stock, par value $0.001	9,242	9,242	$21.64	$21.64	April 29, 2024
Series D convertible preferred stock, par value $0.001	16,173	16,173	$21.64	$21.64	August 7, 2025
Total	65,815	65,815
Options
In June 2016, the Board approved repricing of outstanding stock options to current employee and consultant option holders. In exchange for extending the vesting of options for an additional six months, the price of the outstanding stock grants was amended to $5.00 per share. The offer expired on July 12, 2016. Outstanding option shares of 744,133, ranging in grant prices from $6.36 to $8.66, were approved by the Board on July 14, 2016 and were repriced as part of the program. As of January 6, 2017, there were options to purchase 1,374,017 shares of our common stock with a weighted average exercise price of $5.22 per share.
Registration Rights
Following the effectiveness of the registration statement of which this Prospectus forms a part, the holders of (a) the shares of common stock issued in the Private Placement, (b) the shares of common stock issuable upon exercise of the Placement Agent Warrants, (c) the shares of common stock issued in exchange for the equity securities of Miramar outstanding prior to the Merger, and (d) shares of common stock held by certain of our pre-Merger security holders, or collectively, the Registrable Shares, will be entitled to rights with respect to the registration of the Registrable Shares under the Securities Act. These rights are provided under the terms of a Registration Rights Agreement entered into in connection with the Private Placement. These rights will terminate upon the earlier of (i) two years from the date it is declared effective by the SEC and (ii) the date Rule 144 is available to the holders of Registrable Shares with respect to all of their Registrable Shares without volume or other limitations.
Under such Registration Rights Agreement, in addition to the filing and effectiveness of the registration statement of which this Prospectus forms a part, we must keep such registration statement effective until the earlier of (i) two years from the date it is declared effective by the SEC and (ii) the date Rule 144 is available to the holders of Registrable Shares with respect to all of their Registrable Shares without volume or other limitations. If we fail to maintain the effectiveness of the registration statement of which this Prospectus forms a part as to all Registrable Shares included in such registration statement in accordance with the Registration Rights Agreement or the Registrable Shares are not listed on an approved market or if trading of the common stock on such market is suspended or halted for more than three full consecutive trading days, we will make payments to each holder of Registrable Shares as monetary penalties at a rate equal to 12% of the offering price in the Private Placement per annum for each share affected during the period; provided, however, that in no event will the aggregate of any such penalties exceed 8% of the offering price per share in the Private Placement.
In addition, following the effectiveness of the registration statement of which this Prospectus forms a part, the holders of Registrable Shares and our stockholders prior to the Merger (but not holders of the shares issued to the stockholders of Miramar in consideration for the Merger) will have “piggyback” registration rights for such Registrable Shares with respect to any registration statement filed by us that would permit the inclusion of such shares, subject to customary cutback in an underwritten offering, which would be pro rata.
We will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of our counsel and of our independent accountants. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.
Anti-Takeover Effects or Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of a non-friendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.
Special Stockholder Meetings
Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer or President. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws have established advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.
Classified Board; Election and Removal of Directors
Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
Our board of directors is divided into three classes. The directors in each class serve for a three‑year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three‑year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding are able to elect all of our directors. In addition, our amended and restated certificate of incorporation provides that directors may only be removed for cause. For more information on the classified board, see “Directors and Executive Officers — Classified board of directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.
The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations of Liability and Indemnification Matters
For a discussion of liability and indemnification, please see the section titled “Directors and Executive Officers—Limitation on Liability and Indemnification Matters.”
Transfer Agent
The transfer agent and registrar for our Common Stock is Globex Transfer, LLC. The transfer agent and registrar’s address is 780 Deltona Blvd., Suite 202, Deltona, FL 32725 and its telephone number is (813) 344-4490.

PLAN OF DISTRIBUTION
The selling stockholders and any of their pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use one or more of, or a combination of, the following methods when disposing of the shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through brokers, dealers or underwriters that may act solely as agents;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•
through the writing or settlement of options or other hedging transactions entered into after the effective date of the registration statement of which this Prospectus is a part, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of disposition; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, if available, rather than under this Prospectus, provided that they meet the criteria and conform to the requirements of these provisions, including the requirements of Rule 144(i) applicable to former “shell companies.”
The selling stockholders and any broker-dealers or agents that are involved in selling the shares covered by this Prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act and the rules of the Financial Industry Regulatory Authority, or FINRA. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this Prospectus, or under a supplement or amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities

Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus.
To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares covered by this Prospectus by such selling stockholders. Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with an underwriter, broker-dealer or agent for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this Prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such underwriter, broker-dealer or agent, where applicable, (v) that such underwriter, broker-dealer or agent did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, we will file a supplement to this Prospectus if then required in accordance with applicable securities law.
The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.
In connection with the sale of the shares of common stock or interests in shares of common stock, the selling stockholders may enter into hedging transactions after the effective date of the registration statement of which this Prospectus is a part with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of common stock short after the effective date of the registration statement of which this Prospectus is a part and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions after the effective date of the registration statement of which this Prospectus is a part with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).
We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities and Exchange Act during such time as they may be engaged in a distribution of the shares. The foregoing may affect the marketability of the common stock.
There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this Prospectus forms a part. The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the sale of common stock offered by the selling stockholders.We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or otherwise. Once sold under the registration statement of which this Prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates. We have agreed with the selling stockholders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of (a) the date that is two years from the date it is declared effective by the SEC and

(b) the date on which all the securities registered hereunder have been sold under this Prospectus or pursuant to Rule 144.
The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the sale of common stock offered by the selling stockholders.
We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or otherwise.
Once sold under the registration statement of which this Prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
We have agreed with the selling stockholders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of (a) the date that is two years from the date it is declared effective by the SEC and (b) the date on which all the securities registered hereunder have been sold under this Prospectus or pursuant to Rule 144.

DETERMINATION OF OFFERING PRICE
There currently is a limited public market for our common stock. The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” above for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who own more than 5% of our common stock (except as specifically discussed below);

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia(including any entity treated as a corporation for U.S. federal income tax purposes);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S.

Holder will be exempt from the United States federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a United States real property interest (“USRPI”) by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

LEGAL MATTERS
The validity of the common stock being offered in this Prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, P.C.
EXPERTS
The consolidated financial statements as of December 31, 2015 and 2014 and for each of the years in the two year period ended December 31, 2015 have been audited by SingerLewak LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the company’s ability to continue as a going concern) and are included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Upon the effectiveness of registration statement of which this Prospectus forms a part or our earlier registration of a class of our securities under Section 12 of the Exchange Act, we will be required to file annual, quarterly and current reports and proxy statements and other information with the SEC. Prior to that time, we are not required to file such reports, but expect to do so as a “voluntary filer” under the Exchange Act. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am and 3:00 pm. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. All filings we make with the SEC are also available on the SEC’s web site at http://www.sec.gov. Our website address is www.miramarlabs.com. We have not incorporated by reference into this Prospectus the information on our website, and you should not consider it to be a part of this document.
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this Prospectus. This Prospectus is part of that registration statement. This Prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this Prospectus, you should refer to the complete registration statement and its exhibits. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room and website referred to above.

MIRAMAR LABS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm

To the Board of Directors
Miramar Labs, Inc.
We have audited the accompanying consolidated balance sheets of Miramar Labs, Inc. and its subsidiary (collectively, the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with U.S generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SingerLewak LLP
San Jose, California
May 18, 2016
(June 13, 2016 as to the effects of the reverse stock split described in Note 14)

Miramar Labs, Inc.
Consolidated Balance Sheets

	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$2,642,509	$13,484,740
Accounts receivable, net	2,683,053	2,587,453
Inventories	4,791,741	5,433,742
Prepaid expenses and other current assets	290,481	358,204
Total current assets	10,407,784	21,864,139
Property and equipment, net	1,211,129	1,604,997
Restricted cash	295,067	295,067
Other noncurrent assets	11,860	12,500
Total assets	$11,925,840	$23,776,703
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Notes payable, net of discount	$10,829,375	$9,605,957
Accounts payable	1,288,107	844,660
Accrued and other current liabilities	3,572,441	2,729,712
Deferred revenue	739,786	1,336,883
Total current liabilities	16,429,709	14,517,212
Preferred stock warrant liability	499,616	371,039
Deferred rent, noncurrent	112,065	130,737
Capital lease payable, noncurrent	16,865	50,775
Total liabilities	17,058,255	15,069,763
Commitments and Contingencies (Note 6)
Redeemable convertible preferred stock, $.001 par value 40,000,000 shares authorized and 2,826,981 shares issued and outstanding at December 31, 2015 and 2014 (Liquidation preference of $61,179,942)	61,179,942	61,179,942
Stockholders’ deficit
Series A convertible preferred stock, $0.001 par value 2,100,000 shares authorized and 147,864 shares issued and outstanding at December 31, 2015 and 2014 (Liquidation preference of $2,000,000)	148	148
Series B convertible preferred stock, $0.001 par value 9,000,000 shares authorized and 589,784 shares issued and outstanding at December 31, 2015 and 2014 (Liquidation preference of $14,359,244)	590	590
Common stock, $0.001 par value - 105,500,000 shares authorized and 398,540 and 385,294 shares issued and outstanding at December 31, 2015 and 2014	399	385
Additional paid-in capital	27,133,634	26,478,755
Accumulated deficit	(93,447,128)	(78,952,880)
Total stockholders’ deficit	(66,312,357)	(52,473,002)
Total liabilities and stockholders’ deficit	$11,925,840	$23,776,703

The accompanying notes are an integral part of these consolidated financial statements.

Miramar Labs, Inc.
Consolidated Statements of Operations and Comprehensive Loss

	Years Ended December 31,
	2015	2014
Revenue	$17,199,511	$16,065,185
Cost of revenue	8,257,048	8,757,950
Gross profit	8,942,463	7,307,235
Operating expenses:
Research and development	4,974,120	5,293,804
Sales and marketing	11,757,734	11,214,027
General and administrative	5,468,916	5,465,970
Total operating expenses	22,200,770	21,973,801
Loss from operations	(13,258,307)	(14,666,566)
Interest income	5,931	12,383
Interest expense	(1,295,930)	(992,970)
Other income, net	62,780	309,560
Net loss before provision for income taxes	(14,485,526)	(15,337,593)
Provision for income taxes	(8,722)	(10,344)
Net and comprehensive loss	(14,494,248)	(15,347,937)
Accretion of redeemable convertible preferred stock	(3,117)	(324,937)
Net loss attributable to common stockholders	$(14,497,365)	$(15,672,874)
Net loss per share attributable to common stockholders,
basic and diluted	$(37.33)	$(41.29)
The accompanying notes are an integral part of these consolidated financial statements.

Miramar Labs, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit

Balances at December 31, 2013	2,087,659	$45,179,942	737,648	$738	370,946	$371	$26,241,909	$(63,604,943)	$(37,361,925)
Issuance of Series D redeemable convertible preferred stock at $21.64 per share, net of issuance costs of $324,937 for $16,000,000 in October 2013	739,322	15,675,063	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	324,937	—	—	—	—	(324,937)	—	(324,937)
Exercise of stock options at $1.35 - $8.66 per share for cash in March, May, July and August 2014	—	—	—	—	14,348	14	84,580	—	84,594
Stock-based compensation	—	—	—	—	—	—	477,203	—	477,203
Net loss	—	—	—	—	—	—	—	(15,347,937)	(15,347,937)
Balances at December 31, 2014	2,826,981	61,179,942	737,648	738	385,294	385	26,478,755	(78,952,880)	(52,473,002)
Exercise of stock options at $1.35 - $8.66 per share for cash in October 2015	—	—	—	—	13,246	14	51,079	—	51,093
Series D redeemable preferred stock issuance cost	—	(3,117)	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	3,117	—	—	—	—	(3,117)	—	(3,117)
Stock-based compensation	—	—	—	—	—	—	606,917	—	606,917
Net loss	—	—	—	—	—	—	—	(14,494,248)	(14,494,248)
Balances at December 31, 2015	2,826,981	$61,179,942	737,648	$738	398,540	$399	$27,133,634	$(93,447,128)	$(66,312,357)
The accompanying notes are an integral part of these consolidated financial statements.

Miramar Labs, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2015	2014
Cash flows from operating activities
Net loss	$(14,494,248)	$(15,347,937)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	682,563	1,318,385
Loss (gain) on disposal of property and equipment	40,258	(35,144)
Stock-based compensation	606,917	477,203
Change in preferred stock warrant liability	(106,142)	(289,351)
Amortization of debt discount	147,703	69,609
Amortization of debt issuance costs	52,602	89,527
Changes in operating assets and liabilities
Accounts receivable	(95,600)	(2,001,605)
Inventories	536,751	(463,015)
Prepaid expenses and other current assets	67,723	(1,709)
Other noncurrent assets	640	(2,557)
Accounts payable	443,447	(175,708)
Accrued and other current liabilities	843,429	(76,487)
Deferred revenue	(597,097)	1,056,445
Net cash used in operating activities	(11,871,054)	(15,382,344)
Cash flows from investing activities
Restricted cash	—	61,970
Proceeds from disposal of property and equipment	—	53,841
Purchase of property and equipment	(223,703)	(1,295,146)
Net cash used in investing activities	(223,703)	(1,179,335)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	(3,117)	15,675,062
Proceeds from issuance of common stock	51,093	84,595
Proceeds from issuance of notes payable	3,557,714	5,168,410
Principal payments on capital leases	(53,282)	(61,625)
Payments on notes payable	(2,299,882)	(167,639)
Net cash provided by financing activities	1,252,526	20,698,803
Net (decrease) increase in cash and cash equivalents	(10,842,231)	4,137,124
Cash and cash equivalents at beginning of year	13,484,740	9,347,616
Cash and cash equivalents at end of year	2,642,509	13,484,740
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,069,282	$754,438
Cash paid for taxes	8,722	10,344
Disclosure of non-cash investing and financing activities:
Assets acquired under capital lease	$—	$129,398
Accretion of redeemable preferred stock to redemption value	3,117	324,937
Issuance of preferred stock warrants	234,719	149,250
Net transfer (to) from inventory to leased equipment	105,250	(301,174)
The accompanying notes are an integral part of these consolidated financial statements.

MIRAMAR LABS, INC.
Notes to Financial Statements

1.The Company and Basis of Presentation
Miramar Labs, Inc., or the Company, was incorporated in the state of Delaware on April 4, 2006. The Company has developed clinical systems to address hyperhidrosis. In February 2011, the Company received approval from the U.S. Food and to Drug Administration (FDA) to market the miraDry System to eliminate underarm sweat glands. The Company’s principal markets are in the United States, Asia-Pacific and Europe. During 2011, the Company commercially launched its initial product, the miraDry System, a clinical system to address hyperhidrosis.
The Company has a wholly-owned subsidiary in Hong Kong that overseas operations in Asia. The subsidiary, Miramar Labs HK Limited, was incorporated under the laws of Hong Kong on January 2013 and commenced operations during fiscal year 2013.
The accompanying financial statements are prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business. Since inception, the Company has incurred net losses and negative cash flows from operations. From April 4, 2006 (date of inception) to December 31, 2015, the Company has an accumulated deficit of $93,447,128. The Company has not achieved positive cash flow from operations. In order to continue its operations, the Company must raise additional equity or debt financing and achieve profitable operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to obtain additional equity or debt financing on terms acceptable to the Company, or at all. The failure to obtain sufficient funds on acceptable terms, when needed, could have a material, adverse effect on the Company’s business, results of operations, and future cash flows.
To achieve profitable operations, the Company must successfully continue to develop, enhance, manufacture, and market its products. There can be no assurance that any such products can continue to be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect upon the Company’s financial results, financial position and future cash flows.
2.Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s most significant estimates relate to inventory valuation and reserves, warranty accruals, deferred tax asset valuation allowance and valuation of equity and equity-linked instruments (common stock, options and warrants).

Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The restricted cash balance consists of a letter of credit related to an operating lease.
Concentration of Credit Risk and Other Risks and Uncertainties
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash and cash equivalents are deposited with one financial institution in the U.S. Deposits in this institution may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. At December 31, 2015, the Company’s uninsured cash balances totaled $2,573,267.
The Company performs periodic credit evaluations of its customers’ financial condition and generally requires deposits from its customers. The Company generally does not charge interest on past due accounts. The Company’s customers representing greater than 10% of accounts receivable and revenue were as follows:

	Revenue		Accounts Receivable
	Year Ended December 31,		December 31,
	2015	2014	2015	2014
Customer A	15%	22%	20%	22%
Customer B	*	*	23%	*
Customer C	*	*	12%	22%
Customer D	*	*	*	14%
Customer E	*	*	*	10%
Sales in the United States consisted of 42% and 41% of total revenue, in 2015 and 2014, respectively. The remainder of the Company’s sales come primarily from Asia-Pacific and Europe.
The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.
The medical device industry has been characterized by frequent and extensive intellectual property litigation. Competitors or other patent holders may assert that the Company’s devices and methods employed are covered by their patents. If the Company’s devices or methods are found to infringe, the Company could be prevented from manufacturing or marketing its products, which could have a materially adverse impact on the Company.
Inventories
Inventories are stated at lower of cost or market value and consist of raw materials, work in process, and finished goods. Cost is determined using standard costs, which approximates actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. The Company writes down its inventory for estimated excess or obsolete inventory equal to the difference between the cost and the estimated market value based upon assumptions about future demands and market conditions.

Shipping and Handling Costs
Shipping and handling costs related to the Company’s products are expensed as incurred and are included in cost of sales.
Revenue Recognition
The Company’s revenue is derived from the sale of the miraDry system, related consumables and accessories, and separately priced extended warranties.  The Company recognizes revenue in accordance with FASB Accounting Standards Codification 605, Revenue Recognition (ASC 605). Under ASC 605, revenue is recognized when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and collectability is reasonably assured.
The Company has distributor agreements with several international distributors. Certain distributor agreements contain product repurchase provisions. The Company defers revenue for its potential exposure for product repurchases.
In 2013, the Company introduced leasing programs for customers to evaluate the miraDry system for a defined rental period and then return or purchase the leased equipment. Each lease was evaluated by the Company according to FASB Accounting Standards Codification 840, Leases (ASC 840) and recorded as an operating or capital lease. Rental income from the operating leases is recorded on a straight-line basis over the rental term and the related depreciation of the leased equipment is recorded in cost of revenue in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Included in revenue is rental income of $45,900 and $575,900 in 2015 and 2014, respectively. Included in cost of revenue is depreciation expense on the leased equipment of $20,466 and $701,602 in 2015 and 2014, respectively. The leased equipment and related accumulated depreciation is recorded in property and equipment in the accompanying Consolidated Balance Sheets. Leased equipment with a cost of $305,787 and related accumulated depreciation of $204,000 is included in property and equipment, net at December 31, 2014. The leasing program was discontinued in 2015 and no leased equipment or related accumulated depreciation was recorded in the accompanying Consolidated Balance Sheets as of December 31, 2015.
For capital leases, $225,058 of revenue was recognized in 2014. No capital lease revenue was recognized in 2015. Capital lease receivables of $13,139 and $104,728 are included in prepaid expenses and other current assets at December 31, 2015 and 2014, respectively.
In 2015, the Company reintroduced the Market Validation Program (MVP), which contained a right of return less a restocking fee, during the contract period. The Company defers revenue until the equipment is either returned or purchased. Equipment at customers under this program of $168,143 is recorded in property and equipment and $19,200 is recorded in deferred revenue in the accompanying Consolidated Balance Sheets as of December 31, 2015.
The Company provides cooperative marketing programs as part of certain customer purchase agreements and qualification through marketing rewards programs. The programs generally provide for reimbursement up to 50% of qualifying marketing expenditures that promote the Company’s products and brand. In order to qualify for the reimbursement, the customer must (1) have pre-approval from the Company’s marketing group to ascertain that the marketing adheres to the established brand style guidelines and only feature miraDry system products and the customer’s practice and (2) submit proof of payment and invoice for the marketing expenses. Through this review, the Company ensures that the fair value of the separately identifiable benefit received is equal to or greater than the amount being reimbursed. The Company’s reimbursement of marketing expenditures under these programs are recorded in sales and marketing expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

Product Warranty
The Company warrants the miraDry System for a period of one to two years, depending on the territory. The Company accrues for warranty costs at the time of sale based on an estimate of total repair costs for all miraDry systems under the warranty period. An extended warranty or service plan may be purchased for additional fees.
Allowance for Doubtful Accounts
The Company regularly reviews accounts receivable balances, including an analysis of customers’ payment history and information regarding the customers’ creditworthiness, and records an allowance for doubtful accounts based upon this evaluation. The allowance for doubtful accounts was $60,000 and $40,000 as of December 31, 2015 and 2014, respectively. The Company writes off accounts against the allowance when all attempts at collection have been exhausted.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. All property and equipment is depreciated on a straight‑line basis over the estimated useful lives of the assets, which are as follows:

Machinery and equipment	5 years
Computer and office equipment/software	3 years
Furniture and fixtures	5 years
Leased equipment	1-2 years
Leasehold improvements are amortized over the lesser of their useful lives or the life of the lease. Upon sale or retirement of the assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is recognized in the statement of operations. Maintenance and repairs are charged to operations as incurred.
Research and Development Expenditures
Research and development costs are charged to operations as incurred. These amounts include, but are not limited to, direct costs and research related overhead expenses.
Marketing and Advertising Expenditures
The cost of marketing and advertising is expensed as incurred. Marketing and advertising costs totaled $1,449,845 and $1,503,794, in 2015 and 2014, respectively
Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows from the asset to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. Through December 31, 2015, the Company has not experienced impairment losses on its long-lived assets.

Fair Value of Financial Instruments
Carrying amounts of certain of the Company’s financial instruments, including cash, cash equivalents, and restricted cash, approximate fair value due to their relatively short maturities and level 1 market interest rates. The carrying value of notes payable approximates fair value based upon the present value of expected future cash flows and level 2 assumptions about current interest rates available to the Company. The carrying amount of the preferred stock warrant liability has been marked-to-market such that the carrying amount represents its fair value (Note 4).
Freestanding Preferred Stock Warrants
Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with ASC 480, “Distinguishing Liabilities from Equity.” The Company’s freestanding warrants are exercisable into the Company’s convertible preferred stock and are classified as liabilities on the balance sheet. The warrants are subject to re-measurement at each balance sheet date and the change in fair value, if any, is recognized as other income (expense). The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion into warrants to purchase common stock (upon conversion of the preferred stock to common), or (iii) expiration of the warrants.
Income taxes
The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are recorded for the difference between the financial statement and tax bases of assets and liabilities and for net operating loss and tax credit carryforwards using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.
The Company adheres to the provisions of FASB Accounting Standards Codification (ASC 740-10), “Accounting for Uncertainty in Income Taxes.” ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return.
It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense, net, as necessary.
Foreign Currency Translation
Assets and liabilities of non-U.S. subsidiaries for which the local currency is the functional currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to the other comprehensive income (loss). Foreign exchange gains and losses (as well as re-measurement gains and losses) for assets and liabilities of the Company’s non-U.S. subsidiaries for which the functional currency is the U.S. dollar are recorded in other income (expense) in the Company’s consolidated statement of operations. The U.S. dollar is the functional currency for all of the Company’s consolidated operations.
Stock‑Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718 “Compensation-Stock Compensation.” ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. ASC 718 requires companies to estimate the fair value of all share-based payment awards on the date of grant using an option pricing model. All option grants valued since inception are expensed on a straight-line basis over the requisite service period.
The Company accounts for equity instruments issued to nonemployees in accordance with ASC 505-50 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest.
Segment and Geographic Information
The Company has one business activity, which is the sale of the miraDry system to address hyperhidrosis, and operates in one reportable segment. The Company’s chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance.
Net Loss per Share
The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, convertible preferred stock, stock options and warrants to purchase convertible preferred stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive, due to the Company’s reported net losses.
Preferred Stock
Preferred shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies conditionally redeemable preferred shares, which includes preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, the Company classifies its preferred shares in stockholders’ equity.  Accordingly, as of December 31, 2015 and 2014, all issuances of conditionally redeemable preferred shares are presented as temporary equity in the consolidated balance sheets.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The amendment in this ASU provides guidance on revenue recognition and requires companies to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The core principle of this update provides guidance to identify the performance obligations under the contract(s) with a customer and how to allocate the transaction price to the performance obligations in the contract. It further provides guidance to recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 by one year making it effective for annual reporting periods beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” (“ASU 2016-08”). In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying

Performance Obligations and Licensing” (“ASU 2016-10”). In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). ASU 2016-08, ASU 2016-10 and ASU 2016-12 all update and clarify the guidance previously issued in ASU 2014-09. ASU 2014-09, as amended, allows for two methods of adoption, a full retrospective method or a modified retrospective approach with the cumulative effect recognized at the date of initial application.  The Company is currently evaluating the effect that the standard will have on the consolidated financial statements.
In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). The update sets forth a requirement for management to evaluate whether there are conditions and events that raise substantial doubt about an entity’s ability to continue as a going concern, a responsibility that did not previously exist in GAAP. The amendments included in this update require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period, including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 will be effective for the Company in fiscal year 2016. The Company is currently assessing the future impact of this update on its financial statements.
In April 2015, the FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03”). The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for annual and interim reporting periods of public entities beginning after December 15, 2015, and early adoption is permitted.  The Company has adopted this standard and has accordingly reclassified debt issuance costs of $225,438 as of December 31, 2014 as a deduction of notes payable.
In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” This update requires inventory that is recorded using the first-in, first-out (FIFO) or average cost method to be measured at the lower of cost or net realizable value (defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation), as opposed to the existing requirement to measure such inventory at the lower of cost or market value. This update is effective for annual periods beginning after December 15, 2016, and interim periods within those years, with early adoption permitted. The Company does not believe adoption will have any significant impact on the consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance in this update supersedes the leasing guidance in “Leases (Topic 840).” Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For public entities, the new standard is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the effect that the standard will have on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” This update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It will also allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. For public entities, the new standard is effective for annual periods beginning after December 15, 2016, and early adoption is permitted. The Company is currently evaluating the effect that the standard will have on the consolidated financial statements.

3.	Balance Sheet Components
Inventories

	December 31,
	2015	2014
Raw materials	$2,132,655	$2,646,551
Work in process	1,263,019	1,307,388
Finished goods	1,396,067	1,479,803
	$4,791,741	$5,433,742
Property and Equipment, Net

	December 31,
	2015	2014
Leasehold improvements	$844,360	$844,360
Machinery and equipment	1,355,986	1,268,033
Computer and office equipment	241,291	264,673
Software	326,992	326,992
Furniture and fixtures	114,564	114,564
Equipment leased to customers	168,143	305,787
	3,051,336	3,124,409
Less: Accumulated depreciation and amortization	(1,840,207)	(1,519,412)
	$1,211,129	$1,604,997
Assets acquired under capital leases for the year ended December 31, 2014, were $129,398 and are included in property and equipment, net. No assets under capital leases were acquired in 2015. Depreciation and amortization expense was $682,563 and $1,318,385 in 2015 and 2014, respectively.
At December 31, 2015 and 2014, substantially all of the property and equipment is located at the Company’s corporate headquarters in the United States.

Accrued Liabilities

	December 31,
	2015	2014
Accrued payroll and related expenses	$1,457,534	$1,224,819
Accrued royalty	1,226,973	693,717
Accrued warranty	217,000	253,000
Accrued marketing	165,600	100,830
Accrued clinical expenses	2,600	35,110
Accrued legal	112,000	45,045
Capital lease payable, current	33,909	53,282
Deferred rent, current	18,672	3,057
Accrued other expenses	338,153	320,852
	$3,572,441	$2,729,712
Accrued Warranty
The Company regularly reviews the accrued warranty balance and updates as necessary based on sales and warranty experience trends. The warranty accrual as of December 31, 2015 and 2014 consists of the following activity:

Warranty accrual, December 31, 2013	357,000
Accruals for product warranty	55,566
Cost of warranty claims	(159,566)
Warranty accrual, December 31, 2014	$253,000
Accruals for product warranty	427,467
Cost of warranty claims	(463,467)
Warranty accrual, December 31, 2015	$217,000

4.	Fair Value of Financial Instruments
FASB Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) established a framework for measuring fair value under generally accepted accounting principles and clarified the definition of fair value within that framework. ASC 820 does not require assets and liabilities that were previously recorded at cost to be recorded at fair value. For assets and liabilities that are already required to be disclosed at fair value, ASC 820 introduced, or reiterated, a number of key concepts that form the foundation of the fair value measurement approach to be used for financial reporting purposes. The fair value of the Company’s financial instruments reflects the amounts that the Company estimates that it would receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 also established a fair value hierarchy that prioritizes the inputs used in valuation techniques into the following three levels:

Level 1.	Quoted prices in active markets for identical assets and liabilities;

Level 2.	Observable inputs other than quoted prices in active markets for identical assets and liabilities;

Level 3.	Unobservable inputs.
ASC 820 introduced new disclosures about how the Company values certain assets and liabilities. Much of the disclosure focuses on the inputs used to measure fair value, particularly in instances in which the measurement uses significant unobservable (Level 3) inputs. The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company’s preferred stock warrant liability is classified within Level 3 of the fair value hierarchy. The preferred stock warrant liability has been valued using a Black-Scholes valuation model and the related input assumptions are discussed in Note 9.
The fair value of the Company’s financial assets and liabilities measured on a recurring basis, as of December 31, 2015, and 2014 are as follows:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Preferred stock warrant liability	$—	$—	$499,616	$499,616

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Preferred stock warrant liability	—	—	371,039	$371,039
The changes in the convertible preferred stock warrant liability are summarized below:

Fair value at December 31, 2013	$511,140
Fair value of warrants issued during the year	149,250
Change in fair value recorded in interest and other income, net	(289,351)
Fair value at December 31, 2014	371,039
Fair value of warrants issued during the year	234,719
Change in fair value recorded in interest and other income, net	(106,142)
Fair value at March 31, 2015	$499,616
5.    Related Party Transactions
The Company was formed at an incubator, The Foundry, LLC (The Foundry), a company which provides seed capital and management services to its investees. Certain employees of The Foundry serve as members of the Company’s board of directors and own shares of common stock. The total amount reimbursed to The Foundry for the years ended December 31, 2015 and 2014 was $62,267 and $62,180, respectively.
In February 2008, the Company entered into a technology license and royalty agreement with The Foundry wherein the Company agreed to pay The Foundry a royalty of 1.5% of sales of the licensed products and 1.5% of the patented products, up to a maximum of $30 million. In March 2013, the total royalty percentage increased from 1.5% to 3% due to the issuance of a patent covering certain company products. The total amount payable to The Foundry for the years ended December 31, 2015 and 2014 was $1,226,973 and $693,717, respectively, which includes interest accrued at the annual interest rate of prime plus 1% beginning on the first day of the calendar quarter to which such payment relates. In addition, $250,000 in royalty payments was paid to The Foundry in 2014. No royalties were paid in 2015.
6.    Commitments and Contingencies
Indemnification Agreements
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.
The Company has entered into indemnification agreements with its directors that may require the Company to indemnify its directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct of the individual.
No liability associated with such indemnifications has been recorded at December 31, 2015 or 2014.
Legal Claims
Occasionally, the Company may be involved in claims and legal proceedings arising from the ordinary course of its business.  The Company records a provision for a liability when it believes that is both probable that a liability has been incurred, and the amount can be reasonably estimated.  If these estimates and assumptions change or prove to be incorrect, it could have a material impact on the Company’s consolidated financial statements.  Contingencies are inherently unpredictable and the assessments of the value can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions.
Operating and Capital Leases
In December 2013, the Company entered into a 62 month non-cancelable operating lease for its office building space in Santa Clara, California. In connection with the lease, the Company entered into a letter of credit, which is secured by a restricted cash balance of $295,067. The Company previously had a five year non-cancelable operating lease for its office building space in Sunnyvale, California that expired in June 2014.
The Company also has a one year operating lease for office space in Hong Kong which expires in November 2017. The previous lease agreements for office space in Hong Kong expired in November 2016.
Rent expense under the Company’s operating leases was $567,032 and $617,570 for the years ended December 31, 2015 and 2014, respectively. The Company recognizes rent expense on a straight-line basis over the lease period. The difference between rent payable and rent expense on a straight-line basis is recorded as deferred rent and amortized over the period of the lease.
The Company has the following agreements classified as capital leases:

Date Lease Entered	Description	Lease Period in Months
September 2011	Machinery equipment	36
February 2012	Office Equipment	39
April 2014	Office Equipment	39
June 2014	Machinery equipment	24
The gross cost of capital leases was $129,398 at December 31, 2015 and 2014, respectively. The accumulated amortization of asset under capital leases was $57,479 and $22,615 for the years ended December 31, 2015 and 2014, respectively. The Company depreciates the underlying assets on a straight line basis over the lesser of estimated useful lives of the assets or lease term.
The aggregate future minimum lease payments under all leases are as follows:

	Operating Lease	Capital Leases
Year Ending December 31,
2016	$584,616	$35,581
2017	552,207	17,249
2018	568,773	—
2019	241,592	—
Total minimum lease payments	$1,947,188	52,830
Less: Amount representing interest		(2,056)
Present value of minimum lease payments		50,774
Less: current portion of capital leases		(33,909)
		$16,865
7.    Notes Payable
In June 2013, the Company entered into a loan and security agreement with certain financial institutions, providing for the issuance of secured promissory notes in the aggregate principal amount of up to $15 million to be drawn down in three different tranches of $5 million each. The first $5 million tranche was drawn on June 27, 2013 and the second $5 million tranche was drawn on April 29, 2014. The agreement provided for the promissory notes to be issued no later than December 31, 2014. The promissory notes for the first tranche accrued interest at 9.34% per annum and monthly interest only payments commenced on July 1, 2013. The promissory notes for the second tranche accrued interest at 9.52% per annum and monthly interest only payments commenced on May 1, 2014. The principal and interest payments commenced on February 1, 2015 for both tranches.
In August 2015, the Company refinanced the outstanding balance of the loan and security agreement entered into in June 2013. The new $10 million promissory note accrues interest at 7.80% per annum and monthly interest only payments commenced on September 1, 2015. Principal and interest payments shall commence on January 1, 2017.
All borrowings under the agreement are collateralized by substantially all of the Company’s assets. There are no significant financial covenants. The agreement contains a subjective acceleration clause. Failure to comply with the loan covenants may result in the acceleration of payment terms on all outstanding principal and interest amounts plus a prepayment fee. Due to the subjective acceleration clause, the outstanding notes payable are classified as current in the accompanying Consolidated Balance Sheets. As of December 31, 2015, the Company was in compliance with the debt covenants.
In December 2015, the Company entered into a note purchase agreement with existing private investors to draw down up to $1.5 million for working capital purposes. The Company subsequently issued $1.3 million of convertible promissory notes (“December 2015 notes”). The December 2015 notes accrued interest at 8% per annum and are due at the earliest of a liquidation event or one year from date of issuance. In the event of a qualified equity financing, the outstanding principal and interest on the notes payable will automatically convert into shares of the qualified financing shares at a price equal to the price per share paid by investors in the qualified equity financing. In the event of a non-qualified financing, the shares will be converted at the option of the majority of the investors. If there is no financing event prior to the maturity date, the outstanding principal and interest on the notes payable will automatically convert into shares of Series D preferred stock at $21.64 per share.
The Company entered into short term financing agreements for insurance premiums with nine month payment terms and interest rates ranging from 4.95% to 5.18%. The outstanding balance of the financing agreements was $40,899 and $44,692 at December 31, 2015 and 2014, respectively.
Annual future principal payments under the notes payable are as follows:

2016	$1,302,524
2017	3,391,604
2018	3,665,814
2019	2,942,582
Total payments	11,302,524
Less: Amount representing debt discount	(409,771)
Carrying value of notes payable	$10,892,753
8.    Common Stock
The Company’s amended Articles of Incorporation authorize the Company to issue 105,500,000 shares of $0.001 par value common stock. The common stockholders are entitled to elect three members of the Company’s board of directors. The preferred stockholders also have rights to elect members of the board of directors, after these rights both classes of stock voting together as one class elect all remaining directors. The holders of common stock are also entitled to receive dividends whenever funds are legally available, as, when, and if declared by the board of directors. As of December 31, 2015, no dividends have been declared to date.
At December 31, 2015, the Company had reserved common stock for future issuance as follows:

Conversion of Series A convertible preferred stock	147,864
Conversion of Series B convertible preferred stock	637,030
Conversion of Series C convertible preferred stock	1,625,203
Conversion of Series D convertible preferred stock	1,201,778
Exercise of options under stock plan	855,903
Issuance of options under stock plan	48,560
Exercise and conversion of preferred stock warrants	66,923
4,583,261

9.    Convertible Preferred Stock
The Company has authorized 51,100,000 shares of preferred stock, designated in series, with the rights and preferences of each designated series to be determined by the Company’s board of directors.
Convertible preferred stock at December 31, 2015 and 2014 consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Amount	Carrying Value
Series A	2,100,000	147,864	$13.53	$2,000,000	$1,966,935
Series B	9,000,000	589,784	24.35	14,359,244	14,261,779
Series C	23,000,000	1,625,203	21.64	35,171,735	35,171,735
Series D	17,000,000	1,201,778	21.64	26,008,207	26,008,207
	51,100,000	3,564,629		$77,539,186	$77,408,656
The holders of preferred stock have various rights and preferences as follows:
Voting Rights
The holders of Series A, Series B, Series C and Series D convertible preferred stock shares are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of Series A, Series B, Series C and Series D convertible preferred and common stock vote together as a single class not as separate classes. Each holder of Series A, Series B, Series C and Series D convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder are convertible. However, so long as 73,932 convertible preferred shares of Series A, 184,830 convertible preferred shares of Series B, 147,864 convertible preferred shares of Series C and 184,830 convertible preferred shares of Series D stock are outstanding, respectively, the holders of the preferred stock voting as a separate class are entitled to elect one member of the Company’s board of directors for each class of stock.
As long as at least 184,830 shares of convertible preferred stock shares remain outstanding (subject to adjustment from time to time for Recapitalizations), the Company must obtain approval from holders of a majority of the then outstanding shares of the convertible preferred stock, voting together as a single class on an as-converted to common stock basis to: (i) alter or change the rights, preferences, or privileges of the convertible preferred stock; (ii) change the aggregate number of authorized shares of any series of convertible preferred stock or the aggregate number of authorized shares of common stock; (iii) create (by reclassification or otherwise) any new class or series of shares having any rights, preferences, or privileges superior to or on a parity with any outstanding shares of any series of convertible preferred stock or increase the authorized or designated number of such new class or series of shares; (iv) redeem, repurchase, or pay any Distribution on the Company’s common stock (other than acquisitions of common stock by the Company pursuant to agreements which permit the Company or pursuant to the exercise of the Company’s right of first refusal upon a proposed transfer); (v) declare or pay dividends on any shares of common or convertible preferred stock; (vi) merge into, consolidate with, or implement a reorganization with any other corporation (other than a wholly-owned subsidiary corporation) in one or more related transactions or implement any other transaction or series of related transaction then result in the sale of all or substantially all of the Company’s assets; (vii) voluntarily dissolve or liquidate the Company; (viii) change the number of authorized directors of the Company’s board of directors; (ix) enter in to any transaction in which the Company shall incur or guarantee indebtedness in a principal amount greater than $1,000,000 in the aggregate; (x) approve material change to the Company’s business plan; (xi) approve the Company’s annual budget; or (xii) take any action that results in taxation of the holders of any series of convertible preferred stock under Section 305 of the Internal Revenue Code of 1986, as amended.
As long as at least 184,830 shares of convertible preferred Series C stock shares are outstanding (subject to adjustment from time to time for Recapitalizations), the Company must obtain approval of holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series C convertible preferred stock to: (i) alter or change the rights, preferences, or privileges of the Series C convertible preferred stock; or (ii) increase the authorized or designated number of shares of Series C Preferred Stock.
As long as at least 184,830 shares of convertible preferred Series D stock shares are outstanding (subject to adjustment from time to time for Recapitalizations), the Company must obtain the approval of holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series D convertible preferred stock to: (i) alter or change the rights, preferences, or privileges of the Series D convertible preferred stock; or (ii) increase the authorized or designated number of shares of Series D convertible preferred stock.
Dividends
The holders of Series D convertible preferred stock are entitled to receive noncumulative dividends, when, as and if declared by the board of directors, out of any assets legally available, prior to and in preference to any declaration or payment of dividends on the Series A, Series B, Series C convertible preferred stock and common stock of the Company. Dividends are payable at an annual rate of 8% of the original issue price of $21.64 per share of Series D convertible preferred stock, respectively (adjusted to reflect subsequent stock dividends, stock splits or recapitalization).
After payment of the Series D convertible preferred stock dividends, the holders of Series C convertible preferred stock are entitled to receive noncumulative dividends, when, as and if declared by the board of directors, out of any assets legally available, prior to and in preference to any declaration or payment of dividends on the Series A, Series B, and common stock of the Company. Dividends are payable at an annual rate of 8% of the original issue price of $21.64 per share for Series C convertible preferred stock, respectively (adjusted to reflect subsequent stock dividends, stock splits or recapitalization).
The holders of Series A and Series B convertible preferred stock are entitled to receive noncumulative dividends, when, as and if declared by the board of directors, out of any assets legally available, prior to and in preference to any declaration or payment of dividends on the common stock of the Company. Dividends are payable at an annual rate of 8% of the original issue price of $13.53 and $24.35 per share for Series A and Series B convertible preferred stock, respectively, (adjusted to reflect subsequent stock dividends, stock splits or recapitalization), when, as, and if declared by the board of directors, respectively.
After payment of all convertible preferred stock Series D, Series C, Series B and Series A dividends, any additional dividends shall be distributed to the holders of all convertible preferred stock and common stock on a pro rata basis in proportion to the number of common stock held by each shareholder as if the preferred stock had been converted at the effective conversion rate. No dividends on preferred stock or common stock have been declared as of December 31, 2014.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company, including a merger, reorganization, consolidation, acquisition or sale of substantially all of the assets of the Company, or any other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of (“Liquidation”), the holders of Series D convertible preferred stock are entitled to receive, prior to and in preference to any distribution to holders of Series A, Series B, Series C convertible preferred stock and common stock, an amount equal to $21.64 per share (subject to adjustment from time to time), plus any declared but unpaid dividends on such shares (“Series D liquidation preference”). Should the Company’s legally available assets be insufficient to satisfy the full liquidation preference, the funds will be distributed ratably among the holders of Series D convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.
In the event of a Liquidation and after payment of the Series D liquidation preference, the holders of Series C convertible preferred stock are entitled to receive, prior to and in preference to any distribution to holders of Series A, Series B, convertible preferred stock and common stock, an amount equal to $21.64 per share (subject to adjustment from time to time), plus any declared but unpaid dividends on such shares (“Series C liquidation preference”). Should the Company’s legally available assets be insufficient to satisfy the full liquidation preference, the funds will be distributed ratably among the holders of Series C convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.
In the event of a Liquidation and after payment of the Series D and Series C convertible preferred stock liquidation preferences, the remaining assets, if any, shall be distributed to the holders of Series A and Series B convertible preferred stock prior to and in preference to any distribution to holders of common stock, an amount equal to $13.53 and $24.35 per share (subject to adjustment from time to time), respectively, plus any declared but unpaid dividends on such shares (“Series A and Series B liquidation preferences”). Should the Company’s legally available assets be insufficient to satisfy the full preferential amount, the remaining funds will be distributed ratably among the holders of Series A and Series B convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.
In the event of a Liquidation and after payment of the liquidation preference to the holders of Series D, Series C, Series A, and Series B convertible preferred stock, the remaining assets, if any, shall be distributed to the holders of common stock in proportion to the number of common stock held by each shareholder.
Any liquidation, dissolution, winding-up of the Company, a merger or consolidation of the Company into or with any other corporation, and/or a sale, transfer, or lease of all or substantially all of the assets of the Company, is deemed a liquidation event.
Conversion
Each share of Series A, Series B, Series C and Series D convertible preferred stock is convertible, at the option of the holder, into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio. The original conversion price per share for Series A, Series B, Series C and Series D convertible preferred stock was $13.53, $24.35, $21.64 and $21.64 per share, respectively. The initial conversion price is subject to adjustment from time to time. As of December 31, 2015, the conversion price per share for Series A, Series B, Series C and Series D convertible preferred stock is $13.53, $22.54, $21.64 and $21.64 per share, respectively.
Each share of Series A, Series B, Series C and Series D convertible preferred stock is convertible into common stock automatically upon the earlier of (i) immediately before the closing of a firm commitment underwritten public offering in which the aggregate proceeds raised equals or exceeds $30,000,000 and a pre-offering valuation of the Company of at least $150,000,000, or (ii) the Company’s receipt of a written request for such conversion form the holders of 66 2/3% of the then outstanding shares of convertible preferred stock.
Redemption
Beginning on or after the seventh anniversary of the date of the filing of the amended Articles of Incorporation upon Series C issuance, the Series C convertible preferred shares are redeemable upon request by holders of at least 66 2/3% of the then outstanding fully-paid Preferred Series C Shares, the Company shall redeem all, but not less than all, of the then outstanding fully-paid Preferred Series D Shares, by paying a redemption price equal to the original issuance price plus all declared but unpaid dividends attributable to such shares.
Beginning on or after December 16, 2020, the Series D convertible preferred shares are redeemable upon request by holders of at least 66 2/3% of the then outstanding fully-paid Preferred Series D Shares, the Company shall redeem all, but not less than all, of the then outstanding fully-paid Preferred Series D Shares, by paying a redemption price equal to the original issuance price plus all declared but unpaid dividends attributable to such shares.
Warrants for Preferred Stock
In January 2009, the Company issued warrants to purchase a total of 1,108 shares of Series A convertible preferred stock at an exercise price of $13.53 per share in connection with the same purchase of technology. The Company determined the value of the warrants on the date of issuance to be $12,930 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of preferred stock of $18.12, volatility of 70%, risk-free interest rate of 1.47%, and a contractual life of five years. The fair value of the warrants was recorded as a warrant liability and expensed to research and development expense as technological feasibility had not been established and there was no alternative future use. The warrants expired on January 16, 2014. For the year ended December 31, 2014, $1,035 was recorded to other income from the revaluation of the warrants to fair market value.
In November 2010, the Company issued warrants to purchase a total of 12,117 shares of Series C convertible preferred stock at an exercise price of $21.64 per share in connection with convertible notes payable issued. The Company determined the value of the warrants on the date of issuance to be $212,409 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of preferred stock of $21.64, volatility of 96%, risk-free interest rate of 2.08%, and a contractual life of seven years. The fair value of the warrants was recorded as a warrant liability, the estimated value, which represented a debt discount, was being amortized to interest expense over the term of the convertible notes, which were converted in May 2011. The warrants expire November 19, 2017. For the years ended December 31, 2015 and 2014, $27,535 and $69,492, respectively, was recorded to other income from the revaluation of the warrants to fair market value. The warrants remain outstanding at December 31, 2015.
In January 2011, the Company issued warrants to purchase a total of 19,042 shares of Series C convertible preferred stock at an exercise price of $21.64 per share in connection with convertible notes payable issued. The Company determined the value of the warrants on the date of issuance to be $259,355 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of preferred stock of $21.64, volatility of 62%, risk-free interest rate of 2.72%, and a contractual life of seven years. The fair value of the warrants was recorded as a warrant liability, the estimated value, which represented a debt discount, was being amortized to interest expense over the term of the convertible notes, which were converted in May 2011. The warrants expire January 7, 2018. For the years ended December 31, 2015 and 2014, $43,011 and $108,944, respectively, was recorded to other income from the revaluation of the warrants to fair market value. The warrants remain outstanding at December 31, 2015.
In December 2011, the Company issued warrants to purchase a total of 1,109 shares of Series A convertible preferred stock at an exercise price of $13.53 per share in connection with the same purchase of technology. The Company determined the value of the warrants on the date of issuance to be $6,930 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of preferred stock of $12.44, volatility of 62%, risk-free interest rate of 1.00%, and a contractual life of five years. The fair value of the warrants was recorded as a warrant liability and expensed to research and development expense as technological feasibility had not been established and there is no alternative future use. The warrants expire December 6, 2016. For the years ended

December 31, 2015 and 2014, $690 and $3,630, respectively, was recorded to other income from the revaluation of the warrants to fair market value. The warrants remain outstanding at December 31, 2015.
In June 2013, the Company issued warrants to purchase 9,241 shares of the Company’s Series C convertible preferred stock upon each $5 million draw down under a loan and security agreement at an exercise price of $21.64. The Company determined the value of the warrants on the date of issuance to be $152,750 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of preferred stock of $23.13, volatility of 61%, risk-free interest rate of 2.49%, and a contractual life of ten years. The fair value of the warrants was recorded as a warrant liability. The estimated value, which represents a debt discount, was being amortized to interest expense over the term of the note, which was four years. Upon the refinancing of the loan and security agreement in August 2015, the remaining unamortized debt discount was included in the net present value calculation of the refinanced loan balance. The warrants expire June 26, 2023. For the years ended December 31, 2015 and 2014, $18,375 and $56,500, respectively, was recorded to other income from the revaluation of the warrants to fair market value. The warrants remain outstanding at December 31, 2015.
In April 2014, the Company issued warrants to purchase 9,242 shares of the Company’s Series C convertible preferred stock upon the $5 million draw down under the loan and security agreement at an exercise price of $21.64. The Company determined the value of the warrants on the date of issuance to be $149,250 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of preferred stock of $23.13, volatility of 58%, risk-free interest rate of 2.71%, and a contractual life of ten years. The fair value of the warrants was recorded as a warrant liability. The estimated value, which represents a debt discount, was being amortized to interest expense over the remaining term of the note, which was 38 months. Upon the refinancing of the loan and security agreement in August 2015, the remaining unamortized debt discount was included in the carrying value of the refinanced loan balance. The warrants expire April 28, 2024. For the years ended December 31, 2015 and 2014, $18,500 and $49,750, respectively, was recorded to other income from the revaluation of the warrants to fair market value. The warrants remain outstanding at December 31, 2015.
In August 2015, the Company issued warrants to purchase 16,173 shares of the Company’s Series D convertible preferred stock under a loan and security agreement at an exercise price of $21.64. The Company determined the value of the warrants on the date of issuance to be $234,719 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of preferred stock of $22.05, volatility of 55%, risk-free interest rate of 2.18%, and a contractual life of ten years. The fair value of the warrants was recorded as a warrant liability. The estimated value, which represents a debt discount, is being amortized to interest expense over the term of the note, which is four years. The warrants expire August 6, 2025. For the years ended December 31, 2015, $(1,969) was recorded to other income from the revaluation of the warrants to fair market value. The warrants remain outstanding at December 31, 2015.
The following assumptions were used to value the outstanding warrants:

	Year Ended December 31,
	2015	2014
Expected term (years)	.94 - 9.60	1.94 - 9.49
Expected volatility	57%	58%
Risk-free interest rate	.65% - 2.27%	.67% - 2.17%
Annual dividend rate	0%	0%
10.    Stock Option Plan

In April 2006, the Company adopted the 2006 Stock Option Plan (the “Plan”) under which the Board of Directors may issue incentive and nonqualified stock options to employees, directors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and the exercise price. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of the fair market value, as determined by the Board of Directors. The exercise price of an incentive stock option and a nonqualified stock option shall not be less than 100% and 85%, respectively, of the fair market value on the date of grant. A total of 961,477 shares have been reserved for issuance under the Plan. Options granted have a term of ten years, except, options granted to individuals holding more than 10% of the outstanding shares have a term of five years. As of December 31, 2015, no options issued or outstanding have a term of five years. Options generally vest over a four-year period. Certain shares issued under the Plan are exercisable immediately, but subject to a right of repurchase by the Company of any unvested shares.
The following table summarizes activity under the Plan for the years ended December 31, 2015 and 2014:

		Outstanding Options
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2013	240,736	469,525	$6.63
Options granted	(335,213)	335,213	6.63
Options exercised		(14,348)	5.95
Options forfeited	160,831	(160,831)	7.17
Balance, December 31, 2014	66,354	629,559	$6.49
Additional shares reserved	221,797
Options granted	(271,414)	271,414	7.57
Options exercised		(13,246)	3.92
Options forfeited	31,823	(31,823)	7.17
Balance, December 31, 2015	48,560	855,904	$6.76
The following table summarizes information about stock options outstanding at December 31, 2015:

	Options Outstanding				Options Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Vested	Weighted Average Exercise Price	Aggregate Intrinsic Value
$1.35	33,344	1.31	$1.35	$207,460	33,344	$1.35	$207,460
2.43	8,503	2.30	2.43	43,700	8,503	2.43	43,700
4.33	29,568	4.10	4.33	95,986	29,568	4.33	95,986
6.36	42,909	2.98	6.63	52,235	42,909	6.36	52,235
6.63	322,817	8.59	6.63	305,647	131,245	6.63	124,265
7.44	94,345	5.93	7.44	12,761	92,519	7.44	12,514
7.57	270,509	9.33	7.57	—	45,334	7.57	—
8.66	53,909	7.04	8.66	—	41,264	8.66	—
	855,904	7.65	$6.76	$717,789	424,686	$6.36	$536,160

Early exercises of stock options are subject to a right of repurchase by the Company of any unvested shares. The repurchase rights lapse over the original vesting period of the options. The Company accounts for the cash received in consideration for the early exercised options as a liability included in accrued liabilities, which is then reclassified to stockholders equity as the options vest. At December 31, 2015 and 2014, the Company had no shares of common stock subject to repurchase under the Plan.
Stock-Based Compensation Associated with Awards to Employees
During the years ended December 31, 2015 and 2014, the Company granted stock options to employees to purchase 172,102 and 335,213 shares of common stock, respectively, with a weighted-average grant date fair value of $3.52 and $3.65 per share, respectively. Stock-based employee compensation expense recognized during the years ended December 31, 2015 and 2014, was $545,501 and $477,203, respectively. As of December 31, 2015, there were total unrecognized compensation costs of $1,087,675 related to these stock options. These costs are expected to be recognized over a period of approximately 2.48 years. The aggregate intrinsic value of options exercised during the year ended December 31, 2015 and 2014 was $49,580 and $13,155, respectively.
The total fair value of employee options vested during the years ended December 31, 2015 and 2014 was $715,085 and $269,863, respectively.
The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions:

	Year Ended December 31,
	2015	2014
Expected term (in years)	5.65 years	5.68 years
Expected volatility	49%	59%
Risk-free interest rate	1.43% -1.74%	1.64% -1.96%
Dividend yield	0%	0%
The expected term of stock options is calculated using the simplified method which represents the weighted-average period the stock options are expected to remain outstanding, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.
In addition, forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on management’s expectation using historical forfeiture patterns.
Stock-Based Compensation Associated with Awards to Nonemployees
During the year ended December 31, 2015, the Company granted stock options to a board advisor to purchase 99,313 shares of common stock at $7.57. The shares vest monthly over four years and expire in ten years. Stock-

based compensation expense recognized during the year ended December 31, 2015 was $61,416. As of December 31, 2015, there were total unrecognized compensation costs of $260,554 related to this stock option. These costs are expected to be recognized over a period of approximately 3.29 years. No shares were issued and no compensation expense was recognized for nonemployees during the year ended December 31, 2014.
The fair value of the stock options granted to nonemployees is calculated at each reporting date using the Black-Scholes option pricing model. The following assumptions were used to calculate the fair value of stock options granted to nonemployees as of December 31, 2015.

Expected term (in years)	5.67 years
Expected volatility	49%
Risk-free interest rate	1.43%
Dividend yield	0%
11.    Income Taxes
The following reconciles the differences between income taxes computed at the federal income tax rate and the provision for income taxes:

	Year Ended December 31,
	2015	2014
Expected income tax benefit at the federal statutory rate	34.0%	34.0%
State tax, net of federal benefit	3.4	2.0
Non-deductible items and other	0.6	0.8
Change in valuation allowance	(38.0)	(36.8)
Total	—%	—%
The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are presented below:

	December 31,
	2015	2014
Net operating loss carryforwards	$31,866,000	$26,592,000
Research and development credits	1,887,000	1,727,000
Capitalized start-up costs	1,349,000	1,420,000
Accruals and reserves	1,230,000	1,072,000
Total deferred tax assets	36,332,000	30,811,000
Less: Valuation allowance	(36,332,000)	(30,811,000)
Net deferred tax assets	$—	$—
Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided full valuation allowance against its net deferred tax assets at December 31, 2015 and 2014. The valuation allowance increased by $5,521,000 and $4,880,000 during years ended December 31, 2015 and December 31, 2014, respectively.

As of December 31, 2015, the Company had net operating loss carry forwards of approximately $82,592,000 and $66,799,000 available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. The federal net operating loss carryforwards begin expiring in 2026, and the state net operating loss carryforwards begin expiring in 2016.
As of December 31, 2015 and 2014, the Company had research and development credit carryforwards of approximately $1,393,000 and $1,465,000 available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The federal credit carryforwards begin expiring in 2026, and the California R&D credits carryforward indefinitely.
The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.
The Company is not currently under audit by any tax authorities. The statute of limitations is open for all years due to the carryover and potential future usage of net operating loss carryovers.
As of December 31, 2015 and 2014, respectively, the Company had an unrecognized tax benefit of $471,858 and $431,657. No liability, penalties or interest expense has been recorded in the consolidated financial statements. A reconciliation of the change in unrecognized tax benefits is as follows:

	Year Ended December 31,
	2015	2014
Beginning Balance	$431,657	$390,000
Increase in balance related to tax positions
taken during the year	40,201	41,657
Ending Balance	$471,858	$431,657
12.    Employee Benefit Plan
The Company sponsors a 401(k) plan covering all employees. Contributions made by the Company are discretionary and are determined annually by the board of directors. As of December 31, 2015 and 2014, respectively, the Company had accrued benefit expenses of $52,752 and $48,183, which represented a 100% match for employee contributions up to $1,000 made during the calendar year.

13.    Net Loss per Share
The Company’s basic and diluted net loss per share are as follows:

	Year Ended December 31,
	2015	2014
Net and comprehensive loss	$(14,494,248)	$(15,347,937)
Accretion of redeemable convertible preferred stock	(3,117)	(324,938)
Net loss attributable to common stockholders	(14,497,365)	(15,672,875)
Weighted-average common shares used in computing
net loss per share attributable to common stockholders,
	388,379	379,651
Net loss per share attributable to common stockholders,
basic and diluted	$(37.33)	$(41.29)
The following weighted-average common stock equivalents were excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	Year Ended December 31,
	2015	2014
Convertible preferred stock (if converted)	3,611,876	3,611,876
Preferred stock warrants	66,923	50,751
Options to purchase common stock	855,903	629,559
14.    Subsequent Events
In February 2016, the Company entered into another note purchase agreement with existing private investors to draw down up to $2.7 million for working capital purposes. If the investors agreed to purchase the full amount available under the February 2016 note purchase agreement, the December 2015 outstanding notes would be cancelled and the February 2016 note purchase agreement would be increased by the outstanding principal and interest due on the December 2015 notes payable. The Company subsequently cancelled and reissued $1.3 million of the December 2015 notes and issued $2.6 million of convertible promissory notes that accrue interest at 8% per year and are due at the earliest of a liquidation event or one year from date of issuance. In the event of a qualified equity financing, the outstanding principal and interest on the notes payable will automatically convert into shares of the qualified financing shares at a price equal to the price per share paid by investors in the qualified equity financing. In the event of a non-qualified financing, the shares will be converted at the option of the majority of the investors. If there is no financing event prior to the maturity date, the outstanding principal and interest on the notes payable will automatically convert into shares of Series D preferred stock at $1.60 per share.
In May 2016, the Company entered into another note purchase agreement with existing private investors to draw down up to $4.85 million for working capital purposes. If the investors agreed to purchase the full amount available under the May 2016 note purchase agreement, the February 2016 outstanding notes would be cancelled and the May 2016 note purchase agreement would be increased by the outstanding principal and interest due on the February 2016 notes payable. The Company subsequently cancelled and reissued $2.6 million of the February 2016 notes and issued $1.7 million of convertible promissory notes that accrue interest at 8% per year and are due at the earliest of a liquidation event or one year from date of issuance. In the event of a qualified equity financing, the outstanding principal and interest on the notes payable will automatically convert into shares of the qualified financing shares at a price equal to the price per share paid by investors in the qualified equity financing. In the event of a non-qualified financing, the shares will be converted at the option of the majority of the investors. If there is no financing event prior to the maturity date, the outstanding principal and interest on the notes payable will automatically convert into shares of Series D preferred stock at $1.60 per share.
On June 7, 2016, the Company effected a 1-for-13.5259 reverse stock split of the Company’s then outstanding common stock and convertible preferred stock (collectively referred to as “Capital Stock”) and convertible preferred stock warrants, in which (i) each 13.5259 share of outstanding Capital Stock at the conversion price was combined into 1 share of Capital Stock; (ii) the number of outstanding options to purchase each Capital Stock was proportionately reduced on a 1-for-13.5259 basis; (iii) number of shares reserved for future option grants under the 2006 Plan were proportionately reduced on a 1-for-13.5259 basis; (iv) the exercise price of each such outstanding option was proportionately increased on a 13.5259-for-1 basis and (v) each share of outstanding preferred stock warrants was proportionately reduced to a common stock warrant on a 1-for-13.5259 basis. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect the 1-for-13.5259 reverse stock split (Note 7, 8, 9, 10, 13).
Management has evaluated all transactions and events through May 18, 2016, the date on which these financial statements were issued and did not note any items that would adjust the financial statements or require additional disclosures.

Miramar Labs, Inc.
Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$6,073,680	$2,642,509
Accounts receivable, net	3,102,629	2,683,053
Inventories	5,613,145	4,791,741
Prepaid expenses and other current assets	641,220	290,481
Total current assets	15,430,674	10,407,784
Property and equipment, net	783,942	1,211,129
Restricted cash	295,067	295,067
Other noncurrent assets	13,976	11,860
TOTAL ASSETS	$16,523,659	$11,925,840
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable, net of discount	$9,939,261	$10,829,375
Accounts payable	1,432,136	1,288,107
Accrued and other current liabilities	4,513,318	3,572,441
Deferred revenue	228,955	739,786
Total current liabilities	16,113,670	16,429,709
Warrant liability	54,029	499,616
Deferred rent, noncurrent	87,010	112,065
Capital lease payable, noncurrent	—	16,865
TOTAL LIABILITIES	16,254,709	17,058,255
Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $.001 par value - 40,000,000 shares authorized and 2,826,981 shares issued and outstanding at December 31, 2015 (Liquidation preference of $61,179,942). No shares authorized or outstanding at September 30, 2016	—	61,179,942
Stockholders’ equity (deficit):
Blank check preferred stock, $0.001 par value - 5,000,000 shares authorized. No shares issued and outstanding at September 30, 2016 and December 31, 2015.	—	—
Series A convertible preferred stock, $0.001 par value - 2,100,000 shares authorized and 147,864 shares issued and outstanding at December 31, 2015 (Liquidation preference of $2,000,000). No shares authorized or outstanding at September 30, 2016	—	148
Series B convertible preferred stock, $0.001 par value - 9,000,000 shares authorized and 589,784 shares issued and outstanding at December 31, 2015 (Liquidation preference of $14,359,244). No shares authorized or outstanding at September 30, 2016	—	590
Common stock, $0.001 par value - 100,000,000 and 105,500,000 shares authorized and 9,380,653 and 398,540 shares issued and outstanding at September 30, 2016 and December 31, 2015	9,381	399
Additional paid-in capital	110,711,248	27,133,634
Accumulated deficit	(110,451,679)	(93,447,128)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	268,950	(66,312,357)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$16,523,659	$11,925,840
The accompanying notes are an integral part of these condensed consolidated financial statements.

MIRAMAR LABS, INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Revenue	$16,035,338	$11,822,320
Cost of revenue	7,211,110	5,745,297
Gross margin	8,824,228	6,077,023
Operating expenses:
Research and development	2,562,481	3,941,360
Sales and marketing	9,975,248	8,980,820
General and administrative	4,716,991	3,907,822
Total operating expenses	17,254,720	16,830,002
Loss from operations	(8,430,492)	(10,752,979)
Interest income	7,764	5,001
Interest expense	(948,662)	(1,025,013)
Loss on debt conversion	(8,062,001)	—
Other income, net	438,148	88,104
Net loss before provision for income taxes	(16,995,243)	(11,684,887)
Provision for income taxes	(9,308)	(8,722)
Net and comprehensive loss	(17,004,551)	(11,693,609)
Accretion of redeemable convertible preferred stock	—	(63,117)
Net loss attributable to common stockholders	$(17,004,551)	$(11,756,726)
Weighted-average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	4,030,810	385,271
Net loss per share attributable to common stockholders, basic and diluted	$(4.22)	$(30.52)
The accompanying notes are an integral part of these condensed consolidated financial statements.

MIRAMAR LABS, INC.
Condensed Consolidated Statements of Redeemable
Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(Unaudited)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balances at December 31, 2014	2,826,981	$61,179,942	737,648	$738	385,294	$385	$26,478,755	$(78,952,880)	$(52,473,002)
Exercise of stock options at $1.35- $8.66 per share for cash in October 2015	—	—	—	—	13,246	14	51,079	—	51,093
Series D redeemable preferred stock issuance cost	—	(3,117)	—	—	—	—		—	—
Accretion of redeemable convertible preferred stock to redemption value	—	3,117	—	—	—	—	(3,117)	—	(3,117)
Stock-based compensation	—	—	—	—	—	—	606,917	—	606,917
Net and comprehensive loss	—	—	—	—	—	—	—	(14,494,248)	(14,494,248)
Balances at December 31, 2015	2,826,981	$61,179,942	737,648	$738	398,540	$399	$27,133,634	$(93,447,128)	$(66,312,357)
Exercise of stock options at $6.63 - $8.66 per share for cash in April 2016	—	—	—	—	3,267	3	24,619	—	24,622
Exercise of stock options at $1.36 per share for cash in September 2016	—	—	—	—	18,483	19	25,118	—	25,137
Issuance of restricted common stock at $5.5925 per share for consulting services in August 2016	—	—	—	—	63,636	63	355,822	—	355,885
Issuance of common stock, net of offering costs of $831,117	—	—	—	—	1,568,726	1,569	7,055,608	—	7,057,177
Issuance of common stock for conversion of February 2016 convertible notes	—	—	—	—	2,418,628	2,418	12,090,633	—	12,093,051
Issuance of common stock for conversion of May 2016 convertible notes	—	—	—	—	409,841	410	2,048,884	—	2,049,294
Issuance of common stock to KTL Bamboo International Corp	—	—	—	—	900,000	900	(900)	—	—
Conversion of preferred stock to common stock in connection with the merger	(2,826,981)	(61,179,942)	(737,648)	(738)	3,611,857	3,612	61,177,068	—	61,179,942
Common stock repurchased in connection with the merger	—	—	—	—	(12,325)	(12)	(61,684)	—	(61,696)
Conversion of convertible preferred stock warrants to common stock warrants	—	—	—	—	—	—	53,436	—	53,436
Issuance of common stock warrants for issuance costs	—	—	—	—	—	—	(44,663)	—	(44,663)
Stock-based compensation	—	—	—	—	—	—	853,673	—	853,673
Net and comprehensive loss	—	—	—	—	—	—	—	(17,004,551)	(17,004,551)
Balances at September 30, 2016	—	$—	—	$—	9,380,653	$9,381	$110,711,248	$(110,451,679)	$268,950
The accompanying notes are an integral part of these condensed consolidated financial statements.

MIRAMAR LABS, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,004,551)	$(11,693,609)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	411,132	526,904
Loss on debt conversion	8,062,001	—
Loss on disposal of fixed assets	—	1,475
Stock-based compensation	853,673	464,792
Issuance of restricted common stock	355,885	—
Change in preferred stock warrant value	(436,814)	(92,596)
Amortization of debt discount and issuance costs	290,549	138,612
Changes in operating assets and liabilities
Accounts receivable	(419,576)	728,321
Inventories	(653,261)	163,739
Prepaid expenses and other current assets	(350,739)	6,806
Other noncurrent assets	(2,116)	—
Accounts payable	144,029	(73,576)
Accrued and other current liabilities	927,918	410,171
Deferred revenue	(510,831)	(207,578)
Net cash used in operating activities	(8,332,701)	(9,626,539)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(152,088)	(156,466)
Net cash used in investing activities	(152,088)	(156,466)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock	7,106,936	—
Repurchase of common stock	(61,696)	—
Redeemable convertible preferred stock issuance costs	—	(63,117)
Proceeds from issuance of notes payable	5,145,067	2,296,079
Principal payments on capital leases	(28,961)	(40,872)
Payments on notes payable	(245,386)	(2,252,127)
Net cash provided by (used in) financing activities	11,915,960	(60,037)
Net increase (decrease) in cash and cash equivalents	3,431,171	(9,843,042)
Cash and cash equivalents at beginning of period	2,642,509	13,484,740
Cash and cash equivalents at end of period	$6,073,680	$3,641,698
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$598,385	$909,021
Cash paid for taxes	$9,308	$8,722
DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accretion of redeemable preferred stock to redemption value	$—	$63,117
Net transfer to inventory from leased equipment	$(168,143)	$(138,351)
Conversion of preferred stock and warrants to common stock and warrants	$76,827,313	$—
Common stock issued to convert notes payable	$14,142,345	$—
Issuance of common stock warrants for issuance costs	$44,663	$234,719
The accompanying notes are an integral part of these condensed consolidated financial statements.

MIRAMAR LABS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Background and Organization
On June 7, 2016 (the “Closing Date”), the Company, Acquisition Sub and Miramar entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into Miramar, and Miramar became the surviving corporation and thus became the Company’s wholly-owned subsidiary (the “Merger”). Prior to the Merger, the Company discontinued its prior business of distributing water filtration systems produced in China, and acquired the business of Miramar, which designs, manufactures and markets the miraDry System, which is designed to eliminate axillary, or underarm, sweat.
At the Closing Date, each of the shares of Miramar’s common stock and preferred stock issued and outstanding immediately prior to the closing of the Merger was converted into shares of the Company’s common stock at a ratio of 1:0.07393 (the “Conversion Ratio”). Additionally, warrants to purchase shares of Miramar’s Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock issued and outstanding immediately prior to the closing of the Merger were converted into warrants to purchase shares of the Company’s common stock at the Conversion Ratio.
The Merger was treated as a recapitalization and reverse acquisition of the Company for financial accounting purposes. Miramar is considered the acquirer for accounting purposes, and the Company’s historical financial statements before the Merger will be replaced with the historical financial statements of Miramar before the Merger in future filings with the SEC. For more details on the Merger, please see Item 2.01 of our Current Report on Form 8-K filed with the SEC on June 13, 2016, as amended on June 14, 2016.
The Company and its wholly-owned subsidiary, Miramar, develop clinical systems to address hyperhidrosis. In January 2011, Miramar received approval from the U.S. Food and to Drug Administration (the “FDA”), to market the miraDry System to eliminate underarm sweat glands. The Company’s principal markets are the United States, Asia-Pacific and Europe/Middle East. During 2012, Miramar Technologies, Inc. commercially launched its first product, the miraDry System, a clinical system to address hyperhidrosis.
Miramar has a wholly-owned subsidiary, Miramar Labs HK Limited, which was incorporated under the laws of Hong Kong in January 2013. Miramar Labs HK Limited commenced its operations during 2013 to oversee operations in Asia and is located in Hong Kong.
The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations of the SEC, for interim financial information and, accordingly, do not include all of the information and footnotes required by generally accepted accounting principles in the United States (“GAAP”) for complete financial statements. These condensed consolidated financial statements are prepared on the same basis and should be read in conjunction with the audited financial statements and related notes included in the Company’s financial statements for the year ended December 31, 2015. Interim results are not necessarily indicative of the results to be expected for the full year, and no representation is made thereto.
In the opinion of management, these financial statements include all adjustments necessary to state fairly the financial position and results of operations for each interim period shown. All such adjustments occur in the ordinary course of business and are of a normal, recurring nature.

The accompanying financial statements are prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business. Since inception, Miramar Labs, Inc. had incurred net losses and negative cash flows from operations. From April 4, 2006 (date of inception) to September 30, 2016, Miramar Labs, Inc. had an accumulated deficit of $110,451,679. The Company has not achieved positive cash flows from operations. To date, the Company has been funded primarily by preferred stock and debt financings. In order to continue its operations, the Company must raise additional equity or debt financing and achieve profitable operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to obtain additional equity or debt financing on terms acceptable to the Company, or at all. The failure to obtain sufficient funds on acceptable terms, when needed, could have a material, adverse effect on the Company’s business, results of operations, and future cash flows.
To achieve profitable operations, the Company must successfully continue to develop, enhance, manufacture, and market its products. There can be no assurance that any such products can continue to be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect upon the Company’s financial results, financial position and future cash flows.

2.	Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s most significant estimates relate to inventory valuation and reserves, warranty accruals, deferred tax asset valuation allowance and valuation of equity and equity-linked instruments (common stock, options and warrants).
Our management believes that we consistently apply these judgments and estimates and the consolidated financial statements and accompanying notes fairly represent all periods presented. However, any differences between these judgments and estimates and actual results could have a material impact on our consolidated statements of income and financial position.
Concentration of Credit Risk and Other Risks and Uncertainties
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash and cash equivalents are deposited with one financial institution in the United States of America. Deposits in this institution may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. At September 30, 2016, the Company’s uninsured cash balances totaled $6,101,499.
The Company performs periodic credit evaluations of its customers’ financial condition and generally requires deposits from its customers. The Company generally does not charge interest on past due accounts. The Company’s customers representing greater than 10% of accounts receivable and revenue were as follows:

	Revenue		Accounts Receivable
	Nine Months Ended September 30,		September 30,	December 31,
	2016	2015	2016	2015
Customer A	12%	*	*	*
Customer B	*	*	28%	*
Customer C	*	*	11%	12%
Customer D	*	15%	*	20%
Customer E	*	*	*	23%
Sales in North America consisted of 46% and 44% of total revenue, in the nine month periods ended in September 30, 2016 and 2015, respectively. The remainder of the Company’s sales came primarily from Asia-Pacific and Europe/Middle East. Generally, the second quarter tends to be stronger than the third quarter, when vacations and holidays are more prevalent in North America and Europe.
Amplifiers used in the production of the miraDry system are manufactured in the United States and consumables (“bioTips”) are manufactured in China. These single source suppliers of these critical components may not be replaced without significant effort and delay in production. If the operations of these manufacturers are interrupted or if they are unable to meet our delivery requirements due to capacity limitations or other constraints, the Company may be limited in its ability to fulfill customer orders or to repair equipment at current customer sites.
Significant Accounting Policies
There have been no material changes to the Company’s significant accounting policies during the nine months ended September 30, 2016, as compared to the significant accounting policies described in the Company’s financial statements for the year ended December 31, 2015, filed on Form 8-K on June 13, 2016.
Recent Accounting Pronouncements
There were no changes to the new accounts pronouncements as described in the Company’s financial statements for the year ended December 31, 2015, filed on Form 8-K on June 13, 2016, except for the following:
In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This update provides guidance on the required presentation and classification in the statement of cash flows for various issues for which there has been diversity in practice in the past. For public entities, the new standard is effective for annual periods beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. The Company is currently evaluating the effect that the standard will have on the consolidated financial statements.

3.	Balance Sheet Components
Inventories

	September 30, 2016	December 31, 2015
	(Unaudited)
Raw materials	$2,365,170	$2,132,655
Work in progress	1,960,245	1,263,019
Finished goods	1,287,730	1,396,067
	$5,613,145	$4,791,741
Property and Equipment, Net

	September 30, 2016	December 31, 2015
	(Unaudited)
Leasehold Improvements	$844,360	$844,360
Machinery and equipment	1,508,074	1,355,986
Computer and office equipment	241,291	241,291
Software	326,992	326,992
Furniture and fixtures	114,564	114,564
Leased equipment	—	168,143
	3,035,281	3,051,336
Less: Accumulated depreciation and amortization	(2,251,339)	(1,840,207)
	$783,942	$1,211,129
No capital leases were entered into during the year ended December 31, 2015 or the nine month period ended September 30, 2016. Depreciation and amortization expense was $411,132 and $526,904 for the nine-month periods ended September 30, 2016 and 2015, respectively. There was no leased equipment at September 30, 2016 due to the discontinuation of the Market Validation Program.
At September 30, 2016 and December 31, 2015, substantially all of the property and equipment was located at the Company’s corporate headquarters in the United States.

Accrued Liabilities

	September 30, 2016	December 31, 2015
	(Unaudited)
Accrued payroll and related expenses	$1,795,317	$1,457,534
Accrued royalty	1,740,520	1,226,973
Accrued warranty	181,000	217,000
Accrued marketing	286,620	165,600
Accrued clinical expenses	11,500	2,600
Accrued legal	67,200	112,000
Capital lease payable, current	21,814	33,909
Deferred rent, current	30,705	18,672
Accrued other expenses	378,642	338,153
	$4,513,318	$3,572,441
Accrued Warranty
The Company regularly reviews the accrued warranty balance and updates as necessary based on sales and warranty trends. The warranty accrual as of September 30, 2016 and December 31, 2015 consisted of the following activity:

Warranty accrual, December 31, 2014	$253,000
Accruals for product warranty	427,467
Cost of warranty claims	(463,467)
Warranty accrual, December 31, 2015	$217,000
Accruals for product warranty	303,738
Cost of warranty claims	(339,738)
Warranty accrual, September 30, 2016	$181,000

4.	Fair Value of Financial Instruments
Fair Value Measurements are determined under a three-level hierarchy for fair value measurements that prioritizes the inputs to valuation techniques used to measure fair value, distinguishing between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (the observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (the unobservable inputs). Fair value is the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company primarily uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Company also considers the impact of a significant decrease in volume and level of activity for an asset or liability when compared with normal activity to identify transactions that are not orderly.

The highest priority is given to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Securities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The three hierarchy levels are defined as follows:

Level 1	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities identical assets and liabilities;

Level 2
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The fair value of the Company’s financial assets and liabilities measured on a recurring basis, as of September 30, 2016 and December 31, 2015, were as follows:

	September 30, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$—	$—	$54,029	$54,029

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$—	$—	$499,616	$499,616
There were no transfers between Level 1, 2 and 3 of the fair value hierarchy during the nine months ended September 30, 2016 and 2015.
Assumptions used in valuing the warrant liabilities are discussed in Note 10 below. The principal assumptions used, and their impact on valuations were as follows:
Stock Price - As a private company, there was no actively traded market for the Company’s stock and the Company used commonly accepted valuation techniques such as the discounted cash flows, market comparables and recent actual stock sales to derive an estimate of the fair value of its stock. An increase in value of the stock will increase the value of the warrant liability. Upon closing of the Merger, the Company became a publicly traded company and began using its publicly traded stock price.
Risk-Free Interest Rate - This is the U.S. Treasury rate for the measurement date having a term equal to the weighted average expected remaining term of the instrument. An increase in the risk-free interest rate will increase the fair value of the warrant liability.
Expected Remaining Term - This is the period of time over which the instrument is expected to remain outstanding and is based on management’s estimate, taking into consideration the remaining contractual life, historical experience and the possibility of liquidation. An increase in the expected remaining term will increase the fair value of the warrant liability.

Expected Volatility - This is a measure of the amount by which the Company’s common stock price has fluctuated or is expected to fluctuate. The Company uses the historic volatility of a group of comparable peer publicly traded companies over the retrospective period corresponding to the expected remaining term of the instrument on the measurement date. An increase in the expected volatility will increase the fair value of the warrant liability. Since the Company is newly public, it does not have sufficient trading history to estimate it’s own volatility.
Dividend Yield - The Company has not made any dividend payments and does not plan to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value of the warrant liability.
The changes in the warrant liability are summarized below:

Fair value at December 31, 2014	$371,039
Fair value of warrants issued during the year	234,719
Change in fair value recorded in interest and other income, net	(106,142)
Fair value at December 31, 2015	$499,616
Fair value of warrants issued during the year	44,663
Conversion to common stock warrants	(53,436)
Change in fair value recorded in interest and other income, net	(436,814)
Fair value at September 30, 2016	$54,029

5.	Related Party Transactions
Miramar Technologies, Inc. was formed at an incubator, The Foundry, LLC, or The Foundry, a company which provides seed capital and management services to its investees. Certain employees of The Foundry serve as members of the Company’s Board of Directors (the “Board”) and own shares of our common stock. The total amount reimbursed to The Foundry for services provided as members of the Board was $46,976 and $47,051, for the nine months ended September 30, 2016 and 2015, respectively.
In February 2008, Miramar Technologies, Inc. entered into a technology license and royalty agreement with The Foundry wherein Miramar Technologies, Inc. agreed to pay The Foundry a royalty of 1.5% of sales of the licensed products and 1.5% of the patented products, up to a maximum of $30 million. In March 2013, the total royalty percentage increased from 1.5% to 3.0% due to the issuance of a patent covering certain products of the Company. The total amount payable to The Foundry as of September 30, 2016 and December 31, 2015 was $1,740,520 and $1,226,973, respectively, which included interest accrued at the annual interest rate of the prime rate quoted by the Wall Street Journal plus 1% beginning on the first day of the calendar quarter to which such payment relates. No royalties were paid during the nine months ended September 30, 2016 or in the year ended December 31, 2015.

6.	Commitments and Contingencies
Indemnification Agreements
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.
The Company has entered into indemnification agreements with its directors and certain executive officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors and officers, other than liabilities arising from willful misconduct of the individual.
No liability associated with such indemnifications has been recorded at September 30, 2016 or December 31, 2015.
Legal Claims
On July 20, 2015, a lawsuit alleging product liability, breach of warranty and negligence was filed against the Company in the Orange County Superior Court. The plaintiff alleged, among other things, that the Company was liable to plaintiff for injuries suffered due to defects in a certain miraDry device. We believe that there is no merit to the claims against the Company and the Company intends to vigorously defend the lawsuit, but the outcome of any potential litigation matter is uncertain. Management does not believe that resolution of this matter will have a material negative effect on our operating results. As of September 30, 2016 or December 31, 2015, no amounts have been accrued related to the matters as we believe the risk of material loss to be remote.
In September 2016, the Company received a demand from an attorney in Japan who represents a terminated employee claiming wrongful termination. While we believe that the claim lacks legal basis and that we would prevail on the merits, the outcome is somewhat uncertain until the matter is finally resolved or adjudicated. The Company is insured,with a deductible payment immaterial to our operating results, to cover such claims.
Occasionally, the Company may be involved in claims and legal proceedings arising from the ordinary course of its business.  The Company records a provision for a liability when it believes that it is probable that a liability has been incurred, and when the amount can be reasonably estimated.  If these estimates and assumptions change or prove to be incorrect, it could have a material impact on the Company’s consolidated financial statements.  Contingencies are inherently unpredictable and the assessments of the value can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions.
Other than the foregoing, we are currently not aware of any other pending legal proceedings to which we are a party or of which any of our property is the subject, nor are we aware of any such proceedings that are contemplated by any governmental authority.
FDA Inspection
The FDA performed a routine inspection from July 25, 2016 through August 1, 2016. A Form FDA 483 listing one observation related to complaint handling and reporting and a second observation related to the documentation of CAPA activities was issued. The observations were corrected with a response letter submitted to FDA. FDA has indicated the issues will be reviewed during the next routine inspection.

Operating and Capital Leases
Rent expense under the Company’s operating leases was $429,685 and $424,912 for the nine-month periods ended September 30, 2016 and 2015, respectively. The Company recognizes rent expense on a straight-line basis over the lease period. The difference between rent payable and rent expense on a straight-line basis is recorded as deferred rent and amortized over the period of the lease.
The aggregate future minimum lease payments under all leases are as follows:

	Operating Lease	Capital Leases
Three months ending December 31, 2016	$135,014	$5,256
Year ending December 31, 2017	552,207	17,249
Year ending December 31, 2018	568,773	—
Year ending December 31, 2019	241,592	—
Total minimum lease payments	$1,497,586	22,505
Less: Amount representing interest		(691)
Present value of minimum lease payments		21,814
Less: current portion of capital leases		(21,814)
Long term portion of capital leases		$—

7.	Notes Payable
In August 2015, the Company refinanced the outstanding balance of the $10 million loan and security agreement entered into in June 2013. The new agreement provided for the issuance of secured promissory notes in the aggregate principal amount of up to $20 million to be drawn down in two additional tranches of $5 million each, subject to certain financial milestones. Such additional tranches of $5 million expired as of April 30, 2016 and October 31, 2016. The refinanced $10 million promissory note accrues interest at 7.80% per annum and monthly interest payments commenced on September 1, 2015. Principal and interest payments will commence on January 1, 2017.
All borrowings under the agreement are collateralized by substantially all of the Company’s assets. There are no significant financial covenants. The agreement contains a subjective acceleration clause. Failure to comply with the loan covenants may result in the acceleration of payment of all outstanding principal and interest amounts plus a prepayment fee. Due to the subjective acceleration clause, the outstanding notes payable are classified as current in the accompanying Consolidated Balance Sheets. As of September 30, 2016, the Company was in compliance with the debt covenants.
In December 2015, the Company entered into a note purchase agreement with existing private investors to draw down up to $1.5 million for working capital purposes. The Company subsequently issued $1.3 million of convertible promissory notes (“December 2015 Notes”). In February 2016, the Company entered into another note purchase agreement (“February 2016 NPA”) with existing private investors to draw down up to $2.7 million for working capital purposes. If the investors agreed to purchase the full amount available under the February 2016 NPA, the December 2015 Notes would be canceled and the February 2016 NPA would be increased by the outstanding principal and interest due on the December 2015 Notes. The Company subsequently canceled and reissued $1.3 million of the December 2015 Notes and issued $2.7 million of convertible promissory notes (“February 2016 Notes”). In May 2016, the Company increased the aggregate principal amount of the notes that may be issued under the February 2016 Notes from $2.7 million to $4.85 million and subsequently issued $2.0 million of additional convertible promissory notes.

Per the terms of the notes, interest was accrued at 8% per year and were due at the earliest of a liquidation event or one year from date of issuance. In the event of a qualified equity financing, the outstanding principal and interest on the notes payable would automatically convert into shares of the qualified financing shares at a price equal to the price per share paid by the investors in the qualified equity financing. In the event of a non-qualified financing, the shares would be converted at the option of the majority of the investors. If there was no financing event prior to the maturity date, the outstanding principal and interest on the notes payable would automatically convert into shares of Series D preferred stock at $21.64 per share.
In June 2016, in connection with the Merger, $6 million of outstanding notes were converted into 2,828,469 shares of common stock. The notes that were not converted according to their original conversion terms incurred a loss on debt conversion of $8,062,001.
The Company entered into short term financing agreements for insurance premiums with nine month payment terms and interest rates ranging from 2.25% to 4.95%. The outstanding balance of the financing agreements was $217,038 at September 30, 2016 and $40,889 at December 31, 2015.
Annual future principal payments under the notes payable are as follows:

Three months ending December 31, 2016	$131,293
Year ending December 31, 2017	3,477,349
Year ending December 31, 2018	3,665,814
Year ending December 31, 2019	2,942,582
Total payments	10,217,038
Less: Unamortized debt discount	(277,777)
Carrying value of notes payable	$9,939,261

8.	Common Stock
The Company’s amended Articles of Incorporation authorize the Company to issue 100,000,000 shares of $0.001 common stock. The common stockholders are entitled to elect three members to the Board. The holders of common stock are also entitled to receive dividends whenever funds are legally available, as, when, and if declared by the Board. As of September 30, 2016, no dividends have been declared to date. In connection with the Merger, 1,568,726 shares of common stock were issued in exchange for cash proceeds, net of issuance costs, of $7,057,177 and 900,000 shares were issued to the shareholders of KTL Bamboo International Corp.
At September 30, 2016, the Company had reserved common stock for future issuance as follows:

Exercise of options under stock plan	1,378,546
Issuance of options under stock plan	103,703
Exercise of common stock warrants	84,428
Common stock reserved for future issuance	1,566,677

9.	Convertible Preferred Stock
In June 2016, upon the closing of the Merger, all of the Company’s outstanding preferred stock of 3,564,629 shares was converted into 3,611,857 shares of common stock and the authorized preferred stock was decreased to 5,000,000 shares of “blank check” preferred stock, par value of $0.001 per share.

Convertible preferred stock at December 31, 2015 consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Amount	Carrying Value
Series A	2,100,000	147,864	$13.53	$2,000,000	$1,966,935
Series B	9,000,000	589,784	24.35	14,359,244	14,261,779
Series C	23,000,000	1,625,203	21.64	35,171,735	35,171,735
Series D	17,000,000	1,201,778	21.64	26,008,207	26,008,207
	51,100,000	3,564,629		$77,539,186	$77,408,656

10.	Stock Warrants
From June to August 2016, the Company issued warrants to purchase 17,504 shares of the common stock in conjunction with the Merger at an exercise price of $5.00. The Company determined the value of the warrants on the date of issuance to be $44,663 using the Black-Scholes option pricing model. Assumptions used were dividend yield 0%, fair value of common stock ranging from $5.00 to $6.10 , volatility of 56%, risk-free interest rate ranging from 1.01% to 1.23%, and a contractual life of five years. The fair value of the warrants was recorded as a warrant liability. The estimated value, which represents issuance costs, is recorded to additional paid in capital. The warrants expire 5 years from the issuance date.
Total outstanding warrants as of September 30, 2016 are as follows:

	Number of Warrants	Exercise Price	Fair Value at date of issuance
Equity classified
November 2010 warrants issued with Series C convertible preferred stock	12,117	$21.64	$212,409
January 2011 warrants issued with Series C convertible preferred stock	19,042	21.64	259,355
December 2011 warrants issued with Series A convertible preferred stock	1,109	13.53	6,930
June 2013 warrants issued in conjunction with note purchase agreement	9,241	21.64	152,750
April 2014 warrants issued in conjunction with drawdown on note purchase agreement	9,242	21.64	149,250
August 2015 warrants issued with refinance of note purchase agreement	16,173	21.64	234,719
Liability classified
June to August 2016 warrants issued with in conjunction with merger	17,504	5.00	44,663
Total outstanding warrants	84,428
For the nine month period ended September 30, 2016 and 2015, respectively, $436,814 and $92,596 were recorded to other income from the revaluation of the warrants to fair market value. In June 2016, in connection with the Merger, 66,924 of the outstanding warrants valued at $53,436 were reclassified from warrant liability to additional paid-in capital in the accompanying consolidated balance sheets.

The following assumptions were used in the Black-Scholes model to value the outstanding warrants:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Expected term (years)	4.68 - 4.85	.94 - 9.60
Expected volatility	53%	57%
Risk-free interest rate	1.14%	.65% - 2.27%
Annual dividend rate	—%	—%
Stock Price	$6.10	$11.50- $22.05

11.	Stock Option Plan
In June 2016, the Board approved repricing of outstanding stock options to current employee and consultant option holders. In exchange for extending the vesting of options for an additional six months, the price of the outstanding stock grants was amended to $5.00 per share. The offer expired on July 12, 2016. Outstanding option shares of 744,133, ranging in grant prices from $6.36 to $8.66, were approved by the Board on July 14, 2016 and were repriced as part of the program. The expense related to the repricing during the quarter ended September 30, 2016 was $173,512.
The following table summarizes activity under the 2006 Stock Option Plan (the “Plan”) for the nine month period ended September 30, 2016 and year ended December 31, 2015:

		Outstanding Options
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2014	66,354	629,559	$6.49
Additional shares reserved	221,797
Options granted	(271,414)	271,414	7.57
Options exercised		(13,246)	3.92
Options forfeited	31,823	(31,823)	7.17
Balance, December 31, 2015	48,560	855,904	$6.76
Additional shares reserved	599,535
Options granted	(563,810)	563,810	5.63
Options exercised		(21,750)	2.28
Options forfeited	19,418	(19,418)	7.38
Balance, September 30, 2016	103,703	1,378,546	$5.21

The following table summarizes information about stock options outstanding at September 30, 2016:

	Options Outstanding				Options Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Vested	Weighted Average Exercise Price	Aggregate Intrinsic Value
$1.3600	14,856	1.16	$1.3600	$70,417	14,856	$1.3600	$70,417
2.4400	8,501	1.55	2.4400	31,114	8,501	2.4400	31,114
4.3300	29,553	3.35	4.3300	52,309	29,553	4.3300	52,309
5.0000	743,736	7.57	5.0000	818,110	355,652	5.0000	391,217
5.5700	433,615	9.90	5.5700	229,816	63,209	5.5700	33,501
5.5925	112,651	9.90	5.5925	57,170	2,345	5.5925	1,190
6.3600	20,248	2.12	6.3600	—	20,248	6.3600	—
6.6300	2,290	7.79	6.6300	—	2,290	6.6300	—
7.4400	8,166	5.35	7.4400	—	8,166	7.4400	—
7.5800	1,289	8.79	7.5800	—	1,289	7.5800	—
8.6600	3,641	6.43	8.6600	—	3,641	8.6600	—
	1,378,546	8.20	$5.2100	$1,258,936	509,750	$5.0200	$579,748
Stock-Based Compensation Associated with Awards to Employees
During the nine month period ended September 30, 2016, the Company granted stock options to employees to purchase 563,810 shares of common stock with a weighted-average grant date fair value of $5.63. Stock-based employee compensation expense recognized during the nine-month periods ended September 30, 2016 and 2015 was $748,807 and $425,303, respectively. As of September 30, 2016, there were total unrecognized compensation costs of $1,607,851 related to these stock options. These costs are expected to be recognized over a period of approximately 2.59 years.
The total fair value of employee options vested during the nine-month periods ended September 30, 2016 and 2015 was $666,843 and $587,843, respectively.
The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options granted was estimated using the following weighted average assumptions:

	Nine months ended September 30, 2016	Year ended December 31, 2015
Expected term (in years)	5.22 years	5.65 years
Expected volatility	46%	49%
Risk-free interest rate	1.17%-1.54%	1.43% -1.74%
Dividend yield	—%	—%
Stock-Based Compensation Associated with Awards to Non-employees
In April 2015, the Company granted stock options to a board advisor to purchase 99,312 shares of common stock at $7.57. In July 2016, these shares were repriced to $5.00. In August 2016, the Company granted stock options to purchase an additional 40,608 shares of common stock at $5.57 to a board advisor and 112,651 shares of common stock at $5.5925 to the Company’s Board of Directors. Stock-based compensation expense recognized during the nine-month periods ended September 30, 2016 and 2015 was $104,866 and $39,489, respectively. As of September 30, 2016, there was total unrecognized compensation costs of $580,947 related to these stock options. These costs are expected to be recognized over a period of approximately 3.29 years.
The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes options pricing model. The fair value of stock options granted to non-employees was estimated using the following weighted average assumptions:

	Nine months ended September 30, 2016	Year ended December 31, 2015
Expected term (in years)	5.97 years	5.67 years
Expected volatility	47%	49%
Risk-free interest rate	1.29% -1.35%	1.43%
Dividend yield	—%	—%

12.	Employee Benefit Plan
The Company sponsors a 401(k) plan covering all employees. Contributions made by the Company are discretionary and are determined annually by the Board. The Company accrues for a 100% match for employee contributions up to $1,000. As of September 30, 2016 and December 31, 2015, the Company had accrued $41,496 and $48,183, respectively, for employer contributions.

13.	Net Loss per Share
The Company’s basic and diluted net loss per share are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net loss	$(3,921,958)	$(3,667,206)	$(17,004,551)	$(11,693,609)
Accretion of redeemable convertible preferred stock	—	(20,000)	—	(63,117)
Net loss attributable to common stockholders	(3,921,958)	(3,687,206)	(17,004,551)	(11,756,726)
Weighted-average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	9,256,362	385,271	4,030,810	385,271
Net loss per share attributable to common stockholders, basic and diluted	$(0.42)	$(9.57)	$(4.22)	$(30.52)
The following weighted-average common stock equivalents were excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Convertible preferred stock (if converted)	—	3,611,857	—	3,611,857
Stock warrants	84,428	66,924	84,428	66,924
Options to purchase common stock	1,378,546	873,107	1,378,546	873,107

14.	Subsequent Events
Management has evaluated all transactions and events through November 9, 2016, the date on which these financial statements were issued, and did not note any items that would adjust the financial statements or require additional disclosures.

MIRAMAR LABS, INC.
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Miramar Labs, Inc. was originally incorporated as Spacepath, Inc. in Nevada on December 28, 2012. We subsequently changed our name to KTL Bamboo International Corp. on March 18, 2015 and changed our name again to Miramar Labs, Inc. on June 7, 2016. Prior to the Merger and Split-Off (each described below), we were in the business of distributing water filtration systems produced in China.
As previously reported in our Current Report on Form 8-K filed with the SEC on June 13, 2016 as amended on June 14, 2016, we declared a 1.801801-for-1 forward stock split of our common stock, par value $0.001 per share, on May 24, 2016 in the form of a dividend with the record date of May 31, 2016. On June 8, 2016, Financial Industry Regulatory Authority, Inc. (FINRA), notified us of its announcement of the payment date of the stock split as June 2, 2016 and ex-dividend date of the stock split as June 9, 2016. On the payment date, as a result of the stock split, each holder of our common stock, par value $0.001 per share, as of the record date received an additional 0.801801 share of our common stock for each share, resulting in issuance of an additional 2,004,503 shares of common stock to the 2,500,000 shares of our common stock before the stock split. As of the ex-dividend date, our common stock began trading on a post-split adjusted basis. Also on May 26, 2016, we changed our name to Miramar Labs, Inc. by filing the Certificate of Amendment to our Amended and Restated Articles of Incorporation with the Secretary of State of the State of Nevada. Additionally, on June 7, 2016 (the Closing Date), we changed our domicile from the State of Nevada to the State of Delaware by reincorporation (the Conversion), and as a result of the Conversion, our corporate matters and affairs ceased to be governed by the Nevada Revised Statutes and became subject to the Delaware General Corporation Law. All share and per share numbers in this Prospectus relating to our common stock have been adjusted to give effect to this forward stock split and this Conversion, unless otherwise stated. On the Closing Date, we adopted the Amended and Restated Certificate of Incorporation by filing the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware and adopted the Amended and Restated Bylaws. Upon effectiveness of the Amended and Restated Certificate of Incorporation, we decreased our authorized capital stock from 300 million shares of common stock, par value $0.001 per share and 10 million shares of “blank check” preferred stock, par value $0.001 per share, to 100 million shares of common stock, par value $0.001 per share, and 5 million shares of “blank check” preferred stock, par value $0.001 per share.
On the Closing Date, our wholly-owned subsidiary, Miramar Acquisition Corp., a corporation formed in the State of Delaware on June 2, 2016 (the Acquisition Sub) merged with and into Miramar Technologies, Inc., a corporation incorporated in April 2006 in the State of Delaware, originally under the name of Miramar Labs, Inc. (Miramar) (such transaction, the Merger). Pursuant to the Merger, Miramar was the surviving corporation and became our wholly-owned subsidiary. All of the outstanding capital stock of Miramar was converted into shares of our common stock, as described in more detail below.
Further, immediately prior to the closing of the Merger, under the terms of a split-off agreement and a general release agreement (the Split-Off Agreement), the Company transferred all of its pre-Merger operating assets and liabilities to its wholly-owned special-purpose subsidiary, Spacepath Enterprise Corp., a Nevada corporation formed on June 2, 2016 (the Split-Off Subsidiary). Thereafter, pursuant to the Split-Off Agreement, the Company transferred all of the outstanding shares of capital stock of the Split-Off Subsidiary to the pre-Merger majority stockholder of the Company, and the former sole officer and director of the Company, in consideration of and in exchange for (i) the surrender and cancellation of an aggregate of 3,603,602 shares of our common stock (which were cancelled and will resume the status of authorized but unissued shares of our common stock) and (ii) certain representations, covenants and indemnities (together, the Split-Off).

As a result of the Merger and the Split-Off, we discontinued our pre-Merger business, acquired the business of Miramar and continued the existing business operations of Miramar as a publicly-traded company under the name Miramar Labs, Inc.
At the Closing Date, each of the shares of Miramar’s common stock and preferred stock issued and outstanding immediately prior to the closing of the Merger was converted into shares of our common stock at a ratio of 1:0.07393, or the Conversion Ratio. Additionally, warrants to purchase shares of Miramar’s Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock issued and outstanding immediately prior to the closing of the Merger were converted into warrants to purchase shares of our common stock at the Conversion Ratio. As a result, an aggregate of 6,486,891 shares of our common stock and warrants to purchase our common stock were issued to the holders of Miramar’s capital stock and warrants which included shares resulting from the conversion of certain existing convertible promissory notes. Finally, 11,603,764 options to purchase shares of Miramar’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into 857,634 options to purchase shares of our common stock, after taking into account the Conversion Ratio.
Also on the Closing Date, we entered into a subscription agreement, or the Subscription Agreement, with certain accredited investors, providing for the issuance and sale to such investors of an aggregate of 1,810,708 shares of common stock at a purchase price of $5.00 per share, or the Offering Price. On June 30, 2016, we closed a private placement offering in which we sold an aggregate of 51,759 shares of our common stock at the Offering Price. On July 21, 2016, we completed another closing of a private placement offering in which we sold an aggregate of 36,000 shares of our common stock at the Offering Price. On August 8, 2016, we closed another private placement offering in which we sold an aggregate of 80,100 shares of our common stock at the Offering Price. Together with our initial offering held on June 7, 2016 and the three subsequent closings, we sold an aggregate of 1,978,567 shares of our common stock and raised gross proceeds of approximately $9.9 million.
The Merger is being accounted for as a reverse-merger and recapitalization. Miramar is the acquirer for financial reporting purposes and KTL Bamboo International Corp. is the acquired company under the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combination. Consequently, the assets, liabilities and operations that will be reflected in the historical financial statements prior to the Merger will be those of the Company and will be recorded at the historical cost basis of the Company, and the consolidated financial statements after completion of the Merger will include the assets, liabilities and results of operations of the Company up to the day prior to the closing of the Merger and the assets, liabilities and results of operations of the combined company from and after the closing date of the Merger. The unaudited pro forma combined financial information is based on individual historical financial statements of the Company and KTL Bamboo International Corp. prepared under GAAP and is adjusted to give effect to the Merger Agreement.
The historical financial statements have been adjusted in the pro forma combined financial statements to give effects to events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined entities. The unaudited pro forma combined statements of operations eliminate any non-recurring charges directly related to the Merger that the combined entities incur upon completion of the Merger.
Due to different fiscal periods for the Company and KTL Bamboo International Corp., the unaudited pro forma combined statements of operations combine the Company’s historical statements of operations for the nine months ended September 30, 2016, with KTL Bamboo International Corp. historical statements of operations for the nine months ending April 30, 2016, giving effect to the events that are directly attributable to the Merger, as if the Merger were consummated at the beginning of the year ended December 31, 2015, and that are expected to have a continuing impact on the combined company. The difference in fiscal periods between the Company and KTL Bamboo International Corp. does not result to material misstatement in the combined pro forma financial statements.

The unaudited pro forma combined financial information does not purport to represent what the combined company’s results of operations would actually have been had the Merger occurred on the dates described above or to project the combined company’s results of operations for any future date or period.
The unaudited pro forma combined financial information should be read together with (1) the Company’s audited balance sheets as of December 31, 2015 and 2014 and the related statements of operations and statements of cash flows for the years ended December 31, 2015 and 2014 and the accompanying notes, and unaudited balance sheet as of September 30, 2016 and unaudited statement of operations and statement of cash flows for the nine months ended September 30, 2016 and the accompanying notes, and (2) KTL Bamboo International Corp.’s unaudited balance sheet as of April 30, 2016 and the related statements of operations and statements of cash flows for the nine months ended April 30, 2016 and 2015 and the accompanying notes.

	Miramar Technologies, Inc. and Miramar Labs, Inc.
	Unaudited Pro Forma Combined Statement of Operations and Comprehensive Loss

	For the nine months ended September 30, 2016
	Miramar Technologies, Inc.	Miramar Labs, Inc. (For the nine months ended April 30, 2016)	Merger Pro Forma Adjustments		Combined Pro Forma
Revenue:	$16,035,338	$—	$—		$16,035,338
Cost of revenue	7,211,110	—	—		7,211,110
Gross profit	8,824,228	—	—		8,824,228
Operating expenses:
Research and development	2,562,481	—	—		2,562,481
Sales and marketing	9,975,248	—	—		9,975,248
General and administrative	4,716,991	128,688	(128,688)	A	4,716,991
Total operating expenses	17,254,720	128,688	(128,688)		17,254,720
Loss from operations	(8,430,492)	(128,688)	128,688		(8,430,492)
Interest income	7,764	—	—		7,764
Interest expense	(948,662)	—	—		(948,662)
Loss on debt conversion	(8,062,001)	—	—		(8,062,001)
Other income, net	438,148	2,217	(2,217)		438,148
Net loss before provision for income taxes	(16,995,243)	(126,471)	126,471		(16,995,243)
Provision for income taxes	(9,308)	—	—		(9,308)
Net and comprehensive loss	(17,004,551)	(126,471)	126,471		(17,004,551)
Accretion of redeemable convertible preferred stock	—	—	—		—
Net loss attributable to common stockholders	$(17,004,551)	$(126,471)	$126,471		$(17,004,551)
Net loss per share attributable to common stockholders, basic and diluted	$(4.22)	$(0.03)	$—		$(4.22)

	Miramar Technologies, Inc. and Miramar Labs, Inc.
	Unaudited Pro Forma Combined Statement of Operations and Comprehensive Loss

	For the year ended December 31, 2015
	Miramar Technologies, Inc.	Miramar Labs, Inc. (For the year ended July 31, 2015)	Merger Pro Forma Adjustments		Combined Pro Forma
Revenue	$17,199,511	$28,163	$(28,163)	A	$17,199,511
Cost of revenue	8,257,048	5,040	(5,040)	A	8,257,048
Gross profit	8,942,463	23,123	(23,123)		8,942,463
Operating expenses:
Research and development	4,974,120	—	—		4,974,120
Sales and marketing	11,757,734	—	—		11,757,734
General and administrative	5,468,916	50,155	(50,155)	A	5,468,916
Total operating expenses	22,200,770	50,155	(50,155)		22,200,770
Loss from operations	(13,258,307)	(27,032)	27,032		(13,258,307)
Interest income	5,931	—	—		5,931
Interest expense	(1,295,930)	—	—		(1,295,930)
Loss on debt conversion	—	—	(2,528,247)	C	(2,528,247)
Other income, net	62,780	—	499,616	B	562,396
Net loss before provision for income taxes	(14,485,526)	(27,032)	(2,001,599)		(16,514,157)
Provision for income taxes	(8,722)	—	—		(8,722)
Net and comprehensive loss	(14,494,248)	(27,032)	(2,001,599)		(16,522,879)
Accretion of redeemable convertible preferred stock	(3,117)	—	—		(3,117)
Net loss attributable to common stockholders	$(14,497,365)	$(27,032)	$(2,001,599)		$(16,525,996)
Net loss per share attributable to common stockholders, basic and diluted	$(37.33)	$—	$—		$(42.55)

Merger Pro Forma Adjustments

A -	The adjustment reflects the split-off of Miramar operations, and the surrender and cancellation of Miramar pre-Merger outstanding capital stock upon consummation of the Merger.

B -	The adjustment reflects the elimination of the change in fair value of warrant liability from the conversion of 66,924 preferred stock warrants to common stock warrants.

C -	The adjustment reflects outstanding convertible notes payable with current investors converted to 2,418,627 shares of common stock

PART II
Information Not Required in Prospectus
Item 13. Other Expenses of Issuance and Distribution.
Set forth below is an estimate (except for registration fees, which are actual) of the approximate amount of the types of fees and expenses listed below that were paid or are payable by us in connection with the issuance and distribution of the shares of common stock to be registered by this registration statement. None of the expenses listed below are to be borne by any of the selling stockholders named in the prospectus that forms a part of this registration statement.

Item	Amount to be paid
SEC registration fee	$5,968
Printing and filing expenses	$7,000
Legal fees and expenses	$100,000
Accounting fees and expenses	$28,000
Transfer agent fees and expenses	$13,000
Miscellaneous expenses	$30,000
Total	$183,968

Item 14. Indemnification of Directors and Officers.
As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•
we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.
Item 15. Recent Sales of Unregistered Securities.
The following list sets forth information as to all securities Miramar sold from January 1, 2013 through January 6, 2017, which were not registered under the Securities Act. The following description is historical and has not been adjusted to give effect to the Merger or the share conversion ratio pursuant to the Merger Agreement.

1.
On December 16, 2013 and September 30, 2014, we issued an aggregate of 16,255,133 shares of Series D Preferred Stock at a price per share of $1.60 for aggregate gross consideration of $26,008,213 to 7 accredited investors, which included 3,130,133 shares of Series D Preferred Stock which were issued pursuant to the conversion of $5,008,212 aggregate principal amount and interest of convertible notes.

2.	In December 2015, February 2016 and May 2016, we issued convertible promissory notes for an aggregate principal amount of $4,850,000 to 9 accredited investors.

3.
In June 7, 2016, June 30, 3016, July 21, 2016 and August 8, 2016, we issued an aggregate of (i) 1,978,567 shares of common stock to accredited investors in the Private Placement, (ii) 6,374,171 shares of our common stock issued to former stockholders of Miramar Technologies, Inc. in connection with the closing of the Merger and (iv) 17,504 shares of common stock issuable upon exercise of the Placement Agent Warrants.

4.	In August 2016, we issued an aggregate of 63,636 shares of common stock to certain consultants in consideration of such consultants' services provided to the company.

5.
Miramar granted stock options and stock awards to employees, directors and consultants under the 2006 Plan covering an aggregate of 1,248,286 shares of common stock, at a weighted average exercise price of $5.44 per share. Of these, options covering aggregate of 88,402 shares were canceled without being exercised.

6.
Miramar sold an aggregate of 52,379 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $203,772.12 upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1)-(3) by virtue of Section 4(a)(2) of the Securities Act and/or Regulation D promulgated under the Securities Act as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the Registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.
We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (4)-(5) above under Section 4(a)(2) of the Securities Act, in that such sales and issuances did not involve a public offering, or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.
Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.
(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes:
1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
a.    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
b.    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
c.    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
3.    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
4.    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of Title 17 of the Code of Federal Regulations), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
5.    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
6.    The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
a.    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of Title 17 of the Code of Federal Regulations);
b.    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
c.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
d.    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned hereunto duly authorized in the City of Santa Clara, State of California, on January 9, 2017.

MIRAMAR LABS, INC.
/s/ Robert Michael Kleine
Name: Robert Michael Kleine
Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Michael Kleine	Director, President and Chief Executive Officer(Principal Executive Officer)	January 9, 2017
Robert Michael Kleine

/s/ Brigid A. Makes	Chief Financial Officer (Principal Financial and Accounting Officer)	January 9, 2017
Brigid A. Makes

	Director	, 2016
Mark E. Deem

*	Director	January 9, 2017
Hanson S. Gifford III

*	Director	January 9, 2017
Maxim Gorbachev

*	Director	January 9, 2017
Henry A. Plain, Jr.

*	Director	January 9, 2017
Stacey D. Seltzer

*	Director	January 9, 2017
Brian H. Dovey

*	Director	January 9, 2017
Patrick F. Williams

*By:	/s/ Robert Michael Kleine
Robert Michael Kleine
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated June 7, 2016, by and among Miramar Labs, Inc., Miramar Technologies, Inc. and Miramar Acquisition Corp.
3.1*	Amended and Restated Certificate of Incorporation of Miramar Labs, Inc., filed June 7, 2016.
3.2*	Amended and Restated Bylaws of Miramar Labs, Inc., effective as of June 7, 2016.
3.3*	Certificate of Merger of Miramar Acquisition Corp. with and into Miramar Technologies, Inc., filed June 7, 2016.
4.1*	Form of Common Stock Certificate.
4.2*	Registration Rights Agreement, dated June 7, 2016, by and among Miramar Labs, Inc. and certain investors named therein.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati P.C.
10.1*	Split Off Agreement, dated June 7, 2016, by and among Miramar Labs, Inc. (f/k/a KTL Bamboo International Corp.), Spacepath Enterprise Corp. and Andrey Zasoryn.
10.2*	General Release Agreement, dated June 7, 2016, by and among Miramar Labs, Inc. (f/k/a KTL Bamboo International Corp.), Spacepath Enterprise Corp. and Andrey Zasoryn.
10.4*	Form of Subscription Agreement, by and between Miramar Labs, Inc. (f/k/a KTL Bamboo International Corp.) and the purchasers thereto.
10.5*	Private Placement Engagement Agreement, dated June 1, 2016, by and among Miramar Labs, Inc., Katalyst Securities LLC and The Benchmark Company, LLC.
10.6*	Assignment and Assumption of Engagement Letter dated June 7, 2016 by and among Miramar Labs, Inc., Miramar Technologies, Inc., Katalyst Securities LLC and The Benchmark Company, LLC.
10.7*	Form of Placement Agent Warrant for Common Stock of Miramar Labs, Inc.
10.8*	Assignment and License Agreement, dated December 31, 2008, by and between Miramar Labs, Inc. and The Foundry, Inc.
10.9*	Assignment and License Clarification Letter, dated June 10, 2010, by and between Miramar Labs, Inc. and The Foundry, LLC.
10.10*	Asset Purchase Agreement, dated January 18, 2008, by and between Miramar Labs, Inc. and Jan Wallace.
10.11*	Loan and Security Agreement, dated August 7, 2015, by and among Miramar Labs, Inc., Oxford Finance LLC, and Silicon Valley Bank.
10.12*	Subordination Agreement, dated February 24, 2016, by and among Oxford Finance LLC and Lenders from time to time a party thereto.
10.13*
Consent, Joinder and First Amendment to Loan and Security Agreement, dated June 2, 2016, by and among Miramar Labs, Inc., Oxford Finance LLC, Silicon Valley Bank and Lenders from time to time a party thereto.

10.14*
Consent, Joinder and Second Amendment to Loan and Security Agreement, dated June 7, 2016, by and among Miramar Labs, Inc., Oxford Finance LLC, Silicon Valley Bank and Lenders from time to time a party thereto.

10.15*	Lease Agreement, dated December 16, 2013, by and between Miramar Labs, Inc. and DWF III Walsh Bowers, LLC.
10.16†*	Miramar Labs, Inc. 2006 Stock Plan.
10.17†*	Form of Stock Option Agreement under the 2006 Plan.

Exhibit Number	Description
10.18†*	Form of Indemnification Agreement for directors and executive officers.
10.19†*	Employment Offer Letter, dated October 16, 2006, by and between Foundry Newco X and Steven Kim.
10.20†*	Employment Agreement, dated September 21, 2011, by and between Miramar Labs, Inc. and Brigid A. Makes.
10.21†*	Amendment to Employment Agreement, dated May 28, 2013, by and between Miramar Labs, Inc. and Brigid A. Makes.
10.22†*	Employment Agreement, dated May 27, 2016, by and between Miramar Labs, Inc. and Robert Michael Kleine.
10.23#*	Supply Agreement dated, November 13, 2014, by and between Miramar Labs, Inc. and Broadband Wireless, LLC.
10.24#*	Contract Manufacturing Service Agreement dated, November 6, 2012, by and between Miramar Labs, Inc. and Healthcare Technology International Limited.
23.1	Consent of SingerLewak LLP.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati P.C. (contained in Exhibit 5.1).
24.1	Power of Attorney (previously included on the signature page of Registrant’s Registration Statement on Form S-1, filed on October 14, 2016).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed previously.

†	Management contract or compensatory plan or arrangement.

#	Confidential treatment granted. Portions of this exhibit (indicated by asterisks) have been omitted and this exhibit has been filed separately with the SEC.